FILED PURSUANT TO RULE 424 (B)(3)

REGISTRATION NO. 333-129721

Vintage Petroleum, Inc.

To the Stockholders of Vintage Petroleum, Inc.:

You are cordially invited to attend a special meeting of the stockholders of Vintage Petroleum, Inc., which will be held on January 26, 2006, at 10 a.m. local time. The special meeting will be held at 110 W. Seventh Street, 28th Floor, Tulsa, Oklahoma 74119.

At the special meeting, you will be asked to adopt the Agreement and Plan of Merger, dated as of October 13, 2005, among Vintage Petroleum, Inc., Occidental Petroleum Corporation, and a wholly owned subsidiary of Occidental.

Pursuant to the terms of the merger agreement, Vintage will merge with and into a wholly owned subsidiary of Occidental, with the subsidiary as the surviving entity. As a result of the merger, the separate corporate existence of Vintage will cease. In the merger, Occidental will acquire all of the shares of Vintage common stock and the holders of Vintage common stock will receive 0.42 of a share of Occidental common stock plus $20 in cash for each share of Vintage common stock, and cash in lieu of fractional shares, if any. Occidental common stock is traded on the New York Stock Exchange under the symbol “OXY.” On December 16, 2005, Occidental common stock closed at $80.85 per share.

We strongly encourage you to read the accompanying document, which provides detailed information about the merger, the terms of the merger agreement and the merger consideration. Please see “ Risk Factors” beginning on page 24 to read about factors relating to the merger which you should consider.

The Vintage board of directors has unanimously adopted the merger agreement as being in the best interests of Vintage stockholders and recommends that you vote to adopt the merger agreement.

The affirmative vote of the holders of at least a majority of the outstanding shares of Vintage common stock is required to adopt the merger agreement. Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used.

December 20, 2005	Charles C. Stephenson, Jr. Chairman of the Board, President and Chief Executive Officer Vintage Petroleum, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated December 20, 2005 and is expected to be first mailed to Vintage stockholders on or about December 23, 2005.

Vintage Petroleum, Inc.

110 West Seventh Street

Tulsa, Oklahoma 74119

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

A Special Meeting of Stockholders of Vintage Petroleum, Inc. will be held at 110 W. Seventh Street, 28th Floor, Tulsa, Oklahoma 74119, on January 26, 2006, at 10 a.m. local time for the following purpose:

•	To consider and vote on a proposal to adopt the Agreement and Plan of Merger among Occidental Petroleum Corporation, Vintage Petroleum, Inc. and Occidental Transaction 1, LLC dated as of October 13, 2005, providing for the merger of Vintage into Occidental Transaction 1, LLC, a wholly owned subsidiary of Occidental Petroleum Corporation.

•	To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

•	To transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

At this time, the Vintage board of directors is unaware of any matters, other than those set forth above, that may properly come before the special meeting.

If you were a stockholder of record at the close of business on November 30, 2005, you may vote at the meeting or at any postponement or adjournment of the meeting.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF VINTAGE PETROLEUM, INC. AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE AGREEMENT AND PLAN OF MERGER.

In connection with the proposed merger, you may exercise dissenters’ rights as provided in the Delaware General Corporation Law. If you meet all the requirements of this law, and follow all of its required procedures, you may receive cash in the amount equal to the fair value, as determined by mutual agreement between you and Occidental Transaction 1, LLC, or if there is no agreement, by appraisal of your shares of Vintage Petroleum, Inc. common stock as of the day before the merger. The procedure for exercising your dissenters’ rights is summarized under the heading “Appraisal Rights” in the attached document. The relevant provisions of the Delaware General Corporation Law on dissenters’ rights are attached to this document as Appendix D.

BY ORDER OF THE BOARD OF DIRECTORS

William C. Barnes Secretary

December 20, 2005

REFERENCE TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Vintage and Occidental from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Vintage and Occidental that are incorporated by reference in this document, without charge, through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company.

Vintage Petroleum, Inc. Attn: Investor Relations 110 West Seventh Street Tulsa, Oklahoma 74119 (918) 592–0101 www.vintagepetroleum.com	Occidental Petroleum Corporation Attn: Publications Department 10889 Wilshire Boulevard Los Angeles, California 90024 (310) 208–8800 www.oxy.com

(All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.)

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

In order to receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than January 19, 2006.

See “Where You Can Find More Information” beginning on page 83.

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IMPORTANT NOTICE

Whether or not you plan to attend the special meeting in person, you are urged to read the attached document carefully and then sign, date and return the accompanying proxy card in the enclosed postage-prepaid envelope or submit a proxy by telephone or the Internet by following the instructions on the accompanying proxy card. If you later desire to revoke your proxy for any reason, you may do so in the manner set forth in the attached document.

If you have questions, you may contact Vintage’s proxy solicitor:

MORROW & CO., INC.

470 West Avenue

Stamford, CT 06902

E-mail: VPI.info@morrowco.com

Call Collect: (203) 658-9400

STOCKHOLDERS PLEASE CALL: (800) 607-0088

Banks and Brokerage Firms, Please Call: (800) 654-2468

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QUESTIONS AND ANSWERS ABOUT THE VINTAGE PETROLEUM, INC.

SPECIAL MEETING AND THE MERGER

The following are some of the questions that you, as a stockholder of Vintage, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision as to your Vintage common stock.

Q1:	Why are these proxy materials being sent to Vintage stockholders?

A1:	This document is being provided by, and the enclosed proxy card is solicited by and on behalf of, the Vintage board of directors for use at the special meeting of Vintage stockholders.

Q2:	When and where is the Vintage special meeting?

A2:	The Vintage special meeting is scheduled to be held at 10 a.m., local time, on January 26, 2006 at 110 W. Seventh Street, 28th Floor, Tulsa, Oklahoma 74119, unless it is postponed or adjourned.

Q3:	What is the purpose of the Vintage special meeting? What am I voting on?

A3:	The purpose of the special meeting is to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of October 13, 2005 (referred to in this document as the merger agreement or the plan of merger), between Occidental Petroleum Corporation, its wholly owned subsidiary and Vintage.

Q4:	Who are the parties to the merger?

A4:	The parties to the merger are Occidental, its wholly owned subsidiary and Vintage.

Q5:	Who is entitled to vote at the Vintage special meeting?

A5:	Vintage stockholders of record at the close of business on November 30, 2005, the record date for the Vintage special meeting, are entitled to receive notice of and to vote on matters that come before the special meeting and any adjournments or postponements of the special meeting. However, a Vintage stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Vintage special meeting.

Q6:	How do I vote?

A6:	After carefully reading and considering the information contained in this document, please fill out, sign and date the proxy card, and then mail your signed proxy card in the enclosed envelope as soon as possible so that your shares may be voted at the special meeting. You may also vote your shares online via the Internet or by telephone according to the instructions on the proxy card. Alternatively, a Vintage stockholder may attend the Vintage special meeting and vote in person. For detailed information please see “The Special Meeting of Vintage Stockholders” on page 26.

Q7:	How many votes do I have?

A7:	Each share of Vintage common stock that you own as of the record date entitles you to one vote. As of the close of business on November 30, 2005, there were 67,214,748 outstanding shares of Vintage common stock. As of that date, 17.8% of the outstanding shares of Vintage common stock was held by directors and executive officers of Vintage and their respective affiliates.

Q8:	What constitutes a quorum at the Vintage special meeting?

A8:	The presence of the holders of a majority of the shares entitled to vote at the Vintage special meeting constitutes a quorum. Presence may be in person or by proxy. You will be considered part of the quorum if you return a signed and dated proxy card, or if you are present in person at the special meeting.

Abstentions and shares voted by a bank or broker holding shares for a beneficial owner are counted as present and entitled to vote for purposes of determining a quorum.

Q9:	If I hold shares of Vintage common stock pursuant to the Vintage 401(k) Plan, will I be able to vote?

A9:	Yes. You should instruct the 401(k) plan trustee how to vote the shares allocated to your plan account, following the instructions contained in the voting instructions card that the plan administrator provides to you.

Q10:	What vote is required to adopt the plan of merger? What is the effect of not voting?

A10:	The affirmative vote of the holders of at least a majority of the outstanding shares of Vintage common stock is required to adopt the plan of merger. No vote of the stockholders of Occidental is required to adopt the plan of merger.

Because the affirmative vote required to adopt the plan of merger is based upon the total number of outstanding shares of Vintage common stock, the failure to submit a proxy (or to vote in person at the special meeting) or the abstention from voting by a stockholder will have the same effect as a vote against adoption of the plan of merger.

Q11:	If my shares are held in “street name,” will my broker automatically vote my shares for me?

A11:	No. Your broker cannot vote your shares without instructions from you. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against adoption of the merger agreement.

Q12:	What is the recommendation of the Vintage board of directors?

A12:	The Vintage board of directors recommends a vote FOR adoption of the plan of merger.

Q13:	What if I return my proxy card but do not mark it to show how I am voting?

A13:	If your proxy card is signed and returned without specifying your choice, your shares will be voted FOR the adoption of the plan of merger according to the recommendation of the Vintage board of directors.

Q14:	Can I change my vote after I have mailed my signed proxy card?

A14:	Yes. You can change your vote by revoking your proxy at any time before it is exercised at the Vintage special meeting. You can revoke your proxy in one of the following ways:

•	notify Vintage’s Corporate Secretary in writing before the special meeting that you are revoking your proxy,

•	submit another proxy by mail, internet or telephone with a later date, or

•	vote in person at the special meeting.

If your shares of Vintage common stock are held by a broker as nominee, you must follow your broker’s procedures for changing your instruction to your broker on how to vote.

Q15:	As a holder of Vintage common stock, what will I receive in the merger?

A15:	For each share of Vintage common stock you own, you will have the right to receive 0.42 of a share of Occidental Petroleum Corporation common stock plus $20 in cash.

Q16:	What regulatory requirements must be satisfied to complete the merger?

A16:

On November 21, 2005, Occidental and Vintage were granted early termination with respect to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, or HSR Act. Occidental and/or Vintage

may be required to obtain certain other state and foreign regulatory approvals, including that of the Argentinean antitrust commission. However, Occidental and Vintage do not expect such approvals to delay closing or payment of the consideration.

Q17:	What are the tax consequences of the merger to me?

A17:	The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. In connection with the merger, McKee Nelson LLP will deliver to Occidental, and Conner & Winters, LLP will deliver to Vintage, an opinion that the merger will qualify as a reorganization for U.S. federal income tax purposes. Provided that the merger qualifies as a reorganization for such purposes, you may recognize gain, but you will not recognize loss, upon the exchange of your shares of Vintage common stock for shares of Occidental common stock and cash. If the sum of the fair market value of the Occidental common stock and the amount of cash you receive in exchange for your shares of Vintage common stock exceeds the adjusted basis of your shares of Vintage common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Vintage common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income. For a more complete description of the material U.S. federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 49. The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this document. You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Q18:	What risks should I consider before I vote on the merger?

A18:	We encourage you to read carefully the detailed information about the merger contained in this document, including the section entitled “Risk Factors” beginning on page 24.

Q19:	When do you expect to merge?

A19:	We are working to complete the merger in the first quarter of 2006. Among other things, prior to closing, we must obtain the approval of Vintage’s stockholders at the special meeting. We cannot assure you as to whether all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q20:	Do I have appraisal rights if I object to the merger?

A20:	Yes. As a holder of Vintage common stock, you are entitled to appraisal rights under the Delaware General Corporation law in connection with the merger if you meet certain conditions, which conditions are described in this document under the section entitled “Appraisal Rights” beginning on page 79.

Q21:	Whom should I contact with questions about the merger or to obtain additional copies of this document?

A21:	MORROW & CO., INC.
470 West Avenue
Stamford, CT 06902
E-mail: VPI.info@morrowco.com
Call Collect: (203) 658-9400
Stockholders please call: (800) 607-0088
Banks and Brokerage Firms, please call: (800) 654-2468

SUMMARY

This summary highlights selected information about the merger in this document and does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this document refers for a more complete understanding of the matter being considered at the special meeting. See “Where You Can Find More Information” beginning on page 83. Unless we have stated otherwise, all references in this document to Vintage are to Vintage Petroleum, Inc., all references to Occidental are to Occidental Petroleum Corporation, all references to Merger Sub are to Occidental Transaction 1, LLC, and all references to the plan of merger or the merger agreement are to the Agreement and Plan of Merger, dated as of October 13, 2005, among Occidental, Merger Sub and Vintage, a copy of which is attached as Appendix A to this document. In this document, we often refer to the “combined company,” which means, following the merger, Occidental and its subsidiaries, including Vintage.

The Companies (Page 66)

Occidental Petroleum Corp.

10889 Wilshire Boulevard

Los Angeles, California 90024

(310) 208-8800

Occidental Petroleum Corporation began in the 1920s as a small California oil and gas company and reincorporated in Delaware in 1986. Occidental’s principal businesses consist of two industry segments. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas. The chemical segment manufactures and markets basic chemicals, vinyls and performance chemicals.

Vintage Petroleum, Inc.

110 West Seventh Street

Tulsa, Oklahoma 74119

(918) 592-0101

Vintage Petroleum, Inc. was established as a private company in 1983 with a strategy of acquiring producing oil and gas properties that had the potential to expand reserves and production through subsequent exploitation. Core oil and gas producing areas were established in East Texas, the Gulf Coast, and the Mid-Continent regions, with the West Coast area added in 1992. Beginning in 1995, Vintage expanded internationally and currently has international core areas in Argentina, Bolivia and Yemen. Vintage became a public company traded on the New York Stock Exchange in August 1990.

The Merger; Consideration (Pages 28, 55)

We propose a merger in which Vintage will merge with and into Merger Sub, a wholly-owned subsidiary of Occidental. As a result of the merger, Vintage will cease to exist as a separate corporation. When we complete the merger, you will be entitled to receive 0.42 of a share of Occidental common stock plus $20.00 cash for each share of Vintage common stock you own. Immediately after the merger, former Vintage stockholders are expected to own approximately 6.6% of the outstanding shares of Occidental common stock based on shares outstanding as of November 30, 2005 (without giving effect to shares of Occidental common stock held by Vintage stockholders prior to the merger or Occidental’s announced intention to repurchase 9 million shares of its common stock). We expect to complete the merger in the first quarter of 2006.

Do not send your Vintage stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal you will receive shortly after the merger is consummated.

The Vintage board of directors recommends that you adopt the plan of merger (Page 32)

After careful consideration, the Vintage board of directors unanimously adopted the plan of merger. The Vintage board of directors recommends that holders of Vintage common stock vote FOR the adoption of the plan of merger.

The affirmative vote of the holders of at least a majority of the outstanding shares of Vintage common stock is required to adopt the plan of merger. No vote of Occidental stockholders is required (or will be sought) in connection with the merger.

In the course of evaluating the merger, the Vintage board of directors consulted with Vintage senior management and Vintage’s legal and financial advisors and considered a number of strategic, financial and other considerations referred to under “The Merger—Vintage’s Reasons for the Merger” on page 30.

Opinions of Vintage’s financial advisors (Page 33)

Credit Suisse First Boston LLC. In connection with the merger, Credit Suisse First Boston LLC, or Credit Suisse First Boston, financial advisor to the Vintage board of directors, delivered a written opinion, dated October 13, 2005, to the Vintage board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration. The full text of Credit Suisse First Boston’s written opinion is attached to this document as Appendix B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken. Credit Suisse First Boston’s opinion was provided to the Vintage board of directors in connection with its evaluation of the merger consideration, does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the merger.

Lehman Brothers Inc. In connection with the merger, Lehman Brothers Inc., or Lehman Brothers, financial advisor to the Vintage board of directors, delivered a written opinion, dated October 13, 2005, to the Vintage board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration. The full text of Lehman Brothers’ written opinion is attached to this document as Appendix C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken. Lehman Brothers’ opinion was provided to the Vintage board of directors in connection with its evaluation of the merger consideration, does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the merger.

Vintage’s directors and executive officers have interests in the merger that may differ from, or are in addition to, your interests in the merger (Page 68)

You should be aware that some of the directors and executive officers of Vintage have interests in the merger that may be different from, or are in addition to, the interests of Vintage stockholders. These interests include, but are not limited to, benefits payable to certain executive officers as a result of the consummation of the merger and the indemnification of former Vintage officers and directors by Occidental.

Material United States federal income tax considerations (Page 49)

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. In connection with the merger, McKee Nelson LLP will deliver to Occidental, and Conner & Winters, LLP will deliver to Vintage, an opinion that the merger will qualify as a reorganization for U.S. federal income tax purposes. Provided that the merger qualifies as a reorganization for such purposes, you may recognize gain, but you will not recognize loss, upon the exchange of your shares of Vintage common stock for shares of Occidental common stock and cash. If the sum of the fair market value of the Occidental common stock and the amount of cash you receive in exchange for your shares of Vintage common stock exceeds the adjusted basis of your shares of Vintage common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Vintage common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income. For a more complete description of the material U.S. federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 49. The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this document. You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Procedures for exchange of Vintage common stock for the merger consideration (Page 55)

Holders of Vintage share certificates will be required to surrender those share certificates before they will be issued the merger consideration to which they are entitled in the merger. After the effective time of the merger and prior to the surrender of such share certificates, the share certificates will be deemed to represent that number of shares of Occidental common stock and cash that the holder is entitled to receive in the merger.

Following the merger, you will be entitled to receive dividends Occidental pays on Occidental common stock (Page 55)

After the merger, when, as and if declared by Occidental’s board of directors, you will receive any dividends Occidental pays on its common stock.

Accounting treatment (Page 52)

The merger will be accounted for as an acquisition of Vintage by Occidental under the purchase method of accounting in accordance with U.S. generally accepted accounting principles.

In order to complete the merger, we must first satisfy certain regulatory requirements (Page 52)

On November 21, 2005, Occidental and Vintage were granted early termination with respect to the waiting period under the HSR Act. Occidental and/or Vintage may be required to obtain certain other state and foreign regulatory approvals, including that of the Argentinean antitrust commission. However, Occidental and Vintage do not expect such approvals to delay closing or payment of the consideration.

Vintage stockholders may have appraisal rights (Page 79)

Under Delaware law, you may have the right to dissent from the merger and to have the appraised fair value of your shares of Vintage common stock paid to you in cash. You will have the right to seek appraisal of the value of your Vintage shares and be paid the appraised value if you (1) notify Vintage, before the vote is taken, by written notice of your intention to demand payment for the shares if the proposed merger is effectuated, (2) do not vote in favor of the merger, (3) submit your Vintage stock certificates to Vintage by the date set forth in the dissenters’ notice, and (4) otherwise comply with the provisions governing appraisal rights under Delaware law.

If you dissent from the merger and the conditions outlined above are met, your shares of Vintage common stock will not be exchanged for shares of Occidental common stock and cash in the merger, and your only right will be to receive the fair value of your shares as determined by mutual agreement between you and the Merger Sub or by appraisal if you and the Merger Sub are unable to agree. The appraised value may be more or less than the consideration you would receive under the terms of the merger agreement. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote “FOR” the merger and a waiver of your appraisal rights. A vote against the merger does not dispense with the other requirements to request an appraisal under Delaware law.

The merger agreement (Page 54)

The merger agreement is described beginning on page 54. The merger agreement also is attached as Appendix A to this document. We urge you to read the merger agreement in its entirety because it contains important provisions governing the terms and conditions of the merger.

Acquisition proposals (Page 61)

Subject to specified legal and fiduciary exceptions, the merger agreement provides that neither Vintage nor any of its subsidiaries nor any of its or its subsidiaries’ officers or directors will, and Vintage will cause its employees, agents and representatives, including any financial advisor, attorney or accountant retained by it, not to, directly or indirectly:

•	initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to:

•	a merger, reorganization, share exchange, consolidation or similar transaction involving Vintage or any of its subsidiaries;

•	any purchase of all or 15% or more of the assets of Vintage or any of its subsidiaries; or

•	any purchase of more than 15% of the outstanding equity securities of Vintage or any of its subsidiaries;

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussion with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal.

Conditions to consummation of the merger (Page 62)

The completion of the merger depends on a number of conditions being met, including:

•	adoption of the merger agreement by Vintage stockholders;

•	authorization for listing on the New York Stock Exchange, or NYSE, of the shares of Occidental common stock that are to be issued to Vintage stockholders upon completion of the merger;

•	receipt of required regulatory approvals, including expiration or early termination of the waiting period under the HSR Act;

•	effectiveness of the registration statement, of which this proxy statement-prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	absence of any order, injunction, decree, statute, rule, regulation or judgment issued or enacted by any governmental entity or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt by each party of the opinion of its counsel, in form and substance reasonably satisfactory to it, that the merger will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code, or the Code, and that each of Vintage and Occidental will be a party to that reorganization within the meaning of Section 368(b) of the Code;

•	accuracy of the representations and warranties of the other party in all material respects as of October 13, 2005, and except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date; provided, however, that those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably likely to have a material adverse effect on the party making the representation; and

•	performance by each party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date.

We may decide not to complete the merger (Page 64)

Vintage and Occidental can agree at any time prior to the effective time of the merger to terminate the merger agreement and abandon the merger, whether before or after approval by the stockholders of Vintage. Also, either of the parties can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	failure to complete the merger by March 1, 2006, unless the failure of the closing to occur by this date arises out of a material breach of its obligations under the merger agreement by the party seeking to terminate the merger;

•	breach by the other party of any representation, warranty, covenant or agreement made in the merger agreement, or any such representation or warranty becoming untrue after the execution of the merger agreement, if the breach is of the sort that would permit the terminating party not to complete the merger and the breach is not cured within 30 days of the notice of the breach;

•	failure of the Vintage stockholders to adopt the plan of merger; or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable.

Occidental can additionally decide to terminate the merger agreement without Vintage’s consent if Vintage has breached its obligations under the merger agreement relating to acquisition proposals, or the board of directors of Vintage has withdrawn or adversely modified its recommendation of the plan of merger or failed to reconfirm its recommendation within five business days after a request by Occidental to do so.

Under some circumstances, Vintage will be required to pay a termination fee to Occidental if the merger agreement is terminated (Page 65)

Under specified conditions, Vintage may owe to Occidental a termination fee in the amount of $75,000,000 if the merger agreement is terminated. The merger agreement requires Vintage to pay the termination fee to Occidental if Occidental terminates the merger agreement because the board of directors of Vintage has withdrawn or adversely modified or changed its recommendation of the plan of merger or failed to reconfirm its recommendation of the plan of merger within five business days after a written request by Occidental to do so or Vintage has breached its obligations under the merger agreement relating to acquisition proposals other than a failure to obtain the consent of the Vintage stockholders.

Comparison of stockholder rights (Page 73)

The conversion of your shares of Vintage common stock into the right to receive shares of Occidental common stock in the merger will result in differences between your rights as a Vintage stockholder, which are governed by the Delaware General Corporation Law and Vintage’s certificate of incorporation and bylaws, and your rights as an Occidental stockholder, which are governed by the Delaware General Corporation Law and Occidental’s certificate of incorporation and bylaws.

SELECTED HISTORICAL FINANCIAL DATA OF OCCIDENTAL

The following statements of operations and cash flow data for each of the five years in the period ended December 31, 2004, and the balance sheet data as of December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from Occidental’s audited consolidated financial statements or other consolidated financial information contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated into this document by reference.

The statements of operations and cash flow data for each of the nine-month periods ended September 30, 2005 and 2004, and the balance sheet data as of September 30, 2005 have been derived from Occidental’s unaudited consolidated financial statements contained in Occidental’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which is incorporated into this document by reference. The balance sheet data as of September 30, 2004 have been derived from Occidental’s unaudited consolidated financial statements contained in Occidental’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, which has not been incorporated into this document by reference.

You should read this selected historical financial data together with the financial statements that are incorporated by reference in this document and their accompanying notes and management’s discussion and analysis of operations and financial condition of Occidental contained in such reports.

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in millions, except per share amounts)
RESULTS OF OPERATIONS
Net sales	$10,878	$8,286	$11,368	$9,240	$7,247	$8,012	$8,399
Income from continuing operations	$4,124	$1,832	$2,606	$1,601	$1,181	$1,182	$1,559
Net income	$4,129	$1,826	$2,568	$1,527	$989	$1,154	$1,570
Earnings applicable to common stock	$4,129	$1,826	$2,568	$1,527	$989	$1,154	$1,571
Basic earnings per common share from continuing operations	$10.25	$4.65	$6.59	$4.17	$3.14	$3.17	$4.23
Basic earnings per common share	$10.26	$4.63	$6.49	$3.98	$2.63	$3.10	$4.26
Diluted earnings per common share	$10.11	$4.57	$6.40	$3.93	$2.61	$3.09	$4.26

FINANCIAL POSITION
Total assets	$25,097	$20,376	$21,391	$18,168	$16,548	$17,850	$19,414
Long-term debt, net	$2,896	$3,809	$3,345	$3,993	$3,997	$4,065	$5,185
Trust preferred securities	$—	$—	$—	$453	$455	$463	$473
Common stockholders’ equity	$13,909	$9,778	$10,550	$7,929	$6,318	$5,634	$4,774

CASH FLOW
Cash provided by operating activities	$3,763	$2,711	$3,878	$3,074	$2,100	$2,566	$2,348
Capital expenditures	$(1,661)	$(1,270)	$(1,843)	$(1,600)	$(1,234)	$(1,305)	$(887)
Cash (used) provided by all other investing activities, net	$(831)	$(476)	$(445)	$(421)	$(462)	$654	$(2,157)
DIVIDENDS PER COMMON SHARE	$0.93	$0.825	$1.10	$1.04	$1.00	$1.00	$1.00
BASIC SHARES OUTSTANDING (thousands)	402,388	394,079	395,580	383,943	376,190	372,119	368,750

SELECTED HISTORICAL FINANCIAL DATA OF VINTAGE

The following statements of operations and cash flow data for each of the three years ended December 31, 2004, and the balance sheet data as of December 31, 2004 and 2003 have been derived from Vintage’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated into this document by reference. The statements of operations and cash flow data for the years ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from Vintage’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The statements of operations data and cash flow data reflect the presentation of Vintage’s operations in Trinidad, Canada and Ecuador as discontinued operations for all periods. Certain amounts in the audited statements of operations and cash flow data for the years ended December 31, 2001 and 2000, were reclassified to conform to this segregation of continuing operations and discontinued operations in the table below.

The statements of operations and cash flow data for each of the nine-month periods ended September 30, 2005 and 2004, and the balance sheet data as of September 30, 2005 have been derived from Vintage’s unaudited consolidated financial statements contained in Vintage’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which is incorporated into this document by reference. The balance sheet data as of September 30, 2004 have been derived from Vintage’s unaudited consolidated financial statements contained in Vintage’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, which has not been incorporated into this document by reference.

You should read this selected historical financial data together with the financial statements that are incorporated by reference in this document and their accompanying notes and management’s discussion and analysis of operations and financial condition of Vintage contained in such reports.

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
RESULTS OF OPERATIONS
Total revenues	$772,227	$545,684	$778,180	$614,747	$518,978	$723,535	$778,014
Income from continuing operations before cumulative effect of changes in accounting principles	$151,118	$80,473	$125,441	$59,494	$34,971	$159,572	$170,974
Net income (loss)	$161,861	$83,559	$332,592	$(240,907)	$(143,664)	$133,507	$195,893
Income per share from continuing operations before cumulative effect of changes in accounting principles:
Basic	$2.27	$1.24	$1.93	$0.93	$0.55	$2.53	$2.73
Diluted	$2.24	$1.23	$1.91	$0.92	$0.55	$2.49	$2.67
Income (loss) per share:
Basic	$2.43	$1.29	$5.11	$(3.76)	$(2.27)	$2.12	$3.13
Diluted	$2.40	$1.28	$5.06	$(3.74)	$(2.26)	$2.09	$3.06

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
FINANCIAL POSITION
Total assets	$1,875,804	$1,680,362	$1,644,892	$1,454,259	$1,775,804	$2,107,902	$1,352,002
Long-term debt	$549,953	$676,547	$549,949	$699,943	$883,180	$1,010,673	$464,229
Common Stockholders’ equity	$810,159	$483,534	$683,678	$422,486	$570,992	$729,443	$624,857

CASH FLOW
Cash provided by operating activities	$360,221	$256,214	$352,306	$233,833	$240,869	$295,685	$395,687
Capital expenditures	$(281,833)	$(161,670)	$(309,786)	$(144,775)	$(64,211)	$(187,883)	$(214,805)
Purchase of companies, net of cash acquired	$—	$(26,757)	$(26,757)	$—	$—	$(478,158)	$(46,199)
Proceeds from sales	$4,213	$67	$242,150	$146,088	$62,468	$39,800	$998
Cash provided (used) by all other investing activities, net	$(30,706)	$(21,331)	$(3,396)	$(9,802)	$(69,629)	$(84,139)	$(17,309)
DIVIDENDS PER COMMON SHARE	$0.16	$0.15	$0.20	$0.18	$0.16	$0.14	$0.14
BASIC SHARES OUTSTANDING (thousands)	66,651	64,786	65,046	64,022	63,219	63,023	62,644

UNAUDITED COMPARATIVE PER SHARE DATA FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004

The following table summarizes unaudited per share information for Occidental and Vintage on a historical basis, a pro forma combined basis for Occidental and an equivalent pro forma combined basis for Vintage. It has been assumed for purposes of the pro forma financial information provided below that for the year ended December 31, 2004 and for the nine months ended September 30, 2005, the merger was completed on January 1, 2004 for income statement purposes, and on December 31, 2004 and September 30, 2005, respectively, for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage at and for the year ended December 31, 2004, which are incorporated by reference into this document, and the unaudited consolidated financial statements of Occidental and Vintage at and for the nine-month period ended September 30, 2005, which are incorporated by reference into this document. The following pro forma information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accordingly includes the effects of purchase accounting. It does not reflect cost savings, synergies, changes to Vintage’s hedging program or certain other adjustments that may result from the merger with Vintage. In addition, the pro forma per share amounts do not include the effect of Occidental’s announced intention to repurchase 9 million shares of Occidental common stock. This information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma net income available to holders of the combined company’s common stock by the pro forma weighted average number of shares outstanding for the periods presented. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at the end of the period presented. Vintage equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by 0.42, the number of shares of Occidental common stock that would be exchanged for each share of Vintage common stock in the merger. The Vintage equivalent per share amounts do not include the benefits of the cash component of the merger.

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Occidental—Historical
Historical per common share:
Income per share from continuing operations
Basic	$10.25	$6.59
Diluted	$10.10	$6.50
Cash dividends declared per common share	$0.93	$1.10
Book value per share at end of period	$34.60	$26.59

Vintage—Historical
Historical per common share:
Income per share from continuing operations
Basic	$2.27	$1.93
Diluted	$2.24	$1.91
Cash dividends declared per common share	$0.16	$0.20
Book value per share at end of period	$12.09	$10.36

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004

Occidental Pro Forma Combined
Unaudited pro forma per Occidental common share:
Income per share from continuing operations
Basic	$9.72	$6.17
Diluted	$9.59	$6.09
Cash dividends declared per common share	$0.93	$1.10
Book value per share at end of period	$37.15	—

Vintage Pro Forma Equivalents
Unaudited pro forma per Vintage common share:
Income per share from continuing operations
Basic	$4.08	$2.59
Diluted	$4.03	$2.56
Cash dividends declared per common share	$0.39	$0.46
Book value per share at end of period	$15.60	—

COMPARATIVE MARKET DATA

Occidental common stock is listed on the NYSE under the symbol “OXY.” The Vintage common stock is listed on the NYSE under the symbol “VPI.” The following table presents trading information for Occidental and Vintage common stock on October 12, 2005, the last trading day before the public announcement of the execution of the merger agreement, and December 16, 2005, the latest practicable trading day before the date of this document. You should read the information presented below in conjunction with “Comparative Per Share Market Price Data and Dividend Information” on page 23.

	Occidental Common Stock			Vintage Common Stock
	High	Low	Close	High	Low	Close
October 12, 2005	$79.30	$76.73	$76.95	$40.75	$38.63	$38.96
December 16, 2005	$83.92	$80.85	$80.85	$54.64	$53.41	$53.50

For illustrative purposes, the following table provides Vintage equivalent per share information on each of the relevant dates. Vintage equivalent per share amounts are calculated by multiplying Occidental per share amounts by the exchange ratio of 0.42 and adding $20 per share.

	Occidental Common Stock			Vintage Equivalent Per Share
	High	Low	Close	High	Low	Close
October 12, 2005	$79.30	$76.73	$76.95	$53.31	$52.23	$52.32
December 16, 2005	$83.92	$80.85	$80.85	$55.25	$53.96	$53.96

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Occidental and Vintage, adjusted to reflect the proposed acquisition of Vintage by Occidental. The historical financial information for Occidental and Vintage was derived from their respective Annual and Quarterly Reports on Form 10-K and 10-Q, for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, which are incorporated by reference into this document. The following pro forma information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accordingly includes the effects of purchase accounting resulting from the proposed acquisition. It does not include cost savings, synergies, changes to Vintage’s hedging program or certain other adjustments that may result from the proposed acquisition of Vintage. In addition, the pro forma financial statements and the pro forma per share amounts do not include the effect of Occidental’s announced intention to repurchase 9 million shares of Occidental common stock. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2005 reflects the acquisition as if it had occurred as of that date. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and the nine months ended September 30, 2005 reflect the acquisition as if it had occurred on January 1, 2004. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial position of Occidental that would have occurred if the acquisition had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed consolidated financial statements based on currently available information. The actual final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts included herein. These pro forma adjustments represent Occidental’s preliminary determination of purchase accounting adjustments and are based on available information and certain assumptions that Occidental believes to be reasonable. More information about assets, liabilities and oil and gas reserves, as of the closing date, will become available when the merger is completed. Currently the purchase price to be allocated to certain assets of Vintage, principally to its property, plant and equipment including components of such assets, is stated on a preliminary basis, pending additional information to complete the required analyses. For example, Occidental may sell certain properties acquired from Vintage. The final determination of the values to be assigned to these assets and any related liabilities will be finalized after the acquisition has been completed and Occidental has better market information about these assets. In addition, the properties of Vintage that Occidental intends to keep need to be further evaluated with respect to their existing reserves to determine their fair values. Occidental also has not made a final determination of all the liabilities that may be attributable to the proposed transaction, such as site closure and transaction costs, as well as the fair values of all existing liabilities, including any contingent liabilities, or those that may arise due to the transaction. Occidental expects to finalize its allocation of the purchase price as soon after the completion of the proposed acquisition as practicable. Consequently, the amounts reflected in the pro forma financial information are subject to change.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the nine months ended September 30, 2005 ($ in millions, except per-share amounts)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes		Occidental Pro forma

Revenues
Net Sales	$10,878	$772	$—			$11,650
Interest, Dividends and Other Income	120	—	—			120
Gains on Dispositions of Assets, net	870	—	—			870

	11,868	772	—			12,640

Costs & Other Deductions
Cost of Sales	4,993	379	161	(a	)	5,533
Selling, General and Administrative and Other Operating Expenses	1,143	91	—			1,234
Environmental Remediation	29	—	—			29
Exploration Expense	213	30	—			243
Interest and Debt Expense, net	232	35	(5)	(b	)	262

	6,610	535	156			7,301

Income before Taxes and Other Items	5,258	237	(156)			5,339

Provision for Domestic and Foreign Income and Other Taxes	1,256	86	(62)	(c	)	1,280
Minority Interest	44	—	—			44
Income from Equity Investments	(166)	—	—			(166)

Income from Continuing Operations	$4,124	$151	$(94)			$4,181

Basic Earnings per Common Share
Income from Continuing Operations	10.25					9.72

Diluted Earnings per Common Share
Income from Continuing Operations	10.10					9.59

Basic Shares	402.4		27.9			430.3
Diluted Shares	408.3		27.9			436.2

(a)	Reflects the additional depreciation, depletion and amortization expense to be recognized based on a preliminary purchase price allocation to reflect the Vintage property, plant and equipment at estimated fair value.
(b)	Reflects the amortization of the adjustment to reflect the Vintage long-term debt at estimated fair value.
(c)	Reflects additional income tax benefit calculated by applying prevailing statutory tax rates by jurisdiction to the pro forma adjustments.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the year ended December 31, 2004 ($ in millions, except per-share amounts)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes		Occidental Pro forma

Revenues
Net Sales	$11,368	$778	$—			$12,146
Interest, Dividends and Other Income	144	—	—			144
Gains on Dispositions of Assets, net	1	—	—			1

	11,513	778	—			12,291

Costs & Other Deductions
Cost of Sales	4,509	294	—			4,803
Selling, General and Administrative and Other Operating Expenses	1,008	92	—			1,100
Depreciation, Depletion & Amortization	1,303	103	202	(a	)	1,608
Environmental Remediation	59	—	—			59
Exploration Expense	219	32	—			251
Interest and Debt Expense, net	260	62	(6)	(b	)	316

	7,358	583	196			8,137

Income before Taxes and Other Items	4,155	195	(196)			4,154

Provision for Domestic and Foreign Income and Other Taxes	1,708	69	(79)	(c	)	1,698
Minority Interest	75	—	—			75
Income from Equity Investments	(113)	—	—			(113)
Gain on Lyondell Stock Issuance	(121)	—	—			(121)

Income from Continuing Operations	$2,606	$126	$(117)			$2,615

Basic Earnings per Common Share
Income from Continuing Operations	6.59					6.17

Diluted Earnings per Common Share
Income from Continuing Operations	6.50					6.09

Basic Shares	395.6		27.9			423.5
Diluted Shares	401.1		27.9			429.0

(a)	Reflects the additional depreciation, depletion and amortization expense to be recognized based on a preliminary purchase price allocation to reflect the Vintage property, plant and equipment at estimated fair value.
(b)	Reflects the amortization of the adjustment to reflect the Vintage long-term debt at estimated fair value.
(c)	Reflects additional income tax benefit calculated by applying prevailing statutory tax rates by jurisdiction to the pro forma adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2005 ($ in millions)	Occidental Historical	Vintage Historical	Pro forma Adjustments	Notes		Occidental Pro forma

Current Assets
Cash and Cash Equivalents	$1,716	$181	$(1,431)	(d	)	$466
Receivables, net	3,393	141	—			3,534
Other Current Assets	783	59	—			842

Total Current Assets	5,892	381	(1,431)			4,842

Long Term Assets
Property, Plant and Equipment, net of Accumulated Depreciation, Depletion and Amortization	17,134	1,433	4,603	(e	)	23,170
Other Assets	2,071	62	—			2,133

	25,097	1,876	3,172			30,145

Current Liabilities
Accounts Payable and Accrued Liabilities	4,063	271	50	(f	)	4,384
Other Current Liabilities	506	25	—			531

Total Current Liabilities	4,569	296	50			4,915

Long Term Debt, net of Current Maturities and Unamortized Discount	2,896	550	38	(g	)	3,484
Deferred and Other Domestic and Foreign Income Taxes	843	88	1,833	(h	)	2,764
Other Deferred Credits and Other Liabilities	2,550	132	—			2,682
Minority Interest	330	—	—			330

Stockholders’ Equity
Additional Paid-in Capital	4,883	—	2,061	(i	)	6,944
Retained Earnings	9,419	—	—			9,419
Other Equity	(393)	810	(810)	(j	)	(393)

	13,909	810	1,251			15,970

	$25,097	$1,876	$3,172			$30,145

(d)	Reflects the cash purchase price component of the acquisition of approximately $1.33 billion and the cash settlement of Vintage stock incentive awards of approximately $101 million.
(e)	Reflects the preliminary purchase price allocation to record the Vintage property, plant and equipment at estimated fair value.
(f)	Reflects the estimated severance liability for Vintage employees, in accordance with the terms of the merger agreement and other benefit arrangements agreed upon by Vintage and Occidental, and other transaction-related costs.
(g)	Reflects the adjustment to reflect Vintage’s long-term debt at estimated fair value.
(h)	Reflects the additional deferred tax liability resulting from the preliminary allocation of the purchase price to Vintage’s assets and liabilities. The deferred tax liability is recognized due to the difference between the purchase price allocated to Vintage’s assets and liabilities and the tax basis of these assets and liabilities. As part of the preliminary purchase price allocation, the acquired assets and liabilities have been adjusted from historical cost to fair value on the pro forma financial statements while the tax basis in these assets and liabilities has been carried over from Vintage to Occidental. This resulted in the recognition of a deferred tax liability at the date of acquisition for the difference between the new book basis and tax basis carried over.
(i)	Reflects issuance of Occidental shares for the stock component of the purchase price.
(j)	Reflects the elimination of the historical equity of Vintage.

The following unaudited pro forma consolidated information for oil and gas producing activities is derived from information contained in Occidental and Vintage’s respective Annual and Quarterly Reports on Form 10-K and 10-Q, for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, which are incorporated by reference into this document. However, this information is not necessarily indicative of what Occidental’s reserves, production and other related information would have been at the dates or for the periods presented nor is it necessarily indicative of future reserves, production or other related information. The following tables summarize the pro forma consolidated estimated proved reserves of Occidental as of December 31, 2004, giving effect to the acquisition of Vintage as if such acquisition had occurred as of that date and the pro forma consolidated average daily production for the nine months ended September 30, 2005, giving effect to the acquisition of Vintage as if such acquisition had occurred on January 1, 2005. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage contained in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2004, and the unaudited consolidated financial statements of Occidental and Vintage contained in their Quarterly Reports on Form 10-Q for the nine months ended September 30, 2005, all of which are incorporated by reference into this document.

Historical and Pro forma Oil and Gas Proved Reserves

As of December 31, 2004

(Oil in millions of barrels; natural gas in billions of cubic feet; BOE in millions of barrels of oil equivalent)

	Occidental Historical				Vintage Historical				Occidental Pro forma
	Oil(a)	Gas	BOE(b)		Oil(a)	Gas	BOE(b)		Oil(a)	Gas	BOE(b)
Reserves
United States	1,494	2,101	1,844		91	281	138		1,585	2,382	1,982
Latin America	171	—	171		200	559	293		371	559	464
Middle East	322	768	450		6	—	6		328	768	456
Other Eastern Hemisphere	6	106	24		—	—	—		6	106	24

Consolidated Subsidiaries	1,993	2,975	2,489	(c)	297	840	437	(c)	2,290	3,815	2,926	(c)

Other Interests (d)	43	—	43		—	—	—		43	—	43

(a)	Includes natural gas liquids and condensate.
(b)	Natural gas volumes have been converted to a barrel of oil equivalent (“BOE”) based on energy content of 6,000 cubic feet (one thousand cubic feet is referred to as an “McF”) of gas to one barrel of oil.
(c)	Stated on a net basis and after applicable royalties. Includes reserves related to production-sharing contracts and other economic arrangements. Occidental’s proved reserves from production-sharing contracts in the Middle East and from other economic arrangements in the United States were 450 million and 90 million BOE, respectively.
(d)	Includes Occidental’s share of reserves from equity investees in Russia and Yemen, partially offset by minority interests for a Colombian affiliate.

Historical and Pro forma Oil and Gas Average Daily Production

For the nine months ended September 30, 2005

(Oil in thousands of barrels per day; natural gas in millions of cubic feet per day; BOE in thousands of barrels of oil equivalent per day)

	Occidental Historical			Vintage Historical			Occidental Pro forma
	Oil(a)	Gas	BOE(b)	Oil(a)	Gas	BOE(b)	Oil(a)	Gas	BOE(b)
United States	248	547	339	18	78	31	266	625	370
Latin America	77	—	77	34	37	40	111	37	117
Middle East	93	51	102	4	—	4	97	51	106
Other Eastern Hemisphere	5	77	18	—	—	—	5	77	18

Consolidated Subsidiaries	423	675	536	56	115	75	479	790	611
Other Interests (c)	23	15	25	—	—	—	23	15	25

Total Worldwide	446	690	561	56	115	75	502	805	636

(a)	Includes natural gas liquids and condensate.
(b)	Natural gas volumes have been converted to a BOE based on energy content of 6,000 cubic feet (one thousand cubic feet is referred to as an “McF”) of gas to one barrel of oil.
(c)	Includes Occidental’s share of production from equity investees in Russia and Yemen, partially offset by minority interests for a Colombian affiliate.

Oil Reserves (in millions of barrels)

	Occidental Historical						Occidental Pro forma
	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests
Balance at December 31, 2003	1,500	152	326	12	1,990	48	1,587	351	329	16	2,283	48
Revisions of previous estimates	(4)	(4)	16	(3)	5	5	(1)	(12)	17	(3)	1	5
Improved recovery	72	6	10	—	88	1	72	6	10	—	88	1
Extensions and discoveries	9	18	3	—	30	2	10	30	6	—	46	2
Purchase of proved reserves	10	29	—	—	39	(4)	16	36	—	—	52	(4)
Sales of proved reserves	—	—	—	—	—	—	—	—	—	(3)	(3)	—
Production	(93)	(30)	(33)	(3)	(159)	(9)	(99)	(40)	(34)	(4)	(177)	(9)

Balance at December 31, 2004	1,494	171	322	6	1,993	43	1,585	371	328	6	2,290	43

Proved Developed Reserves at December 31, 2004	1,260	151	208	6	1,625	37	1,342	263	213	6	1,824	37

Gas (in billions of cubic feet)

	Occidental Historical						Occidental Pro forma
	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests	United States	Latin America	Middle East	Eastern Hemisphere and Other	Consolidated Subsidiaries Total	Other Interests
Balance at December 31, 2003	1,826	—	654	105	2,585	9	2,114	572	654	171	3,511	9
Revisions of previous estimates	94	—	134	13	241	(9)	87	3	134	17	241	(9)
Improved recovery	180	—	—	5	185	—	180	—	—	5	185	—
Extensions and discoveries	181	—	—	10	191	—	194	1	—	16	211	—
Purchase of proved reserves	7	—	—	—	7	—	24	—	—	—	24	—
Sales of proved reserves	(1)	—	—	—	(1)	—	(1)	—	—	(62)	(63)	—
Production	(186)	—	(20)	(27)	(233)	—	(216)	(17)	(20)	(41)	(294)	—

Balance at December 31, 2004	2,101	—	768	106	2,975	—	2,382	559	768	106	3,815	—

Proved Developed Reserves at December 31, 2004	1,644	—	100	95	1,839	—	1,884	323	100	95	2,402	—

The following table summarizes the pro forma consolidated estimated standardized measure of discounted future net cash flows as of December 31, 2004, giving effect to the proposed acquisition of Vintage as if such acquisition had occurred as of December 31, 2004. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage included in their Annual Reports on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document.

Historical and Pro Forma Standardized Measure of Discounted Cash Flows

At December 31, 2004

($ in millions)

	Occidental Historical		Vintage Historical		Occidental Pro forma
	Consolidated Subsidiaries Total	Other Interests (a)	Consolidated Subsidiaries Total	Other Interests	Consolidated Subsidiaries Total	Other Interests (a)
Future cash flows	$84,914	$959	$11,468	—	$96,382	$959
Future costs
Production costs and other operating expenses (b)	(34,235)	(633)	(3,543)	—	(37,778)	(633)
Development costs	(3,850)	(55)	(948)	—	(4,798)	(55)

Future net cash flows before income tax	46,829	271	6,977	—	53,806	271
Future income tax expense	(12,826)	40	(2,329)	—	(15,155)	40

Future net cash flows	34,003	311	4,648	—	38,651	311
Ten percent discount factor	(17,963)	(59)	(2,174)	—	(20,137)	(59)

Standardized measure	$16,040	$252	$2,474	—	$18,514	$252

(a)	Includes the future net cash flows applicable to Occidental’s equity investees in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.
(b)	Includes dismantlement and abandonment costs.

Historical and Pro Forma Standardized Measure of Discounted Cash Flows At December 31, 2004 ($ in millions)

	Occidental Historical						Occidental Pro forma
	Consolidated Subsidiaries						Consolidated Subsidiaries
	United States	Latin America	Middle East	Eastern Hemi- sphere and Other	Total	Other Interests(a)	United States	Latin America	Middle East	Eastern Hemi- sphere and Other	Total	Other Interests(a)
Future cash flows	$67,273	$5,161	$12,042	$438	$84,914	$959	$72,184	$11,506	$12,254	$438	$96,382	$959
Future costs
Production costs and other operating expenses (b)	(28,518)	(2,334)	(3,236)	(147)	(34,235)	(633)	(30,346)	(4,012)	(3,273)	(147)	(37,778)	(633)
Development costs	(2,214)	(185)	(1,421)	(30)	(3,850)	(55)	(2,540)	(778)	(1,450)	(30)	(4,798)	(55)

Future net cash flows before income tax	36,541	2,642	7,385	261	46,829	271	39,298	6,716	7,531	261	53,806	271
Future income tax expense	(11,751)	(986)	—	(89)	(12,826)	40	(12,716)	(2,322)	(28)	(89)	(15,155)	40

Future net cash flows	24,790	1,656	7,385	172	34,003	311	26,582	4,394	7,503	172	38,651	311
Ten percent discount factor	(14,104)	(443)	(3,389)	(27)	(17,963)	(59)	(14,892)	(1,810)	(3,408)	(27)	(20,137)	(59)

Standardized measure	$10,686	$1,213	$3,996	$145	$16,040	$252	$11,690	$2,584	$4,095	$145	$18,514	$252

(a)	Includes the future net cash flows applicable to Occidental’s equity investees in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.
(b)	Includes dismantlement and abandonment costs.

Future cash flows were computed by applying year-end prices to the companies’ share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. In addition, future production costs include the effect of the Argentine oil export tax discussed in Note 1 of the consolidated financial statements of Vintage in its 2004 Form 10-K, through February 2007, the term limited by law. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits, allowances and foreign income repatriation considerations) to the estimated net future pre-tax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at December 31, 2004. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results. The year-end prices used to calculate future cash flows vary by producing area and market conditions. The West Texas Intermediate oil price used was $43.45 per barrel and the Henry Hub gas price used for 2004 was $6.03/MMBtu.

The following tables summarize Occidental’s pro forma consolidated costs incurred in oil and gas property acquisition, exploration and development activities, whether capitalized or expensed, for the year ended December 31, 2004, giving effect to the acquisition of Vintage by Occidental as if such acquisition had occurred as of January 1, 2004. The following information should be read in conjunction with the audited consolidated financial statements of Occidental and Vintage included in their Annual Reports on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document.

Historical and Pro Forma Costs Incurred for the Year Ended December 31, 2004

($ in millions)

	Occidental Historical		Vintage Historical		Occidental Pro forma
	Consolidated Subsidiaries Total	Other Interests(b)	Consolidated Subsidiaries Total	Other Interests	Consolidated Subsidiaries Total	Other Interests(b)
Property Acquisition Costs
Proved Properties	$158	$(12)	$111	—	$269	$(12)
Unproved Properties	8	—	10	—	18	—
Exploration Costs	158	—	48	—	206	—
Development Costs	1,438	11	180	—	1,618	11
Asset Retirement Costs	25	(1)	11	—	36	(1)

Cost Incurred (a, b)	$1,787	$(2)	$360	—	$2,147	$(2)

(a)	Excludes capitalized CO2 of $54 million in 2004.
(b)	Includes equity investees’ costs in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

Historical and Pro Forma Costs Incurred for the Year Ended December 31, 2004

($ in millions)

	Occidental Historical						Occidental Pro forma
	United States	Latin America	Middle East	Eastern Hemi- sphere and Other	Consol- idated Subsi- diaries Total	Other Interests(b)	United States	Latin America	Middle East	Eastern Hemi- sphere and Other	Consoli- dated Subsi- diaries Total	Other Interests(b)
Property Acquisition Costs
Proved Properties	$43	$94	$21	$—	$158	$(12)	$119	$129	$21	$—	$269	$(12)
Unproved Properties	4	—	—	4	8	—	14	—	—	4	18	—
Exploration Costs	31	47	28	52	158	—	66	51	32	57	206	—
Development Costs	568	144	715	11	1,438	11	629	233	745	11	1,618	11
Asset Retirement Costs	13	12	—	—	25	(1)	21	14	1	—	36	(1)

Cost Incurred (a, b)	$659	$297	$764	$67	$1,787	$(2)	$849	$427	$799	$72	$2,147	$(2)

(a)	Excludes capitalized CO2 of $54 million in 2004.
(b)	Includes equity investees’ costs in Russia and Yemen, partially offset by minority interests in a Colombian affiliate.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE composite transactions reporting system and the dividends declared on Occidental common stock and on Vintage common stock.

	Occidental Common Stock			Vintage Common Stock
	High	Low	Dividends	High	Low	Dividends
2003
First Quarter	$30.74	$27.17	$0.26	$11.46	$9.00	$0.040
Second Quarter	$34.40	$29.55	$0.26	$12.34	$9.10	$0.045
Third Quarter	$35.84	$30.64	$0.26	$12.10	$10.51	$0.045
Fourth Quarter	$42.98	$34.70	$0.26	$12.93	$10.14	$0.045

2004
First Quarter	$47.22	$41.95	$0.275	$15.60	$11.52	$0.045
Second Quarter	$49.72	$43.54	$0.275	$17.58	$13.61	$0.050
Third Quarter	$56.46	$47.76	$0.275	$20.53	$15.11	$0.050
Fourth Quarter	$60.75	$53.94	$0.275	$24.50	$19.10	$0.050

2005
First Quarter	$74.89	$54.17	$0.31	$35.67	$20.56	$0.050
Second Quarter	$80.99	$64.05	$0.31	$33.98	$24.75	$0.055
Third Quarter	$89.80	$77.47	$0.31	$46.20	$30.44	$0.055
Fourth Quarter (through December 16, 2005)	$86.85	$68.80	$0.36	$54.99	$36.39	$0.055

On December 16, 2005, the latest practicable trading day, the last sale price per share of Occidental common stock was $80.85 and the last sale price per share of Vintage common stock was $53.50, in each case on the NYSE composite transactions reporting system.

On December 5, 2005, Vintage declared a regular quarterly cash dividend of $0.055 per share payable on January 5, 2006 to stockholders of record at December 22, 2005.

We urge you to obtain current market quotations before you make your decision regarding the merger. Because the exchange ratio will not be adjusted for changes in the market value of the stock of either company, the market value of the shares of Occidental common stock that holders of Vintage common stock will receive if the merger is consummated may vary significantly from the market value of such shares on the date of the merger agreement, this document or the date of the special meeting of the stockholders of Vintage.

RISK FACTORS

By voting in favor of adoption of the plan of merger, you will be choosing to invest in the combined company’s common stock. An investment in the combined company’s common stock involves risks. In addition to the other information included in this document, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 82, the discussions of various risks included in Vintage’s and Occidental’s annual reports on 10-K for the year ended December 31, 2004 and all of the information included in the documents we have incorporated by reference, you should carefully consider the matters described below in determining whether to vote for adoption of the plan of merger.

Risks Related to the Merger

The market value of shares of Occidental common stock that Vintage stockholders receive in the merger will vary as a result of the fixed exchange ratio and possible stock price fluctuations.

The merger consideration consists in part of a fixed exchange ratio that will not be adjusted as a result of any increase or decrease in the price of either shares of Occidental common stock or shares of Vintage common stock. The price of shares of Occidental common stock at the time the merger is completed may be higher or lower than their price on the date of this document or on the date of the Vintage special meeting of stockholders. Changes in business, operations or prospects of Occidental or Vintage, market assessments of the benefits of the merger and of the likelihood that the merger will be completed, regulatory considerations, oil and gas prices, general market and economic conditions, and other factors may affect the prices of shares of Occidental common stock or shares of Vintage common stock. Most of these factors are beyond the control of Occidental or Vintage.

Because the merger will be completed only after the Vintage special meeting of stockholders is held, there is no way to be sure that the price of the shares of Occidental common stock now, or on the date of the special meeting, will be indicative of its price at the time the merger is completed. We urge you to obtain current market quotations for both shares of Occidental common stock and Vintage common stock.

Any delay in completing the merger may reduce or eliminate the benefits expected.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Occidental and Vintage that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a period of time or prevent it from occurring. Any delay in completing the merger could cause Occidental not to realize some of the synergies that Occidental expects to achieve following the merger if it successfully completes the merger within its expected timeframe and integrates Vintage’s business with its business.

Directors and executive officers of Vintage may have potential conflicts of interest in recommending that you vote in favor of the plan of merger.

Some of the directors and executive officers of Vintage have interests in the merger that may be different from, or are in addition to, the interests of Vintage stockholders. These interests include, but are not limited to, benefits payable to certain executive officers as a result of the consummation of the merger, and the indemnification of former Vintage officers and directors by Occidental. See “The Merger—Interests of Vintage Directors and Executive Officers in the Merger” beginning on page 48.

The merger agreement restricts Vintage’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited fiduciary exceptions, restrict Vintage’s ability to directly or indirectly initiate, solicit, encourage or facilitate, discuss or commit to competing third-party proposals to acquire all or a significant part of Vintage. Further, there are only limited exceptions to Vintage’s agreement that the Vintage board of directors will not withdraw, modify or qualify in a manner adverse to Occidental its adoption of the plan of merger or its recommendation to holders of Vintage common stock that they vote in favor of the adoption of the plan of merger, or recommend any other acquisition proposal. Although the Vintage board of directors is permitted to take these actions if it determines that these actions are likely to be required in order for its board of directors to comply with its fiduciary duties, doing so in specified situations could entitle Occidental to terminate the merger agreement and to be paid by Vintage a termination fee of $75 million.

Occidental required that Vintage agree to these provisions as a condition to Occidental’s willingness to enter into the merger agreement. However, these provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Vintage from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that consideration Occidental proposes to pay in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Vintage than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Occidental in certain circumstances.

THE SPECIAL MEETING OF VINTAGE STOCKHOLDERS

General

This document is being furnished to stockholders of Vintage in connection with the solicitation of proxies by the board of directors of Vintage to adopt the plan of merger.

Date, Time and Place

The special meeting of the stockholders of Vintage will be held at 110 W. Seventh Street, 28th Floor, Tulsa, Oklahoma 74119, on January 26, 2006, at 10 a.m. local time.

Purpose of the Vintage Special Meeting

At the special meeting, stockholders of Vintage will be asked to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of October 13, 2005, by and among Occidental Petroleum Corporation, Occidental Transaction 1, LLC and Vintage Petroleum, Inc., pursuant to which Vintage will merge with and into Occidental Transaction 1, LLC, with Occidental Transaction 1, LLC as the surviving corporation. A complete copy of the merger agreement is attached to this document as Appendix A.

Record Date; Voting Rights; Quorum; Required Vote

Only holders of record of Vintage common stock at the close of business on November 30, 2005, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting or at any adjournment or postponement of the special meeting. On the record date, 67,214,748 shares of Vintage common stock were issued and outstanding and were held by approximately 218 holders of record.

At the special meeting, stockholders of Vintage will be entitled to one vote for each share of Vintage common stock owned of record on the record date. The holders of a majority of the Vintage common stock must be present, either in person or by proxy, to constitute a quorum at the meeting.

The affirmative vote of a majority of the outstanding shares of Vintage common stock is required for the adoption of the plan of merger.

Stock Ownership

On the record date, the directors and executive officers of Vintage owned an aggregate of 11,962,305 outstanding shares of common stock of Vintage, or approximately 17.8% of the shares of such stock then outstanding. These directors and executive officers have indicated that they intend to vote their shares in favor of the proposal to adopt the plan of merger.

Voting and Revocation of Proxies

Stockholders of Vintage may vote their shares of common stock by attending the special meeting and voting their shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-paid envelope to Vintage in a timely manner. Stockholders may also vote their shares of common stock online via the Internet or by telephone according to the instructions on the proxy card. If you vote by proxy, your proxy will be voted in accordance with the instructions you indicate on the proxy card, unless you revoke your proxy prior to the vote. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the meeting. If a written proxy card is signed by a stockholder of Vintage and returned without instructions, the shares represented by the proxy will be voted FOR the adoption of the plan of merger and any adjournment or postponement of the special meeting to solicit additional proxies.

VINTAGE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE PLAN OF MERGER.

Do not forward your stock certificates with your proxy card.

A proxy solicited by the Vintage board of directors may be revoked at any time before it is voted at the special meeting by:

•	giving a written notice to the Corporate Secretary of Vintage;

•	submission of a proxy bearing a later date filed with the Secretary of Vintage at or before the meeting by mail, online via the Internet or by telephone; or

•	attending the special meeting and voting in person at the meeting.

The Secretary of Vintage will be in attendance at the special meeting and, prior thereto, can be reached at the following address:

Vintage Petroleum, Inc.

110 West Seventh Street

Tulsa, Oklahoma 74119

Attention: William C. Barnes, Secretary

Phone No.: (918) 592-0101

Election inspectors appointed for the special meeting will tabulate the votes cast by proxy or in person at the special meeting. The election inspectors will determine whether a quorum is present. The election inspectors will treat abstentions and “broker non-votes” as shares that are present and entitled to vote for purposes of determining a quorum if (1) proxies are marked as abstentions, (2) Vintage stockholders appear in person but abstain from voting, or (3) a broker indicates on the proxy that it does not have discretionary authority regarding certain shares.

Because the affirmative vote required to adopt the plan of merger is based upon the total number of outstanding shares of Vintage common stock, the failure to submit a proxy card or to vote online via the Internet, by telephone or in person, or the abstention from voting by a stockholder will have the same effect as a vote against adoption of the plan of merger.

No other business is expected to be transacted at the special meeting.

Vintage Shares Held in Street Name

Vintage stockholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote at the special meeting.

Brokers holding shares of Vintage common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the merger.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the Vintage board of directors. Vintage and Occidental have agreed to equally share expenses incurred in preparing, assembling, printing, and mailing this proxy statement and prospectus. Proxies will be solicited through the mail. Additionally, directors, officers and regular employees of Vintage and its subsidiaries intend to solicit proxies personally or by telephone or other means of communication. These directors, officers and employees will not be additionally compensated. Vintage and Occidental will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners. Vintage has also engaged Morrow & Co., Inc. to assist it in connection with the solicitation of proxies and will pay Morrow & Co., a fee of approximately $10,000 for its services and reimburse its expenses.

THE MERGER

General

The boards of directors of Occidental and Vintage have unanimously approved the plan of merger providing for the merger of Vintage into Merger Sub. Merger Sub, a Delaware limited liability company, which is wholly owned by Occidental, will be the surviving entity in the merger, and upon completion of the merger, the separate corporate existence of Vintage will terminate. We expect to complete the merger in the first quarter of 2006.

Background of the Merger

On February 18, 2004, S. Craig George resigned as President and Chief Executive Officer of Vintage and Charles C. Stephenson, Jr., Chairman of the Board of Directors of Vintage, reassumed the positions of President and Chief Executive Officer. At that time, management and the board of directors of Vintage believed that Vintage’s stock market valuation was not reflective of the underlying net asset value of Vintage. Accordingly, management of Vintage intensified its focus on executing Vintage’s strategic business plan in order to enhance stockholder value.

While carrying out this business plan, from time to time during the period beginning on February 19, 2004 and ending in August 2005, Mr. Stephenson was contacted by several entities in the oil and gas industry, other than Occidental, inquiring whether Vintage would have any interest in a potential business combination. During this period, Mr. Stephenson had various informal discussions with these entities regarding their respective businesses. None of these entities entered into a confidentiality agreement with Vintage and none of these discussions led to a formal offer to acquire Vintage. However, during this process, Mr. Stephenson gained additional insight as to the potential terms under which a business combination might be achieved.

Representatives of Occidental and Vintage first began having discussions regarding a potential business combination in June 2004. On June 17, 2004, Todd Stevens, Occidental’s Vice President for Acquisitions and Corporate Finance, met with Mr. Stephenson in Tulsa, Oklahoma, to discuss Occidental’s interest in a potential business combination with Vintage; however, no conclusions were reached at this meeting. Mr. Stephenson stated that he was focused on executing Vintage’s business plan and suggested that they talk at a later date.

In September 2004, Mr. Stevens telephoned Mr. Stephenson to determine whether Mr. Stephenson was ready at that time to further discuss the possibility of a business combination between Vintage and Occidental. Messrs. Stevens and Stephenson engaged in a brief discussion regarding the potential business combination, but again decided to defer such discussions.

On October 14, 2004 and December 7, 2004, at meetings of the Occidental board of directors, Mr. Stevens briefed the Occidental board on the discussions with Vintage to date.

On December 13, 2004, at the suggestion of Mr. Stevens, Mr. Stephenson met with Mr. Stevens and Mr. Stephen I. Chazen, Senior Executive Vice President and Chief Financial Officer of Occidental, in Tulsa, Oklahoma. At the meeting, they engaged in a general discussion of Vintage’s and Occidental’s business plans and their views with respect to the business and prospects of Vintage. At the end of the meeting, Messrs. Stephenson, Stevens and Chazen agreed to continue discussions.

Beginning in late January 2005 and continuing through early July 2005, Messrs. Stephenson and Stevens held discussions from time to time by telephone regarding moving the process forward, a potential transaction and their respective views on valuation.

On February 10, 2005 and July 14, 2005, Occidental’s board of directors held its regularly scheduled meetings. At each board meeting, Mr. Stevens provided the board with an update of his discussions with Vintage.

On July 11 and 12, 2005, Mr. Stephenson met in Los Angeles, California, with Messrs. Stevens and Chazen and Dr. Ray R. Irani, Chairman of the Board of Directors, President and Chief Executive Officer of Occidental, to continue to discuss a potential transaction. The discussions included their respective businesses and valuation with respect to Vintage. Following these meetings, on July 28, 2005, the parties executed a confidentiality agreement, which was later amended on August 1, 2005.

From the middle of September 2005 to September 26, 2005, Mr. Chazen and Mr. Stephenson discussed several times by telephone the valuation of Vintage.

On September 26, 2005, Occidental submitted to Vintage a written non-binding offer to acquire Vintage by merging it with and into a wholly owned subsidiary of Occidental. In return, the Vintage stockholders would receive a combination of Occidental common stock and cash for each share of Vintage common stock.

On September 28, 2005, Occidental distributed a draft merger agreement prepared by Sullivan & Cromwell LLP, Occidental’s outside counsel, to Vintage and its outside counsel, Conner & Winters, LLP. In late September 2005, the parties made arrangements for Occidental’s representatives and advisors to conduct due diligence in Tulsa, Oklahoma near Vintage’s headquarters.

From September 29, 2005 through October 12, 2005, Messrs. Stevens and/or Chazen and Messrs. Stephenson and/or William C. Barnes, Executive Vice President and Chief Financial Officer of Vintage, together with their respective legal advisors, discussed several times (either in person or via telephonic conference) the terms of the merger agreement. These negotiations covered various aspects of the transaction, including, among other things, the amount and form of the merger consideration, the representations and warranties made by the parties, the restrictions on the conduct of Vintage’s business, the conditions to completion of the merger, the provisions regarding termination, employee stock rights and other matters, the details of the “no shop” clause, the amount, triggers and payment of the termination fee and the consequences of termination.

During the same period, Occidental conducted due diligence in Tulsa, Oklahoma, and held discussions in Dallas, Texas, with representatives of Netherland, Sewell & Associates, Inc., Vintage’s independent petroleum consultants, to review Vintage’s oil and gas reserve estimates.

During the above process, the Vintage board of directors, and, in particular, the outside directors, were kept apprised of the developments and negotiations with Occidental through various telephone conversations.

On October 12 and 13, 2005, the Vintage board of directors, together with Vintage’s management and legal counsel as well as Vintage’s financial advisors, Credit Suisse First Boston and Lehman Brothers, met in Tulsa, Oklahoma, to review the proposed transaction. At these meetings, Vintage’s board discussed various aspects of the proposed transaction, including the proposed merger consideration and the terms of the merger agreement. Vintage’s legal counsel presented a summary of the terms of the merger agreement and discussed various legal issues with the board. At the October 12th meeting, Credit Suisse First Boston and Lehman Brothers each reviewed with Vintage’s board its financial analysis of the merger consideration and each subsequently delivered its opinion, dated October 13, 2005, to the Vintage board to the effect that, as of the date of its opinion and based on and subject to the matters described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Vintage common stock, other than Occidental and its affiliates. On October 13, 2005, after additional discussion on the proposed transaction, the Vintage board unanimously approved the merger, the terms of the merger agreement and the transactions contemplated thereby and determined to recommend adoption of the merger agreement to the stockholders of Vintage.

On October 13, 2005, the Occidental board of directors met to review the proposed transaction and unanimously approved the merger agreement and the transactions contemplated thereby.

Following the approval of the merger by both boards, Occidental and Vintage executed the merger agreement in the late afternoon on October 13, 2005. Immediately thereafter, the parties publicly announced the execution of the merger agreement.

Vintage’s Reasons for the Merger

The Vintage board of directors, at a special meeting held on October 13, 2005, determined that the merger and the merger agreement are advisable, fair to and in the best interests of Vintage and its stockholders.

In the course of evaluating the merger, the board consulted with management, as well as its legal and financial advisors, and considered a number of factors, including the following:

•	the board’s familiarity with, and understanding of, Vintage’s business, financial condition, results of operations, current business strategy and earnings and prospects and of Occidental’s business, financial condition, results of operations, business strategy and earnings (including the report of Vintage’s management on the results of its due diligence review of Occidental);

•	the possible alternatives to the merger (including other acquisition or combination possibilities for Vintage and the possibility of continuing to operate as an independent entity, and the perceived risks thereof), the range of possible benefits to Vintage’s stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives; and the board’s assessment that the merger with Occidental presents a superior opportunity to such alternatives;

•	the board’s understanding of the current and prospective markets in which Vintage operates, including global, national and local economic conditions, the competitive landscape for oil and gas industry participants generally and the likely effect of these factors on Vintage in light of, and in the absence of, the merger;

•	the board’s understanding, and management’s review, of Vintage’s current and prospective holdings, including Vintage’s international assets, and the board’s and management’s views concerning maximizing the future benefits relating to these holdings in view of Vintage’s size and position in the oil and gas industry; in this regard, Vintage’s board and management believe that:

•	maximizing Vintage’s unique international asset base would require very significant capital outlays and the assumption of a degree of risk that in each case would be borne significantly more readily if the company were larger and more diversified; and

•	by virtue of its financial and technical resources and geographic scope, Occidental would be better positioned, and therefore more likely, to develop these prospects without subjecting Occidental to the same degree of risk;

•	management’s review, and the board’s understanding, of the geopolitical risks inherent in Vintage’s asset portfolio, and of the likelihood that a business combination with Occidental would diversify these risks significantly; in this regard, the board noted that, on a barrels of oil-equivalent basis, as of December 31, 2004, approximately 59 percent of Vintage’s oil and gas production and approximately 68 percent of Vintage’s proved oil and gas reserves were located outside the United States, concentrated primarily in Argentina;

•	the fact that, because well over half of the merger consideration is payable in the form of Occidental shares, Vintage stockholders will have the opportunity to participate in the performance of the combined post-merger company; in that regard, the Vintage board understood that the volatility of prices for oil and gas would cause the value of the merger consideration to fluctuate, perhaps significantly, but was of the view that on a long-term basis it would be desirable for stockholders to have an opportunity to retain some continuing investment in the post-merger combined company;

•	the board’s understanding, and management’s review, of overall market conditions, including then-current and prospective commodity prices and Vintage’s trading price, and the board’s determination that, in light of these factors, the timing of a potential transaction was favorable to Vintage;

•	the fact that the $52.32 per share value of the consideration to Vintage’s stockholders in the merger (based on the closing price of Occidental shares on the NYSE composite transaction reporting system on the last trading day prior to the date of the public announcement of the proposed merger) represents:

•	a premium of $10.53, or approximately 25.2%, over the trailing average closing price of $41.79 per share for Vintage’s common stock as reported on the NYSE composite transaction reporting system for the 30 trading days ended October 12, 2005,

•	a premium of $12.30, or approximately 30.7%, over the trailing average closing price of $40.02 per share for Vintage’s common stock as reported on the NYSE composite transaction reporting system for the five trading days ended October 12, 2005, and

•	a premium of $13.36, or approximately 34.3%, over the closing sale price of $38.96 for Vintage’s common stock as reported on the NYSE composite transaction reporting system on October 12, 2005, the last trading day prior to the date of the public announcement of the proposed merger;

•	the fact that the dividend yield of Occidental common stock is considerably higher than that of Vintage, and the board’s expectation that Vintage stockholders, to the extent they receive Occidental common stock in the merger, would receive higher annual dividends than the dividends paid with respect to Vintage’s common stock;

•	the review by the board with Vintage’s legal advisor of the structure of the merger and the terms of the merger agreement, including the blend of cash and stock consideration, the covenants of each party and the conditions to consummation of the merger;

•	the financial presentations of Credit Suisse First Boston and Lehman Brothers, including their separate opinions, each dated October 13, 2005, to the Vintage board of directors as to the fairness, from a financial point of view and as of the date of the opinions, of the merger consideration, as more fully described below under the caption “—Opinions of Vintage’s Financial Advisors”; and

•	the expectation that the merger would qualify as a reorganization for federal income tax purposes.

The Vintage board of directors also considered potential risks associated with the merger in connection with its evaluation of the proposed transaction, including:

•	the risks of the type and nature described under “Risk Factors”;

•	the possibility that the DOJ, the FTC or other regulatory authorities might seek to enjoin or otherwise prevent the merger, which possibility the board considered to be low;

•	with respect to the equity component of the consideration, the volatility of trading prices of oil and gas companies, which typically corresponds to changes in commodity prices, and the fact that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in Occidental’s stock price prior to completion of the merger; and that the terms of the merger agreement did not include “collar” provisions or stock-price-based termination rights that would be triggered by a decrease in the value of the equity component of the merger consideration attributable to the Occidental stock price;

•	the interests of certain of Vintage’s executive officers and directors described under “Interests of Vintage Directors and Executive Officers in the Merger”;

•	the restrictions on the conduct of Vintage’s business prior to the consummation of the merger, requiring Vintage to conduct its business in the ordinary course consistent with past practice subject to specific limitations, which may delay or prevent Vintage from undertaking business opportunities that may arise pending completion of the merger;

•

the risks and contingencies related to the announcement and pendency of the merger, the possibility that the merger will not be consummated and the potential negative effect of public announcement of the merger on Vintage’s sales, operating results and stock price and Vintage’s ability to retain key management and personnel;

•	the requirement that Vintage submit the merger agreement to its stockholders even if the Vintage board withdraws its recommendation, which could delay or prevent Vintage from pursuing a superior proposal if one were to become available;

•	the requirement that, while Vintage is not prohibited from responding (at any time prior to Vintage’s stockholders’ adoption of the merger agreement and in the manner provided in the merger agreement) to certain acquisition proposals that Vintage’s board of directors determines in good faith constitute a superior proposal, Vintage may terminate the merger agreement upon the following conditions:

•	Occidental’s non-curable breach of its representations and warranties to such an extent that the result is a material adverse effect, or

•	Vintage’s stockholders do not approve the merger or the merger is not consummated by March 1, 2006; and

•	the risk, which is common in transactions of this type, that the terms of the merger agreement, including provisions relating to Vintage’s payment of a termination fee under specified circumstances, might discourage other parties that could otherwise have an interest in a business combination with, or an acquisition of, Vintage from proposing such a transaction (see “The Merger Agreement—Termination of the Merger Agreement”).

In view of the variety of factors and the quality and amount of information considered as well as the complexity of these matters, the board did not find it practicable to, and did not attempt to, make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. The Vintage board conducted an overall analysis of the factors described above and considered the factors overall to be favorable to, and to support, its determination. The board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Individual members of the board may have given different weight to different factors.

Recommendation of the Vintage Board of Directors

After careful consideration, the board of directors of Vintage has concluded that the proposed merger as described in the merger agreement is fair to and in the best interests of Vintage and its stockholders.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF VINTAGE HAS UNANIMOUSLY ADOPTED THE PLAN OF MERGER AS IN THE BEST INTERESTS OF VINTAGE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT VINTAGE’S STOCKHOLDERS VOTE FOR ADOPTION OF THE PLAN OF MERGER.

Occidental’s Reasons for the Merger

Occidental believes that the merger is consistent with its business strategy and provides an attractive opportunity for it to add assets to its oil and gas portfolio in the core areas—the United States, Middle East and Latin America. Occidental believes that the merger provides significant growth opportunities represented by Vintage’s assets in Argentina, California and Yemen all of which will complement and enhance Occidental’s current operations and production in those regions. Furthermore, the addition of Vintage’s assets is expected to make significant long-term contributions to Occidental’s cash flow.

Opinions of Vintage’s Financial Advisors

Credit Suisse First Boston LLC

Vintage retained Credit Suisse First Boston as its financial advisor to evaluate, and render an opinion to the Vintage board of directors with respect to, the merger consideration. Credit Suisse First Boston delivered a written opinion, dated October 13, 2005, to the Vintage board of directors to the effect that, as of that date and based on and subject to the considerations described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Vintage common stock, other than Occidental and its affiliates.

The full text of Credit Suisse First Boston’s written opinion, dated October 13, 2005, to the Vintage board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Appendix B and is incorporated into this document by reference in its entirety. Holders of Vintage common stock are encouraged to read this opinion carefully in its entirety. Credit Suisse First Boston’s opinion was provided to the Vintage board of directors in connection with its evaluation of the merger consideration and relates only to the fairness, from a financial point of view, of the merger consideration to the holders of Vintage common stock, other than Occidental and its affiliates. Credit Suisse First Boston’s opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the merger. The summary of Credit Suisse First Boston’s opinion in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Credit Suisse First Boston reviewed a draft dated October 11, 2005 of the merger agreement as well as certain publicly available business and financial information relating to Vintage and Occidental, including oil and gas reserve estimates and other data for Vintage and Occidental reflected in certain public filings of Vintage and Occidental. Credit Suisse First Boston also reviewed certain other information, including publicly available and other financial forecasts and estimated data relating to Vintage (and certain alternative commodity pricing and reserve risk assumptions) and publicly available financial forecasts relating to Occidental, provided to or discussed with Credit Suisse First Boston by Vintage and Occidental, and met with the managements of Vintage and Occidental to discuss the businesses and prospects of Vintage and Occidental. Credit Suisse First Boston also reviewed and discussed with the management of Vintage certain oil and gas reserve reports for Vintage prepared by reserve evaluation consultants to Vintage, including certain oil and gas reserve estimates prepared by the management of Vintage reflected in such reserve reports. Credit Suisse First Boston also considered certain financial, operating and stock market data of Vintage and Occidental and compared that data with similar data for other publicly held companies in businesses Credit Suisse First Boston deemed similar to those of Vintage and Occidental, and considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. Credit Suisse First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Vintage that Credit Suisse First Boston reviewed and other estimated data relating to Vintage discussed with Credit Suisse First Boston, Vintage’s management advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Vintage’s management as to the future financial performance of Vintage and that such other data (including alternative commodity pricing and reserve risk assumptions discussed with Credit Suisse First Boston) also represented reasonable estimates. With respect to the reserve reports for Vintage prepared by reserve evaluation consultants and oil and gas reserve estimates for Vintage reflected in Vintage’s public filings that Credit Suisse First Boston reviewed, Credit Suisse First Boston was advised and assumed that such reserve reports and reserve estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of Vintage and its reserve evaluation consultants with respect to the oil and gas reserves of Vintage and related information. With respect to the publicly available financial forecasts for Occidental and the oil and gas reserve estimates and other data for Occidental reflected in Occidental’s public filings that Credit Suisse First Boston reviewed, Occidental’s management advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such forecasts and oil and gas reserve estimates represented reasonable estimates as to the future financial performance and gas and oil reserves of Occidental. Credit Suisse First Boston assumed, with Vintage’s consent, that the merger would qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Credit Suisse First Boston also assumed, with Vintage’s consent, that in the course of obtaining any necessary regulatory or third party consents, approvals or agreements for the merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Vintage, Occidental or the merger and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement therein. Representatives of Vintage advised Credit Suisse First Boston, and Credit Suisse First Boston further assumed, that the merger agreement, when executed, would conform to the draft reviewed by Credit Suisse First Boston in all respects material to Credit Suisse First Boston’s analyses.

Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Vintage or Occidental, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals (other than the reserve reports for Vintage prepared by reserve evaluation consultants), and Credit Suisse First Boston expressed no view as to the reserve quantities, or the development or production (including, without limitation, the feasibility or timing of development or production), of any oil or gas properties of Vintage or Occidental (including properties with no proved reserves, referred to as unevaluated properties). Credit Suisse First Boston’s opinion addressed only the fairness, from a financial point of view, of the merger consideration to the holders of Vintage common stock, other than Occidental and its affiliates, and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse First Boston was not requested to, and it did not, participate in the negotiation or structuring of the merger, and Credit Suisse First Boston was not requested to, and it did not, solicit third party indications of interest in acquiring all or any part of Vintage. Credit Suisse First Boston’s opinion was necessarily based on information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse First Boston’s opinion also was based on certain assumptions as to future commodity prices for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Credit Suisse First Boston’s analyses. Credit Suisse First Boston did not express any opinion as to what the actual value of Occidental common stock will be when issued to holders of Vintage common stock pursuant to the merger or the prices at which Occidental common stock will trade at any time. Credit Suisse First Boston’s opinion did not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Vintage, nor did it address the underlying business decision of Vintage to proceed with the merger. Except as described above, Vintage imposed no other limitations on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the Vintage board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston’s analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse First Boston arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from, or with regard to, any one factor or method of analysis. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Vintage and Occidental. No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is identical to Vintage, Occidental or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse First Boston’s analyses are inherently subject to substantial uncertainty.

Credit Suisse First Boston was not requested to, and it did not, recommend the specific form or amount of consideration payable in the merger, which consideration was determined through negotiation between Vintage and Occidental. Credit Suisse First Boston’s opinion and financial analyses were only one of many factors considered by the Vintage board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Vintage board of directors or management with respect to the merger or merger consideration.

The following is a summary of the material financial analyses reviewed with the Vintage board of directors in connection with Credit Suisse First Boston’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston’s financial analyses. For purposes of the summary of Credit Suisse First Boston’s financial analyses described below, the term “implied per share value of the merger consideration” refers to the implied aggregate value of the per share cash consideration in the merger of $20.00 and the per share stock consideration issuable in the merger based on the exchange ratio provided for in the merger of 0.42 and the per share closing price of Occidental common stock on October 10, 2005 of $76.97. For purposes of calculating a barrel equivalent, one barrel of oil was deemed equivalent to six thousand cubic feet of natural gas.

Vintage Analyses

Selected Companies Analysis. Credit Suisse First Boston reviewed trading multiples of Vintage and the following eight selected publicly held companies in the oil and gas exploration and production industry, or E&P industry:

•	Apache Corporation
•	Cabot Oil & Gas Corporation
•	Chesapeake Energy Corporation
•	Noble Energy, Inc.
•	Occidental
•	Pioneer Natural Resources Company
•	Plains Exploration & Production Company
•	Whiting Petroleum Corporation

Credit Suisse First Boston compared enterprise values as a multiple of the following:

•	calendar year 2005 estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses, referred to as EBITDAX; and

•	calendar year 2006 estimated EBITDAX.

Credit Suisse First Boston also compared enterprise values, excluding the estimated value of non-reserve assets, as multiples of the following:

•	total proved reserves as of December 31, 2004 (in $ per barrel equivalent);

•	calendar year 2005 estimated daily production (in $ per barrel equivalent per day); and

•	the estimated net present value on an after-tax basis of proved reserves calculated using a 10% discount rate, referred to as after-tax PV-10, as of December 31, 2004.

Credit Suisse First Boston then applied a range of selected multiples of such financial and operating data derived from the selected companies to corresponding financial data of Vintage. Multiples were based on closing stock prices on October 10, 2005. Financial and operating data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial and operating data for Vintage were based on internal estimates of Vintage’s management, publicly available research analysts’ estimates and public filings. Reserve estimates for Vintage and the selected companies were pro forma for acquisitions and divestitures publicly announced by Vintage and the selected companies in 2005. This analysis indicated the following implied per share equity reference range for Vintage, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range for Vintage	Implied Per Share Value of Merger Consideration
$38.46–$50.12	$52.33

Selected Transactions Analysis. Credit Suisse First Boston reviewed publicly available transaction value multiples in the following 11 transactions publicly announced from February 12, 2004, through October 3, 2005, in the E&P industry involving U.S. companies, referred to as the U.S. transactions:

Acquiror	Target
• Chesapeake Energy Corporation	• Triana Energy Holdings LLC
• Whiting Petroleum Corporation	• Celero Energy, LP
• El Paso Corporation	• Medicine Bow Energy Corporation
• Enerplus Resources Fund	• Lyco Energy Corporation
• Petrohawk Energy Corporation	• Mission Resources Corporation
• Cimarex Energy Co.	• Magnum Hunter Resources, Inc.
• Noble Energy, Inc.	• Patina Oil & Gas Corporation
• Pioneer Natural Resources Company	• Evergreen Resources, Inc.
• EnCana Corporation	• Tom Brown Inc.
• Kerr-McGee Corporation	• Westport Resources Corporation
• Plains Exploration & Production Company	• Nuevo Energy Company

Credit Suisse First Boston also reviewed publicly available transaction value multiples in the following 15 transactions publicly announced from February 22, 2000, through June 28, 2004, in the E&P industry involving Argentine companies, referred to as the Argentine transactions:

Acquiror	Target
• Vintage Petroleum, Inc.	• Rio Alto Resources International Inc.
• Petroleo Brasileiro SA	• Petrolera Santa Fe S.R.L. (a subsidiary of Devon Energy Corporation)
• Petroleo Brasileiro SA	• Perez Companc S.A.
• Sipetrol	• Pecom Energía S.A.
• Canadian Hunter Exploration Ltd.	• Atalaya Energy S.A.
• Vintage Petroleum, Inc.	• Royal Dutch Shell plc
• Pioneer Natural Resources Company	• Alberta Energy Co. Ltd.
• Canadian Hunter Exploration Ltd.	• Sipetrol Argentina S.A.
• Vintage Petroleum, Inc.	• Petrobas Energia S.A.
• Petrobas Energia SA; Pecom Energia S.A.	• Compania General de Combustibles S.A.
• Rio Alto Exploration Ltd	• Bella Vista Oeste S.A.
• Petrobas Energia SA	• Quintana Exploration Argentina S.A.
• Petrobas Energia SA	• Sudelektra Argentina S.A. (a subsidiary of Xstrata AG)
• Repsol YPF SA	• Astra Compania Argentina De Petroleo S.A.
• Canadian Hunter Exploration Ltd.	• Atalaya Energy S.A.

Credit Suisse First Boston compared transaction values in the selected transactions, excluding the estimated value of non-reserve assets, of the acquired companies or their businesses as multiples of the following data:

•	total proved reserves (in $ per barrel equivalent); and

•	estimated daily production (in $ per barrel equivalent per day).

Credit Suisse First Boston then applied a range of selected multiples of such operating data derived from the U.S. transactions to Vintage’s U.S. and other non-Latin American proved reserves as of December 31, 2004, and calendar year 2005 estimated daily production. Credit Suisse First Boston also applied a range of selected multiples of such operating data derived from the Argentine transactions to Vintage’s Latin American proved reserves as of December 31, 2004, and calendar year 2005 estimated daily production. Multiples for the selected transactions were based on publicly available information and were generally compiled by John S. Herold, Inc., an independent global energy research firm. Operating data for Vintage were based on internal estimates of Vintage’s management and public filings. Reserve estimates for Vintage were pro forma for acquisitions and divestitures publicly announced by Vintage in 2005. This analysis indicated the following implied per share equity reference range for Vintage, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range For Vintage	Implied Per Share Value of Merger Consideration
$44.29–$57.41	$52.33

Discounted Cash Flow Analysis. Credit Suisse First Boston reviewed the standalone unlevered, after-tax free cash flows that Vintage could generate based on reserve reports prepared by third party consultants and internal estimates of Vintage’s management and utilizing the following alternative assumptions as to oil and gas commodity pricing and estimated reserve risk:

Oil and Gas Commodity Pricing Assumptions

•      NYMEX pricing assumption: New York Mercantile Exchange, or NYMEX, forward curve oil and gas commodity prices through calendar year 2010 and NYMEX forward curve oil and gas commodity prices for calendar year 2010 applied to subsequent years; or

•      $45.00/$6.50 commodity pricing assumption: NYMEX forward curve oil and gas commodity prices through calendar year 2007 and commodity unit prices for oil of $45.00 per barrel and for gas of $6.50 per thousand cubic feet applied to subsequent years.

Estimated Reserve Risk Assumptions

•      Risked: Sensitivities of 100% for proved developed reserves, 90% for proved undeveloped reserves, 50% for probable reserves and 20% for possible reserves applied; or

•      Unrisked: No sensitivities applied.

Credit Suisse First Boston then performed a discounted cash flow analysis of Vintage under each of the following scenarios using two different methodologies as more fully described below:

•	Scenario 1: NYMEX pricing assumption/unrisked;

•	Scenario 2: NYMEX pricing assumption/risked;

•	Scenario 3: $45.00/$6.50 commodity pricing assumption/unrisked; and

•	Scenario 4: $45.00/$6.50 commodity pricing assumption/risked.

No Terminal Value Methodology. Credit Suisse First Boston calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Vintage could generate from the fourth quarter of calendar year 2005 through calendar year 2019 under each of the four scenarios described above. Estimated after-tax free cash flows were discounted to present value using discount rates of 10.5% to 12.5%. This analysis indicated the following implied per share equity reference ranges for Vintage under each scenario, as compared to the implied per share value of the merger consideration:

Scenario	Implied Per Share Equity Reference Range for Vintage	Implied Per Share Value of Merger Consideration
Scenario 1	$45.98–$52.86	$52.33
Scenario 2	$36.44–$41.79
Scenario 3	$35.61–$40.94
Scenario 4	$28.73–$32.99

Terminal Value Methodology. Credit Suisse First Boston calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Vintage could generate from the fourth quarter of calendar year 2005 through calendar year 2010 under each of the four scenarios described above. Credit Suisse First Boston also calculated ranges of estimated terminal values for Vintage by multiplying Vintage’s calendar year 2010 estimated EBITDAX under each scenario by EBITDAX multiples ranging from 5.0x to 6.0x. Estimated after-tax free cash flows and terminal values were discounted to present value using discount rates of 10.5% to 12.5%. This analysis indicated the following implied per share equity reference ranges for Vintage under each scenario, as compared to the implied per share value of the merger consideration:

Scenario	Implied Per Share Equity Reference Range for Vintage	Implied Per Share Value of Merger Consideration
Scenario 1	$62.67–$77.65	$52.33
Scenario 2	$50.25–$61.95
Scenario 3	$49.07–$60.79
Scenario 4	$39.48–$48.64

Occidental Trading Multiples Comparison

Credit Suisse First Boston reviewed trading multiples of Occidental and the following seven selected publicly held companies in the E&P industry:

•	Anadarko Petroleum Corporation
•	Apache Corporation
•	Burlington Resources Inc.
•	Devon Energy Corporation
•	EnCana Corporation
•	EOG Resources, Inc.
•	XTO Energy Inc.

Credit Suisse First Boston reviewed enterprise values as a multiple of the following:

•	calendar year 2005 estimated EBITDAX; and

•	calendar year 2006 estimated EBITDAX.

Credit Suisse First Boston also reviewed enterprise values, excluding the estimated value of non-reserve assets, as multiples of the following:

•	total proved reserves as of December 31, 2004 (in $ per barrel equivalent);

•	calendar year 2005 estimated daily production (in $ per barrel equivalent per day); and

•	after-tax PV-10 as of December 31, 2004.

Credit Suisse First Boston then compared these financial and operating multiples derived for the selected companies with corresponding multiples implied for Occidental. Multiples were based on closing stock prices on October 10, 2005. Financial and operating data for Occidental and selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Reserve estimates for Occidental and the selected companies were pro forma for acquisition and divestitures publicly announced by Occidental and the selected companies in 2005. This analysis indicated the following implied high, low, mean and median multiples for the selected companies, as compared to corresponding multiples implied for Occidental:

	Implied Multiples for Selected Companies				Implied Multiples for Occidental
	High	Low	Mean	Median
Enterprise Value as Multiples of:
EBITDAX
Calendar Year 2005	8.3x	4.1x	5.8x	5.3x	4.2x
Calendar Year 2006	6.9x	3.9x	5.2x	4.9x	4.0x
Total Proved Reserves	$22.92	$9.62	$15.85	$16.27	$10.56
Daily Production	$84,104	$49,431	$61,080	$59,137	$45,538
After-tax PV-10	2.40x	1.22x	1.94x	2.09x	1.72x

Miscellaneous

Vintage selected Credit Suisse First Boston as its financial advisor to evaluate, and render an opinion to the Vintage board of directors with respect to, the merger consideration based on Credit Suisse First Boston’s qualifications, experience and reputation, and its familiarity with Vintage and its business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Credit Suisse First Boston and its affiliates in the past have provided and in the future may provide investment banking and other financial services to Vintage and Occidental unrelated to the merger, for which services Credit Suisse First Boston and its affiliates have received, and would expect to receive, compensation. Credit Suisse First Boston is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse First Boston and its affiliates may acquire, hold or sell, for its and its affiliates’ accounts and for the account of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations of Vintage and Occidental) and, accordingly, may at any time hold a long or short position in such securities.

Vintage agreed to pay Credit Suisse First Boston a fee of $3.0 million upon rendering its opinion. In addition, Vintage has agreed to reimburse Credit Suisse First Boston for expenses, including fees and reasonable expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Lehman Brothers Inc.

Vintage engaged Lehman Brothers to act as its financial advisor in connection with the merger with Occidental. On October 13, 2005, Lehman Brothers rendered its written opinion to the board of directors of Vintage, that, as of such date, based upon and subject to the matters stated in its opinion letter, from a financial point of view, the consideration to be offered to the stockholders of Vintage in the merger, was fair to the stockholders of Vintage.

The full text of Lehman Brothers’ opinion dated October 13, 2005, is included as Appendix C to this document. Holders of Vintage’s common stock are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Lehman Brothers’ advisory services and opinion were provided for the information and assistance of the board of directors of Vintage in connection with its consideration of the merger. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any stockholder of Vintage as to how such stockholder should vote in connection with the merger. Lehman Brothers was not requested to opine as to, and Lehman Brothers’ opinion does not in any manner address, Vintage’s underlying business decision to proceed with or effect the merger.

In arriving at its opinion, Lehman Brothers reviewed, among other things:

•	the plan of merger and the specific terms of the merger;

•	publicly available information concerning Vintage and Occidental that Lehman Brothers believed to be relevant to its analysis, including, without limitation, the Annual Reports on Form 10-K for the fiscal year ended December 31, 2004 for each of Vintage and Occidental and the Quarterly Reports on Form 10-Q for the six months ended June 30, 2005 for each of Vintage and Occidental;

•	financial and operating information with respect to the business, operations and prospects of Vintage furnished to Lehman Brothers by Vintage including financial projections for the fiscal year ended December 31, 2005;

•	financial and operating information that was or has subsequently been made public by Occidental with respect to the business, operations and prospects of Occidental furnished to Lehman Brothers by Occidental;

•	estimates of certain proved and non-proved reserves of Vintage, as of December 31, 2004, audited by third-party reserve engineers and such estimates rolled forward internally by management of Vintage to June 30, 2005 (the “Vintage Management Reserve Reports”);

•	the trading histories of Vintage’s common stock and Occidental’s common stock from October 11, 2004 to October 11, 2005 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Vintage and Occidental with each other and with those of other companies that Lehman Brothers deemed relevant based on publicly available information of such other companies;

•	a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

•	commodity price assumptions published by Lehman Brothers equity research and commodity prices as quoted on the NYMEX on October 6, 2005;

•	the potential pro forma impact of the merger on the future financial performance of Occidental, including the cost savings, operating synergies and strategic benefits expected to result from a combination of the businesses of Vintage and Occidental (the “Expected Synergies”); and

•	published estimates by independent equity research analysts (including Lehman Brothers) with respect to the future financial performance of Vintage and Occidental.

In addition, Lehman Brothers had discussions with the managements of Vintage and Occidental concerning their respective businesses, operations, assets, financial conditions, reserves, production profiles, hedging levels, exploration programs and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of Vintage and Occidental with respect to the information provided by them to Lehman Brothers, respectively, that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections provided by Vintage, upon advice of Vintage, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Vintage as to the future financial performance of Vintage and that Vintage would perform substantially in accordance with such projections. However, for the purposes of its analysis, Lehman Brothers considered (i) the financial projections of Vintage which were adjusted based on the commodity price assumptions published by Lehman Brothers equity research, and (ii) published estimates of Lehman Brothers’ equity research analyst for Vintage’s 2005 fiscal year (“2005 Vintage Research Estimates”). Lehman Brothers discussed these adjusted financial projections and the 2005 Vintage Research Estimates with the management of Vintage and they agreed with the appropriateness of the use of, and Lehman Brothers relied on, the adjusted financial projections and the 2005 Vintage Research Estimates in performing its analysis. Lehman Brothers was not provided with, and did not have any access to, financial projections of Vintage for the fiscal year ended December 31, 2006 prepared by management of Vintage. Accordingly, upon advice of Vintage, Lehman Brothers assumed that the published estimates of Lehman Brothers’ equity research analyst were a reasonable basis upon which to evaluate the future financial performance of Vintage with regard to the 2006 fiscal year and that Vintage would perform substantially in accordance with such estimates. Lehman Brothers was not provided with, and did not have access to, financial projections of Occidental prepared by the management of Occidental. Accordingly, Lehman Brothers held discussions with Occidental concerning published estimates by independent research analysts (including Lehman Brothers) with respect to the future financial performance of Occidental. Upon advice of Vintage, Lehman Brothers assumed that the published estimates of Lehman Brothers’ equity research analyst were a reasonable basis upon which to evaluate the future financial performance of Occidental and that Occidental would perform substantially in accordance with such estimates. With respect to the Vintage Management Reserve Reports, Lehman Brothers discussed these Vintage Management Reserve Reports with the management of Vintage and upon advice of Vintage, Lehman Brothers assumed that the Vintage Management Reserve Reports were a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Vintage as of such date. However, for the purposes of its analysis, Lehman Brothers considered the Vintage Management Reserve Reports adjusted to reflect, among other things, commodity prices as quoted on the NYMEX on October 6, 2005. Lehman Brothers discussed these adjustments to the Vintage Management Reserve Reports with the management of Vintage and they agreed with the appropriateness of the use of, and Lehman Brothers relied on, the adjusted Vintage Management Reserve Reports in performing its analysis. With respect to the Expected Synergies estimated by the managements of Vintage and Occidental to result from the merger, Lehman Brothers assumed that the amount and timing was appropriate and that the Expected Synergies would be realized substantially in accordance with such estimates.

In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Vintage and Occidental and did not make or obtain from third parties any evaluations or appraisals of the assets and liabilities of Vintage or Occidental, other than the third party reserve reports for Vintage. In addition, Vintage did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Vintage’s business. Lehman Brothers’ opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter. In addition, Lehman Brothers was not requested to and did not express any opinion as to the prices at which shares of Occidental common stock may trade following the announcement or consummation of the merger. Lehman Brothers’ opinion should not be viewed as providing any assurance that the market value of the shares of Occidental common stock to be held by the stockholders of Vintage after the consummation of the merger (in addition to the cash portion of the consideration) will be in excess of the market value of the shares of Vintage common stock held by such stockholders at any time prior to the announcement or consummation of the merger.

In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Vintage or Occidental, but rather made its determination as to the fairness to the stockholders of Vintage, from a financial point of view, of the consideration to be offered to stockholders of Vintage in the merger on the basis of financial, comparative and other analyses described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative and other analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Vintage or Occidental. None of Vintage, Occidental or Lehman Brothers, or any other person, assumes responsibility if future results are materially different from those disclosed. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to Vintage’s board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Summary of Analyses

Lehman Brothers analyzed the value of Vintage in accordance with the following methodologies: net asset valuation analysis, comparable company analysis and comparable transaction analysis. Each of these methodologies was used to generate a reference enterprise value range for Vintage. The enterprise value range was adjusted for appropriate on- and off-balance sheet assets and liabilities to arrive at an implied common equity value range per share, on a fully diluted basis. The implied common equity value range was then compared to an implied merger consideration of $53.13 per share, on a fully diluted basis, with such implied merger consideration constituting 0.42 Occidental common shares and $20.00 in cash for each Vintage common share and calculated using Occidental’s closing stock price on October 11, 2005 of $78.88 per common share. The implied common equity value range, derived using the various valuation methodologies listed above, supported the conclusion that the consideration to be offered to the stockholders of Vintage agreed to in the merger was fair, from a financial point of view, to the stockholders of Vintage.

In addition to analyzing the value of Vintage, Lehman Brothers also analyzed and reviewed (i) the pro forma impact of the merger on the projected 2006 earnings per share and discretionary cash flow, or DCF, per share for Occidental based on published estimates of Lehman Brothers’ equity research analyst and (ii) certain publicly available information related to selected corporate transactions to calculate the amount of premiums paid by the acquirers to the acquired company’s stockholders.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of Vintage and Occidental, and the particular circumstances of the merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Vintage or Occidental. Accordingly, the methodologies and the implied common equity value range derived therefrom must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value range without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers’ opinion.

Net Asset Valuation Analysis

Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from the Vintage Management Reserve Reports, based on estimated reserves and production cost estimates. The present values of the future after-tax cash flows were determined using a range of discount rates and risking factors based on geography and reserve category and a range of tax rates based on geography. Lehman Brothers added to such present values of the future after-tax cash flows, the estimated values of certain other assets and liabilities, including Vintage’s gathering and marketing assets, sulfur assets, exploration portfolio and current commodity hedging portfolio. The net asset valuation analysis was performed under three commodity price scenarios (Case I, Case II and Case III), which are described below.

Certain of the natural gas and oil price forecasts employed by Lehman Brothers were based on NYMEX price forecasts (Henry Hub, Louisiana delivery for natural gas and West Texas Intermediate, Cushing, Oklahoma delivery for oil) from which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units, or MMBtu, which are adjusted to reflect the value per thousand cubic feet, or MCF, of gas. NYMEX oil price quotations are stated in dollars per barrel, or BBL, of crude oil. In addition to the NYMEX prices, Lehman Brothers considered the impact of a flat pricing scenario in which it employed prices of $5.00 per MMBtu, and $50.00 per BBL for gas and oil, respectively, in its valuation of Vintage’s domestic reserves, and $50.00 per BBL in its valuation of Vintage’s international oil reserves (with the exception of condensate in Bolivia). In another pricing scenario, Lehman Brothers valued the domestic proved developed producing reserves using NYMEX pricing and all other domestic categories using $5.00 per MMBtu and $50.00 per BBL for gas and oil, respectively, and valued the international oil reserves using a flat price of $50.00 per BBL for all categories of reserves (with the exception of condensate in Bolivia). In all cases, Lehman Brothers employed a flat price of $25.00 per BBL for all categories of condensate in Bolivia and an escalating price per MMBtu for all categories of gas in Argentina and Bolivia. The tables below present a summary of natural gas and oil price forecasts employed by Lehman Brothers for each commodity price scenario for both domestic and international reserves.

Domestic Reserves

	Jul. 1- Dec. 31, 2005E	2006E	2007E	2008E	2009E	2010E	Escalation
							Thereafter
Oil ($/BBL)
Case I: All reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case II:
Proved developed producing reserves	$62.13	$62.15	$61.11	$60.87	$57.98	$57.28	0.0%
All other reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case III: All reserve classifications	$62.13	$62.15	$61.11	$60.87	$57.98	$57.28	0.0%

Natural Gas ($MMBtu)
Case I: All reserve classifications	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	0.0%
Case II:
Proved developed producing reserves	$11.88	$11.33	$9.39	$8.39	$7.67	$7.11	0.0%
All other reserve classifications	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	0.0%
Case III: All reserve classifications	$11.88	$11.33	$9.39	$8.39	$7.67	$7.11	0.0%

International Reserves

	Jul. 1 - Dec. 31, 2005E	2006E	2007E	2008E	2009E	2010E	Escalation
							Thereafter
Oil ($/BBL)
Excluding Bolivia:
Case I: All reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case II: All reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case III: All reserve classifications	$62.13	$62.15	$61.11	$60.87	$57.98	$57.28	0.0%
All Cases:
Bolivia: All reserve classifications	$25.00	$25.00	$25.00	$25.00	$25.00	$25.00	0.0%

Natural Gas ($MMBtu)
All Cases:
Argentina: All reserve classifications	$0.90	$0.92	$0.95	$0.97	$0.99	$1.02	2.5%
Bolivia: All reserve classifications	$1.70	$1.74	$1.79	$1.83	$1.88	$1.92	2.5%

The net asset valuation analyses yielded valuations for Vintage that implied a range of common equity values of $30.71 to $42.84 per share for Case I, a range of common equity values of $35.12 to $47.62 per share for Case II and a range of common equity values of $44.68 to $59.01 per share for Case III as compared to the implied merger consideration to be offered in the merger of $53.13 per share.

Comparable Company Analysis

Lehman Brothers reviewed the public stock market trading multiples for the following exploration and production companies, which Lehman Brothers selected because their businesses and operating profiles are reasonably similar to that of Vintage:

•	Berry Petroleum Company

•	Denbury Resources Inc.

•	Nexen Inc.

•	Noble Energy Inc.

•	Pioneer Natural Resources Company

•	Plains Exploration & Production Company

As part of its comparable company analysis, Lehman Brothers calculated and analyzed Vintage’s and each comparable company’s equity and enterprise value multiples of certain historical and projected financial and operating criteria (such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expense, or EBITDE; net income; DCF; proved reserves; and daily production). The enterprise value of each comparable company was obtained by adding its total debt to the sum of the market value of its common equity, the book value of its preferred stock and the book value of any minority interest minus its cash balance.

Because of the inherent differences between the corporate structure, businesses, operations, commodity mix and prospects of Vintage and the corporate structure, businesses, operations, commodity mix and prospects of the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Vintage and the companies included in the comparable company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Vintage and the companies included in the comparable company analysis.

Based on a review of the multiples derived for the comparable companies, Lehman Brothers selected multiple ranges to apply to Vintage’s corresponding financial and operating statistics. All of these calculations were performed, and based on publicly available financial data, including independent equity research analyst estimates, and closing prices as of October 11, 2005. The selected multiple ranges applied to Vintage’s corresponding financial and operating statistics are summarized in the table below.

Multiple Range of Comparable Companies
Financial and Operating Statistic:	Low	High
EBITDE
2005E	6.5x	7.0x
2006E	6.0x	6.5x

Earnings
2005E	13.0x	16.0x
2006E	12.0x	15.0x

DCF
2005E	6.0x	7.0x
2006E	5.5x	6.5x

Proved Reserves ($/BOE)	$8.00	$10.00

Daily Production ($/BOE per day)	$45,000	$50,000

The comparable company methodology yielded valuations for Vintage that implied a range of common equity values of $46.15 to $53.50 per share as compared to the implied merger consideration to be offered in the merger of $53.13 per share.

Comparable Transactions Analysis

Lehman Brothers reviewed certain publicly available information on selected corporate level exploration and production transactions it deemed comparable to the merger, in whole or in part, which were announced from February 2004 to October 2005 as follows:

•	Chesapeake Energy Corporation / Columbia Natural Resources LLC

•	Chevron Corporation / Unocal Corporation

•	Petrohawk Energy Corporation / Mission Resources Corporation

•	Cimarex Energy Company / Magnum Hunter Resources, Inc.

•	Noble Energy Inc. / Patina Oil & Gas Corporation

•	Newfield Exploration Company / Inland Resources, Inc.

•	Forest Oil Corporation / Wiser Oil Company

•	EnCana Corporation / Tom Brown, Inc.

•	Kerr-McGee Corporation / Westport Resources Corporation

•	Plains Exploration & Production Company / Nuevo Energy Company

Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Vintage and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that could affect the acquisition values of such acquired companies or companies to which they are being compared.

For the corporate transactions analysis, for each comparable transaction, relevant transaction multiples were analyzed including the transaction value (equity purchase price plus assumed obligations) divided by proved reserves and daily production. The selected multiple ranges applied to Vintage’s proved reserve statistic were $8.00 to $9.00 per BOE and $1.33 to $1.50 per Mcfe. The selected multiple ranges applied to Vintage’s daily production multiple ranges were $35,000 to $45,000 per MBOE/d and $5,833 to $7,500 per Mmcfe/d.

The comparable transactions methodology yielded valuations for Vintage that implied a range of common equity values of $46.15 to $57.17 per share as compared to the implied merger consideration to be offered in the merger of $53.13 per share.

Pro Forma Merger Consequences Analysis

Lehman Brothers analyzed the pro forma impact of the merger on the projected 2006 earnings per share and DCF per share for Occidental based on published estimates of Lehman Brothers’ equity research analyst. Lehman Brothers prepared a pro forma merger model which incorporated the financial projections of Vintage and Occidental as projected by Lehman Brothers equity research, the impact of the Expected Synergies as well as Occidental’s planned share repurchase program following the closing of the merger. Lehman Brothers then compared the earnings per share and DCF per share of Occidental on a standalone basis to the earnings per share and DCF per share of Occidental pro forma for the merger and Occidental’s planned share repurchase program. Lehman Brothers noted that the merger is expected to be dilutive to Occidental’s earnings per share and accretive to DCF per share in 2006.

Premiums Paid Analysis

Lehman Brothers reviewed certain publicly available information related to selected corporate transactions to calculate the amount of premiums paid by the acquirers to the acquired company’s stockholders. Lehman Brothers analyzed selected transactions that were announced from May 2001 to September 2005. The transactions included, but were not limited to:

•	Norsk Hydro ASA / Spinnaker Exploration Company

•	Chevron Corporation / Unocal Corporation

•	Petrohawk Energy Corporation / Mission Resources Corporation

•	Cimarex Energy Company / Magnum Hunter Resources, Inc.

•	Noble Energy Inc. / Patina Oil & Gas Corporation

•	EnCana Corporation / Tom Brown, Inc.

•	Kerr-McGee Corporation / Westport Resources Corporation

•	Devon Energy Corporation / Ocean Energy, Inc.

Lehman Brothers calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical closing stock price of the acquired company as of 1-trading day, 5-trading days and 20-trading days prior to the announcement date as well as based upon the 52-week high prior to the announcement date. Lehman Brothers compared the premiums paid in the precedent transactions to the premium levels implied by the consideration to be offered to the stockholders of Vintage in the merger. The table below sets forth the summary results of the analysis:

	Percentage Premium / (Discount) to the Closing Price Prior to Transaction Announcement (in Trading Days)
Selected Transactions	1-Day	5-Days	20-Days	52-Week High
Mean	13.3%	13.7%	17.5%	8.2%
Median	14.7%	16.1%	17.1%	11.3%
High	32.2%	28.9%	33.7%	23.8%
Low	(3.0)%	(5.6)%	(2.8)%	(5.6)%
Implied Premium Based on the Implied Merger Consideration Offered in the Merger (as of October 11, 2005 close)	30.6%	31.6%	26.7%	15.0%

The premiums paid analysis yielded mean premiums paid per share ranging from 8.2% to 13.3% as compared to the range of implied premiums of 15.0% to 31.6% based on the implied merger consideration to be offered in the merger of $53.13 per share.

General

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Vintage’s board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Vintage and the energy industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

Pursuant to the terms of an engagement letter dated September 29, 2005 between Lehman Brothers and Vintage, Vintage paid Lehman Brothers a fee of $1,000,000 upon delivery of Lehman Brothers’ opinion, dated October 13, 2005. Vintage has also agreed to pay Lehman Brothers an additional fee of $2,000,000 at the time of closing. Vintage also has agreed to reimburse Lehman Brothers for its reasonable expenses incurred in connection with this engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities that may arise out of its engagement by Vintage and the rendering of the Lehman Brothers’ opinion. Lehman Brothers in the past has rendered investment banking services to Vintage and Occidental and received customary fees for such services.

In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of Vintage and Occidental for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Neuberger Berman Inc., an affiliate of Lehman Brothers, owns shares of Vintage’s common stock through its funds and is a significant shareholder of Vintage.

Interests of Vintage Directors and Executive Officers in the Merger

In considering the recommendation of the Vintage board of directors, you should be aware that some members of Vintage management have certain interests in the transactions contemplated by the merger agreement that are different from or in addition to the interests of stockholders generally. The Vintage board of directors was aware of these interests and considered them, among other matters, in approving the plan of merger and recommending that Vintage’s stockholders vote in favor of adopting the plan of merger. For detailed information, see “Interests of Vintage Directors and Executive Officers in the Merger” beginning on page 68.

Stock Options and Other Stock Awards

Immediately prior to the effective time of the merger, each outstanding option to purchase shares of Vintage common stock granted under Vintage’s stock-based benefit plans (whether vested or unvested) will be cancelled and entitle the holder to an amount in cash equal to the product of:

•	the number of options to purchase shares of Vintage held by the holder; and

•	the amount by which the sum of (a) $20.00 and (b) 0.42 times the average closing price of Occidental common stock, as reported on the NYSE composite transactions reporting system for the five trading day period ending on the last trading day prior to closing, exceeds the exercise price of the holder’s option to purchase Vintage common stock, less applicable taxes.

Immediately prior to the effective time of the merger, each unvested restricted stock award and each restricted stock right award including performance-based restricted stock right awards will be cancelled and will entitle the holder to receive an amount in cash equal to the product of:

•	the number of Vintage shares subject to such unvested award (assuming, for any performance-based award outstanding on or before October 1, 2005, that the percentage base number of Vintage shares earned under each such award was 200%, and assuming, for any performance-based award granted after October 1, 2005, that the percentage base number of Vintage shares earned under each such award was 100%); and

•	the sum of (a) $20.00 plus (b) 0.42 times the average closing price of Occidental common stock as reported on the NYSE composite transactions reporting system for the five trading day period ending on the last trading day prior to closing, less applicable taxes.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material federal income tax consequences to you in connection with the merger. McKee Nelson LLP, tax counsel to Occidental, and Conner & Winters, LLP, counsel to Vintage, have reviewed this summary and are of the opinion that the discussion contained herein, insofar as it summarizes United States federal income tax law, is accurate in all material respects. The following discussion is intended to address only those federal income tax consequences that are generally relevant to Vintage stockholders who are U.S. holders and hold their shares of Vintage common stock as a capital asset within the meaning of Section 1221 of the Code. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to you in light of your particular investment or tax circumstances. Therefore, you should review the following discussion and consult your own tax advisor to determine the effect of your tax situation on the anticipated tax consequences of the merger.

The following discussion is not exhaustive of all possible tax considerations. For example, this summary does not give a description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to you if you are subject to special treatment under the federal income tax laws. For example, special tax issues affecting the following persons are not discussed herein: insurance companies, financial institutions, broker-dealers, tax-exempt organizations, dealers in securities of foreign currencies, banks, persons who hold their Vintage common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons subject to the alternative minimum tax provisions of the Code, persons whose functional currency is not the U.S. dollar, persons who exercise appraisal rights, investors in pass-through entities, non-U.S. holders, or persons who acquired their Vintage common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this summary, a “U.S. holder” means a person who, for federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or of any state or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to continue to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

The information in this section is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (referred to in this document as the IRS), and court decisions, all as of the date hereof.

McKee Nelson LLP and Conner & Winters, LLP will deliver to Occidental and Vintage, respectively, an opinion to the effect that the discussion herein under the heading “The Merger—Material United States Federal Income Tax Consequences,” to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects. The opinions, however, will not purport to address the tax consequences of the merger to you in light of your particular circumstances, and will not purport to predict whether future events and transactions, only some of which may be within the control of Occidental or Vintage, will have a material adverse effect on your income tax positions. The opinions will be based on the Code and Treasury regulations in effect on the date of consummation of the merger, current administrative interpretations and positions of the IRS, and existing court decisions. No assurance can be given that future legislation, Treasury regulations, administrative interpretations and court decisions will not significantly change the law or the above-mentioned conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

YOUR SPECIFIC TAX ATTRIBUTES COULD HAVE A MATERIAL EFFECT ON THE TAX CONSEQUENCES TO YOU OF THE MERGER. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION, AND THE TAX CONSEQUENCES TO YOU UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a reorganization under the Code, and the federal income tax consequences summarized below are based on the assumption that the merger will so qualify. McKee Nelson LLP and Conner & Winters, LLP, will deliver to Occidental and Vintage, respectively, an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Code, and that each of Vintage and Occidental will be a party to that reorganization within the meaning of Section 368(b) of the Code. The opinions, however, like the opinions described in the paragraph above, will not purport to address the tax consequences of the merger to you in light of your particular circumstances, and will be subject to the same limitations concerning changes in law or interpretations thereof. Counsel cannot provide assurance that their opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. The opinions of counsel will be rendered on the basis of representations and covenants of the parties to the merger. All of the representations must continue to be true and accurate in all respects as of the effective time of the merger. If any of those representations are inaccurate, incomplete or untrue, or if any of the covenants are breached, the conclusions set forth in the opinions could be affected. No ruling will be sought from the IRS regarding the merger.

Provided the merger qualifies as a reorganization under the Code, no gain or loss will be recognized by Occidental, Vintage or Merger Sub as a result of the merger.

You may recognize gain, but you will not recognize loss, upon the exchange of your shares of Vintage common stock for shares of Occidental common stock and cash. If the sum of the fair market value of the Occidental common stock and the amount of cash you receive in exchange for your shares of Vintage common stock exceeds the adjusted basis of your shares of Vintage common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Vintage common stock. If the adjusted basis of your shares of Vintage common stock exceeds the sum of the fair market value of the Occidental common stock and the amount of cash you receive in exchange therefor, you will not recognize a loss.

All or a portion of the gain you recognize could, however, be treated as dividend income to you if the receipt of cash has the effect of a distribution of a dividend. In general, the determination as to whether the receipt of cash has the effect of a distribution of a dividend depends upon whether and to what extent the transactions related to the merger will be deemed to reduce your percentage ownership of Vintage following the merger. For purposes of that determination, you will be treated as if you first exchanged all of your Vintage common stock solely for Occidental common stock, and then a portion of that stock was immediately redeemed by Occidental for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as apposed to dividend) treatment. As a result, if you hold a minimal interest in Vintage common stock and do not own any Occidental common stock before the merger, you generally should qualify for capital gain treatment. In determining your ownership interest in Occidental for these purposes, certain constructive ownership rules must be taken into account. If your receipt of cash has the effect of a distribution of a dividend under the foregoing rules, the gain you recognize will be treated as ordinary dividend income only to the extent of your ratable share of Vintage’s earnings and profits, as calculated for U.S. federal income tax purposes. You are urged to consult your tax advisor with respect to the determination of whether your receipt of cash has the effect of a distribution of a dividend.

If you are a domestic noncorporate taxpayer, any gain characterized as dividend income may be subject to tax at the rates applicable to net capital gains. If you are a domestic corporate taxpayer, any gain characterized as dividend income may be eligible for the dividends received deduction.

Your basis in the shares of Occidental common stock following the exchange will equal your aggregate basis in the shares of Vintage common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend. Your holding period for the shares of Occidental common stock will include the period for which you held the shares of Vintage common stock.

If you receive cash in lieu of a fractional share of Occidental common stock, you generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. You generally will recognize gain or loss based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share. Subject to the discussion above regarding possible dividend treatment, such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for such share is greater than one year.

Backup Withholding and Information Reporting

In general, the receipt of cash in the merger will be subject to information reporting to the IRS. In addition, backup withholding at the applicable rate (currently 28%) will generally apply to cash payments if you fail to provide an accurate taxpayer identification number or fail to properly certify that the payment is not subject to backup withholding (generally on a substitute IRS form W-9). Certain holders (including, among others, U.S. corporations) are not subject to information reporting or backup withholding, but they may still need to furnish a substitute IRS form W-9 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to you generally will be creditable against your federal income tax liability, provided that you timely furnish the required information to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Accounting Treatment

The merger will be accounted for as an acquisition of Vintage by Occidental under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the acquiring public issuer, including an amount for goodwill if the purchase price is greater than the fair value of the identifiable net assets. Financial statements of Occidental issued after consummation of the merger will reflect only the operations of Vintage after the merger.

Regulatory Matters Related to the Merger

HSR Act and Antitrust

The merger is subject to the requirements of the HSR Act, and the rules promulgated under the HSR Act by the FTC, which prevent transactions such as the merger from being completed until required information and materials are furnished to the DOJ and the FTC and the applicable waiting period is terminated or expires. On November 21, 2005, Occidental and Vintage were granted early termination with respect to the waiting period under the HSR Act. However, the DOJ, the FTC and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

Foreign and Certain Other Regulatory Matters

The merger is subject to review by the antitrust commission of Argentina. On November 10, 2005, Occidental and Vintage filed the requisite forms and information with the Argentinean antitrust commission. There is no “early termination” process available under Argentinean antitrust law, similar to the one available under the HSR Act. Pursuant to Argentinean antitrust law, approval of the antitrust commission is required for transactions subject to such review to be recognized as “valid transactions”. However, under Argentinean antitrust law, parties are not prohibited from consummating, and as a matter of practice in Argentina, do consummate transactions prior to the receipt of such approval. We recognize that approvals from the Argentinean antitrust commission may not be obtained prior to consummation of transactions. In the event parties consummate a transaction prior to approval and the Argentinean antitrust commission later determines to disapprove the transaction, the Argentinean antitrust commission may require a divestiture of all or a part of the acquired assets located in Argentina.

In addition, the merger may be subject to the antitrust rules of other foreign jurisdictions, which may provide that acquisition transactions may not be completed before the issuance of an antitrust clearance. The merger may also be subject to review by state regulatory agencies. We believe we have made all necessary foreign antitrust and state regulatory filings, but we cannot assure you that required approvals will be granted.

Merger Fees, Costs and Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, except the expenses incurred in connection with the filing fee for the registration statement of which this document is a part and printing and mailing of this document shall be shared equally by Occidental and Vintage.

Restrictions on Resales by Affiliates

In general, shares of Occidental common stock issued to Vintage stockholders pursuant to the merger will be freely transferable, except for any shares received by persons who may be deemed to be “affiliates” of the parties under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with a person. Affiliates may sell their shares of Occidental common stock only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. Occidental’s registration statement on Form S-4, of which this document constitutes a part, does not cover the resale of Occidental common stock held by affiliates after the merger.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While Occidental and Vintage believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Appendix A to, this document. We urge you to read the merger agreement in its entirety.

The merger agreement contains representations, warranties, covenants and other agreements that Occidental and Vintage made to each other. The assertions embodied in those representations, warranties, covenants and other agreements are qualified by information in confidential disclosure schedules that Occidental and Vintage have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the attached merger agreement. Accordingly, you should keep in mind that the representations, warranties, covenants and other agreements are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Occidental’s and Vintage’s general prior public disclosures, as well as additional information, some of which is non-public. Neither Occidental nor Vintage believes that the disclosure schedules contain information that the securities laws require either or both of them to publicly disclose other than information that has already been so disclosed. Moreover, information concerning the subject matter of the representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Vintage will merge with and into Merger Sub, with Merger Sub as the surviving entity. The separate corporate existence of Vintage, with all its rights, privileges, immunities, powers and franchises, will cease.

Closing and Effectiveness of the Merger

The closing of the merger will occur on the first business day after the satisfaction or waiver of all of the closing conditions provided in the merger agreement, except for those conditions that, by their terms, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), or on such other date as Occidental and Vintage may agree in writing. See “—Conditions to Consummation of the Merger” beginning on page 62.

As soon as practicable following the closing, Occidental and Vintage will deliver a certificate of merger to the Secretary of State of the State of Delaware. At that time, or at such later time as may be agreed by the parties and specified in the certificate of merger, the merger will become effective.

Surviving Entity’s Governing Documents, Officers and Directors;

Surviving Entity Governing Documents. At the effective time of the merger, the certificate of formation of the surviving entity will be Merger Sub’s certificate of formation, and Merger Sub’s operating agreement in effect at the effective time of the merger will be the operating agreement of the surviving entity, in each case until thereafter amended as provided therein or by applicable laws.

Surviving Entity Managers and Officers. The managers and officers of Merger Sub at the effective time of the merger will, from and after the effective time, be the managers and officers of the surviving entity until their successors are duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the surviving entity’s certificate of formation and operating agreement.

Merger Consideration

Conversion of Vintage Common Stock. At the effective time of the merger, each share of Vintage common stock issued and outstanding immediately prior to the effective time (other than dissenting shares and any shares of Vintage common stock owned by Occidental, Merger Sub or Vintage, which shares are not beneficially owned by third parties) will be converted into the right to receive 0.42 of a share of Occidental common stock plus $20.00 in cash, together with the right, if any, to receive cash in lieu of fractional shares of Occidental common stock. See “—Fractional Occidental Common Stock” below.

For more information regarding the Occidental common stock, see “Description of Occidental Capital Stock.”

Cancellation of Other Vintage Common Stock. At the effective time of the merger, dissenting shares and shares of Vintage common stock owned by Occidental, Merger Sub or Vintage (other than shares beneficially owned by third parties) will be canceled and retired without payment of any consideration therefor and will cease to exist.

Fractional Occidental Common Stock. Fractional shares of Occidental common stock will not be issued in the merger. Instead, any holder of shares of Vintage common stock who otherwise would have been entitled to receive a fractional share of Occidental common stock will be entitled to receive a cash payment in lieu thereof in an amount equal to the holder’s proportionate interest in the net proceeds from the sale of the aggregate fractional shares that such holder would otherwise be entitled to receive.

Exchange Procedures. As soon as practicable after the effective time of the merger, an exchange agent selected by Occidental with Vintage’s approval will provide appropriate transmittal materials to holders of record of Vintage common stock, advising such holders of the procedure for surrendering their shares to the exchange agent.

Upon the surrender of the holder’s shares of Vintage common stock, the holder will be entitled to receive in exchange therefor:

•	a certificate representing the number of whole shares of Occidental common stock that such holder is entitled to receive pursuant to the merger, as described in “—Conversion of Vintage Common Stock” above; and

•	a check in the amount, after giving effect to any required tax withholdings, of $20.00 per share of Vintage common stock plus any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive as described in the next paragraph.

All shares of Occidental common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by Occidental in respect of Occidental common stock, the record date for which is after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of Occidental common stock shall be paid to any holder of any unsurrendered shares of Vintage common stock until the unsurrendered shares of Vintage common stock are surrendered for exchange. Any holder of unsurrendered shares of Vintage common stock will be entitled to vote after the effective time of the merger at any meeting of Occidental stockholders the number of whole shares of Occidental common stock such holder is entitled to receive in the merger, regardless of whether the holder shall have exchanged its shares.

Adjustments to Prevent Dilution. If, between the date of the merger agreement and the effective time of the merger, Vintage changes the number of issued and outstanding shares of Vintage common stock or securities convertible or exchangeable into or exercisable for shares of Vintage common stock, or Occidental changes the number of issued and outstanding shares of Occidental common stock or securities convertible or exchangeable into or exercisable for shares of Occidental common stock, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, then the exchange ratio of 0.42 of a share of Occidental common stock plus $20.00 in cash per share will be equitably adjusted.

Stock Options and Other Stock Awards. Immediately prior to the effective time of the merger, each outstanding option to purchase shares of Vintage common stock granted under Vintage’s stock-based benefit plans, whether vested or unvested, will be cancelled and entitle the holder to an amount in cash equal to the product of (1) the number of options to purchase shares of Vintage held by the holder and (2) the amount by which the sum of (a) $20.00 and (b) 0.42 times the average closing price of Occidental common stock as reported on the NYSE composite transactions reporting system for the five trading day period ending on the last trading day prior to closing exceeds the exercise price of the holder’s option to purchase Vintage common stock, less applicable taxes required to be withheld with respect to such payment.

Immediately prior to the effective time of the merger, each unvested restricted stock award and each restricted stock right award including performance-based restricted stock right awards will be cancelled and will entitle the holder to receive an amount in cash equal to the product of (1) the number of Vintage shares subject to such unvested award (assuming, for any performance-based award outstanding on or before October 1, 2005, that the percentage of the base number of Vintage shares earned under each such award was 200%, and assuming, for any performance-based award granted after October 1, 2005, that the percentage of the base number of Vintage shares earned under each such award was 100%) and (2) the sum of (a) $20.00 plus (b) 0.42 times the average closing price of Occidental common stock as reported on the NYSE composite transactions reporting system for the five trading day period ending on the last trading day prior to closing, less applicable taxes required to be withheld with respect to such payment.

Representations and Warranties

The merger agreement contains various representations and warranties of Vintage, Merger Sub and Occidental.

Vintage. The representations and warranties of Vintage relate generally to:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority, approval and opinions of financial advisors;

•	governmental filings, no violations and certain contracts;

•	Vintage reports and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	employee benefits and employment matters;

•	compliance with laws and permits;

•	takeover statutes;

•	environmental matters;

•	tax matters;

•	taxes;

•	labor matters;

•	insurance;

•	intellectual property;

•	rights agreement;

•	brokers and finders;

•	properties;

•	oil and gas reserves;

•	deliver-or-pay arrangements;

•	hedging;

•	relations with governments;

•	material contracts; and

•	dividends, transfer of funds and investments.

Occidental and Merger Sub. The representations and warranties of Occidental and Merger Sub relate generally to:

•	organization, good standing and qualification;

•	capitalization of Merger Sub;

•	capital structure of Occidental;

•	corporate authority;

•	governmental filings, no violations;

•	Occidental reports and financial statements;

•	absence of certain changes; and

•	brokers and finders.

The representations and warranties of Vintage and Occidental are qualified as to “material adverse effect.” When used with respect to Vintage, “material adverse effect” means generally:

•	an effect that is materially adverse to the financial condition, properties, liabilities, prospects, business or results of operations of Vintage and its subsidiaries taken as a whole, or that could reasonably be expected to materially impair the ability of Vintage to consummate the merger and the other transactions contemplated by the merger agreement, excluding any such effects resulting from changes in economic or business conditions generally, or changes in the oil and gas exploration, development and/or production industries specifically, either worldwide or in any geographic region where Vintage and its subsidiaries conduct business, including changes in commodity prices,

•	unless such circumstance or event primarily relates to Vintage or disproportionately adversely affects Vintage compared to other companies of similar size operating in the oil and gas exploration, development and production industries in such regions.

When used with respect to Occidental, “material adverse effect” applies only to Occidental and its “significant subsidiaries” as defined by Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act, and means generally:

•

an effect that is materially adverse to the financial condition, properties, liabilities, prospects, business or results of operations of Occidental and such subsidiaries taken as a whole, or that could reasonably be expected to materially impair the ability of Occidental to consummate the merger and the other transactions contemplated by the merger agreement, excluding any such effects resulting from:

•	changes in economic or business conditions generally, or changes in the oil and gas exploration, development and/or production industries specifically,

•	unless such circumstance or event primarily relates to Occidental or disproportionately adversely affects Occidental compared to other companies of similar size operating in the oil and gas exploration, development and production industries.

Conduct of Business of Vintage and Subsidiaries Pending the Merger

Prior to the effective time, except as expressly contemplated by the merger agreement, Vintage has agreed that, without the consent of Occidental, it will not, and will not permit its subsidiaries to, among other things:

Course of Business

•	depart from the ordinary course of business.

Capital Stock

•	issue, sell, pledge, dispose of or encumber any capital stock owned by it or any of its subsidiaries; or

•	split, combine or reclassify its outstanding shares of capital stock.

Dividends and Stock Repurchases

•	declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its subsidiaries and other than regular quarterly cash dividends not in excess of $0.055 per share; or

•	repurchase, redeem or otherwise acquire, except as otherwise contemplated in the merger agreement, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock.

Amendments to Governing Documents

•	amend Vintage’s articles of incorporation or its bylaws or the equivalent organizational documents of its subsidiaries.

Encumbrances

•	issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than exceptions as noted in the merger agreement).

Dispositions and Acquisitions

•	other than in the ordinary course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets; or

•	make any acquisition or investment in assets or stock of or other interest in, any other entity for consideration in excess of the amount remaining in the 2005 acquisitions budget or $2,000,000 individually or $10,000,000 in the aggregate with respect to all unbudgeted acquisitions.

Indebtedness

•	other than in the ordinary course of business, incur or modify any material indebtedness or other liability.

Capital Expenditures

•	make any capital expenditures other than capital expenditures in the aggregate amount remaining in the capital appropriations/spending budgets with respect to 2005 and amounts not to exceed $2,000,000 individually or $10,000,000 in the aggregate with respect to all unbudgeted capital expenditures.

Compensation and Employment Agreements

•	enter into, amend or renew any employment, severance, change in control, deferred compensation, or similar agreements or increase in any manner the compensation or benefits of any of its employees or directors, subject to certain exceptions.

Benefit Plans

•	enter into, establish, terminate, adopt or amend any benefit plan or take any action to accelerate the vesting or payment of, or otherwise amend, stock options, restricted stock or other compensation or benefits payable thereunder.

Claims/Litigation/Waivers

•	settle or compromise any material claims or litigation or modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, other than in the ordinary course of business.

Tax and Insurance Matters

•	make any tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary course of business.

Hedges

•	authorize or enter into any hedges.

Adverse Actions

•	except as may be required by applicable law, take any action or omit to take any action that would result in any of Vintage’s representations or warranties set forth in the merger agreement being or becoming untrue in any material respect.

Contracts

•	enter into any agreement that limits or will limit Vintage’s ability to compete in or conduct any line of business in any geographic area (other than in an insignificant manner);

•	enter into any marketing contract with respect to natural gas for a term longer than 31 days from the date of such contract (or six months in the case of Bolivia); or

•	enter into any marketing contracts with respect to crude oil for a term longer than two months from the last day of the calendar month in which the contract was entered into.

Commitments

•	authorize or enter into an agreement to take any of these prohibited actions.

Additional Covenants

Vintage and Occidental have also agreed to:

•	cooperate in providing information to the other party in connection with preparing this document and a registration statement on Form S-4, of which this document is a part;

•	use their reasonable best efforts to take all actions necessary to consummate and make effective the merger between Vintage and Occidental and the other transactions contemplated by the merger agreement;

•	cooperate and use reasonable best efforts to prepare and file all necessary notices, reports and other filings, to obtain all consents, approvals or authorizations necessary or advisable to consummate the transactions contemplated in the merger agreement;

•	promptly notify each other of any notice or other communication received by them from any third party and/or governmental entity with respect to such transactions, or of any circumstance that is reasonably likely to result in a material adverse effect on them;

•	afford the other party access to certain information and personnel and keep any information so obtained confidential;

•	consult each other before issuing any press releases with respect to the merger or the merger agreement;

•	pay all of their own costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, except that expenses incurred in connection with the filing fee for the registration statement and printing and mailing the proxy statement/prospectus and the registration statement shall be shared equally by Occidental and Vintage;

•	take all actions, and cause their respective subsidiaries to take all actions, reasonably necessary or appropriate in order for Merger Sub to succeed to, assume or modify, as the case may be, the indentures governing the outstanding publicly held debt securities of Vintage, in order to avoid defaults thereunder as a result of the consummation of the merger;

•	if any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is or becomes applicable to the merger or the other transactions contemplated by the merger agreement, grant such approvals and take such actions as are necessary so that the transactions may be consummated as promptly as practicable and otherwise act to eliminate or minimize the effect of such statute or regulation on such transactions;

•	coordinate the declaration, setting of record dates and payment dates of dividends on Vintage common stock so that holders of Vintage common stock do not receive dividends on both Vintage common stock and Occidental common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either Vintage common stock or Occidental common stock received in the merger in respect of any calendar quarter; and

•	take all necessary or appropriate actions under the Exchange Act to exempt from Section 16(b) of the Exchange Act (1) the conversion of Vintage common stock into Occidental common stock and (2) the cancellation of Vintage stock options and awards for cash by Vintage’s officers and directors pursuant to the merger agreement by individuals who are or may become subject to the reporting requirements of Section 16(a).

Vintage has further agreed to:

•	promptly prepare and file this document;

•	convene a stockholders meeting to vote on the merger as soon as practicable after the date the registration statement of which this document forms a part becomes effective and recommend to its stockholders that they adopt the merger; and

•	cooperate with Occidental to identify persons or entities who may be deemed to be affiliates of Vintage and use its best efforts to cause each person or entity so identified to deliver a letter (as contemplated by the merger agreement) to Occidental prior to the Vintage stockholders’ meeting;

Occidental has further agreed to:

•	file a registration statement on Form S-4, of which this document is a part, in connection with the issuance of Occidental common stock in the merger and use its reasonable best efforts to satisfy prior to the effective date of the registration statement on Form S-4 all necessary state securities law or “blue sky” notice requirements in connection with the merger to cause it to become effective;

•	following the effective time of the merger, indemnify present and former directors and officers of Vintage in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that Vintage is permitted to indemnify its directors and officers;

•	maintain, for six years after the effective time, the existing directors’ and officers’ liability insurance that serves to reimburse the present and former directors and officers of Vintage with respect to claims against them arising from facts or events that occurred at or prior to the effective time of the merger, or in the event of expiration or termination of such coverage, to use its reasonable best efforts to obtain as much directors’ and officers’ insurance as can be obtained for the remainder of such period; provided, however, that Occidental is not required to spend on an annual basis more than 2 times the current annual premium paid by Vintage to procure such insurance coverage;

•	provide employees of Vintage who are eligible to participate in Vintage benefit plans and who continue as employees of Occidental or any of its subsidiaries after the merger with eligibility to participate in employee benefit plans of Occidental or its subsidiaries on substantially the same terms and conditions as similarly situated employees of Occidental or its subsidiaries, taking into account, for purposes of eligibility to participate and vesting, the service prior to the effective time of those Vintage employees who are not Tulsa based or expatriates, and requiring additional service with Occidental or its subsidiaries to receive retiree medical benefits; and

•	use its reasonable best efforts to list on the NYSE shares of its common stock to be issued in the merger.

Merger Sub has agreed to:

•	use its reasonable best efforts to cause the Vintage common stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable after the effective time of the merger.

Acquisition Proposals

The merger agreement provides that neither Vintage nor any of its officers and directors will, and Vintage will cause its employees, agents and representatives, including any financial advisor, attorney or accountant retained by it, not to, directly or indirectly:

•	initiate, solicit or encourage any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or 15% or more of the assets or any equity securities of, Vintage or any of its subsidiaries.

•	engage in any negotiations concerning or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal.

The merger agreement provides that these restrictions would not prevent Vintage or its board of directors from complying with its disclosure obligations under federal or state law with regard to an acquisition proposal.

The merger agreement also provides that the above restrictions would not prevent Vintage or its board of directors from at any time prior to, but not after, the time the merger agreement is submitted for a vote by the Vintage stockholders,

•	providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal and has provided to Vintage an executed confidentiality agreement;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommending such an unsolicited bona fide written acquisition proposal to the Vintage stockholders;

if and only to the extent that:

•	in each such case referred to in the three bullet points of the previous paragraph, the Vintage board of directors determines in good faith after consultation with outside legal counsel that such action is likely to be required in order for its directors to comply with their fiduciary duties under applicable law; and

•	in the case referred to in the last two bullet points of the previous paragraph, the Vintage board of directors determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, that such acquisition proposal, if accepted, is reasonably likely to be consummated and would, if consummated, result in a transaction more favorable to Vintage’s stockholders, from a financial point of view than the merger (any such more favorable acquisition proposal is referred to in this document as a superior proposal).

The merger agreement provides that Vintage must notify Occidental immediately if any inquiries, proposals or offers with respect to any acquisition proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposal or offer and thereafter shall keep Occidental informed, on a current basis, of the status and terms of any such proposal or offer and the status of any such discussions or negotiations.

Conditions to Consummation of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

•	adoption of the merger agreement by Vintage stockholders entitled to vote on the matter in accordance with applicable law and Vintage’s certificate of incorporation and by-laws;

•	authorization for listing on the NYSE of the shares of Occidental common stock that are to be issued to Vintage stockholders upon completion of the merger;

•	expiration or earlier termination of the waiting period applicable to the consummation of the merger under the HSR Act;

•	making of all domestic and foreign notices, reports, applications and other filings required to be made in connection with the execution of the merger agreement, the consummation of the merger and the other transactions contemplated thereby;

•	obtaining of all domestic and foreign consents, registrations, approvals, permits, clearances and authorizations required to be obtained from any governmental entity in connection with the execution of the merger agreement, the consummation of the merger and the other transactions contemplated thereby;

•	absence of any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order issued or enacted by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement;

•	declaration of effectiveness of the registration statement, of which this proxy statement-prospectus forms a part, by the SEC under the Securities Act, and no issuance of a stop order suspending the effectiveness of the registration statement and no initiation or threat of initiation of proceedings for that purpose by the SEC; and

•	receipt by Occidental of all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated by the merger agreement.

Occidental and Merger Sub’s obligations to effect the merger are subject to satisfaction, or waiver, of the following conditions:

•	the representations and warranties made by Vintage in the merger agreement that include a material adverse effect qualification are true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date; and the representations and warranties made by Vintage in the merger agreement that do not include a material adverse effect qualification are true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date and shall, individually or in the aggregate, not have had, or reasonably be expected to have, a material adverse effect;

•	Vintage has performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	Vintage has obtained the consents or approvals required to be obtained pursuant to agreements with third parties, except those for which the failure to obtain such consent, individually or in the aggregate, is not reasonably likely to have a material adverse effect on Vintage and is not reasonably likely to prevent or materially burden the ability of Vintage to consummate the transactions contemplated by the merger agreement;

•	Occidental has received an opinion of its tax counsel, McKee Nelson LLP, to the effect that the merger will be treated as a reorganization, within the meaning of Section 368(a) of the Code, and that each of Vintage and Occidental will be a party to that reorganization within the meaning of Section 368(b) of the Code;

•	the aggregate amount of shares held by dissenting stockholders is less than 10% of the total outstanding shares of Vintage common stock at the effective time of the merger;

•	Occidental has received letters from each Vintage affiliate, as contemplated in the merger agreement; and

•	Occidental has received a comfort letter from Ernst & Young LLP, in form and substance reasonably satisfactory to Occidental.

Vintage’s obligations to effect the merger are subject to satisfaction, or waiver, of the following conditions:

•	the representations and warranties made by Occidental in the merger agreement that include a material adverse effect qualification are true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date; the representations and warranties made by Occidental in the merger agreement that do not include a material adverse effect qualification are true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date and shall, individually or in the aggregate, not have had, or reasonably be expected to have, a material adverse effect;

•	Occidental has performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	Vintage has received an opinion of its tax counsel, Conner & Winters, LLP, to the effect that the merger will be treated as a reorganization, within the meaning of Section 368(a) of the Code, and that each of Occidental and Vintage will be a party to that reorganization within the meaning of Section 368(b) of the Code; and

•	Vintage has received a comfort letter from KPMG LLP, in form and substance reasonably satisfactory to Vintage.

Termination of the Merger Agreement

The parties may terminate the merger agreement and abandon the merger at any time prior to the effective time, whether before or after approval by the stockholders of Vintage:

•	by mutual written consent of Occidental and Vintage;

•	by either party if:

•	the merger is not completed on or before March 1, 2006, unless the failure of the closing to occur by this date arises out of or results from the material breach of the obligations of the party seeking to terminate the merger agreement;

•	the Vintage stockholders’ meeting is not held by March 1, 2006 or the Vintage stockholders fail to adopt the plan of merger, except that Vintage may not terminate if the failure to obtain Vintage stockholder approval was caused by Vintage’s action or failure to act and such action or failure to act constitutes a material breach of the merger agreement; or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable, whether before or after the approval by the Vintage stockholders.

•	by Vintage if:

•	there has been a breach of any representation, warranty, covenant or agreement made by Occidental or Merger Sub in the merger agreement, or any such representation or warranty becomes untrue after the execution of the merger agreement, such that closing conditions to Vintage’s obligation to effect the merger would not be satisfied and such breach or failure to be true and correct is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Vintage to Occidental.

•	by Occidental if:

•	the board of directors of Vintage has withdrawn or adversely modified or changed its recommendation of the plan of merger or failed to reconfirm its recommendation of the plan of merger within five business days after a written request by Occidental to do so;

•	there has been a breach of any representation, warranty, covenant or agreement made by Vintage in the merger agreement, or any such representation or warranty becomes untrue after the execution of the merger agreement, such that closing conditions to Occidental’s obligation to effect the merger would not be satisfied and such breach or failure to be true and correct is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Occidental to Vintage; or

•	Vintage has breached its obligations under the merger agreement relating to acquisition proposals.

Effect of Termination

If the merger agreement is terminated and the merger is abandoned as described above, the merger agreement will be void and of no effect (except for certain provisions which survive termination as set forth in the merger agreement), with no liability on the part of any party to the merger agreement, other than for damages resulting from willful breach of any covenant in the merger agreement.

Termination Fee

Under certain conditions, Vintage may owe to Occidental a termination fee in the amount of $75,000,000 if the merger agreement is terminated. The merger agreement requires Vintage to pay the termination fee to Occidental if Occidental terminates the merger agreement because the board of directors of Vintage has withdrawn or adversely modified or changed its recommendation of the plan of merger or failed to reconfirm its recommendation of the plan of merger within five business days after a written request by Occidental to do so or Vintage has breached its obligations under the merger agreement relating to acquisition proposals other than a failure to obtain the consent of the Vintage stockholders.

Amendment of the Merger Agreement and Waiver

At any time prior to the effective time of the merger, and subject to applicable provisions of law, the parties to the merger agreement may modify or amend the merger agreement in writing, by action of the Boards of Directors of the respective parties. The conditions to each of the parties’ obligations to consummate the merger may be waived by such party in whole or in part to the extent permitted by applicable laws.

INFORMATION ABOUT OCCIDENTAL PETROLEUM CORPORATION

Occidental is one of the world’s largest oil and natural gas exploration and production companies and a leading North American chemical manufacturer. Through its oil and gas and chemical segments, the company engages in worldwide exploration, development and marketing of crude oil and natural gas; and the manufacture and marketing of a variety of basic chemicals, polymers and plastics.

Occidental’s domestic oil and gas operations are located in Elk Hills and other smaller locations in California, the Hugoton field in Kansas and Oklahoma, the Permian Basin in West Texas and New Mexico, and the Gulf of Mexico. International operations are located in Colombia, Ecuador, Libya, Oman, Pakistan, Qatar, Russia, the United Arab Emirates and Yemen. Occidental also has exploration interests in several other countries.

As of December 31, 2004, Occidental had proved reserves of 2,489 million barrels of oil equivalent (BOE). Additionally, as of December 31, 2004 Occidental owned investments in other interests which had proved reserves of 43 million BOE. As of December 31, 2004, proved developed reserves represent approximately 78% of Occidental’s total proved reserves. As of December 31, 2004, domestic operations accounted for 73% of total proved reserves, followed by the Middle East with 18%, Latin America with 6%, and 3% for other operations.

Occidental employed 7,906 people at September 30, 2005, 6,304 of whom were located in the United States. Occidental’s corporate headquarters is located at 10889 Wilshire Boulevard, Los Angeles, California 90024, and its telephone number is (310) 208-8800.

Additional information concerning Occidental and its subsidiaries is included in the Occidental documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 83.

INFORMATION ABOUT VINTAGE PETROLEUM, INC.

Vintage is an independent energy company with operations primarily in the exploration and production and gas marketing segments of the oil and gas industry. At September 30, 2005, Vintage owned and operated oil and gas producing properties in nine states in the United States, with proved reserves located primarily in four core areas: West Coast, Gulf Coast, East Texas and Mid-Continent. Additionally, Vintage has international core areas located in Argentina, Yemen and Bolivia. In 2003, Vintage sold its operations in Ecuador, where it operated three blocks in the Oriente Basin, and in 2004 it sold its Canadian operations.

As of December 31, 2004, Vintage owned interests in 2,810 gross productive wells in the U.S., on 92% of which it acted as the operator; 1,623 gross productive wells in Argentina on 85% of which it acted as the operator; 15 gross productive wells in Bolivia and 10 gross productive wells in Yemen, on all of which it acted as the operator. As of December 31, 2004, Vintage’s properties had proved reserves of 437.2 million barrels of oil equivalent, with a present value of estimated future net revenues before income taxes (utilizing a 10% discount rate) of $3.7 billion and a standardized measure of discounted future net cash flows of $2.5 billion.

As of September 30, 2005, Vintage employed approximately 700 full-time employees. Its principal office is located at 110 West Seventh Street, Tulsa, Oklahoma 74119-1029 and its telephone number is (918) 592-0101.

Additional information concerning Vintage and its subsidiaries is included in the Vintage documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 83.

INTERESTS OF VINTAGE DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Vintage board of directors with respect to the plan of merger, Vintage stockholders should be aware that certain Vintage directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Vintage stockholders generally. Vintage’s board of directors was aware of these interests and took them into account at the time they approved the merger and recommended that Vintage’s stockholders vote in favor of adopting the plan of merger.

Discretionary Performance Bonus Program

In 1999, Vintage’s board of directors established a discretionary performance bonus program, the purpose of which is to enhance stockholder value by providing eligible U.S. employees, including executive officers, with an added incentive to achieve specific annual targets and goals. During 2005, Vintage’s executive officers and all other eligible U.S. employees are eligible for cash incentive awards under this program. In light of the merger and Vintage’s performance through September 30, 2005, and projected performance for the fourth quarter of 2005, Vintage granted bonuses for 2005 under the discretionary performance bonus program to eligible U.S. employees, including executive officers, of Vintage. The bonuses are payable to those eligible employees who remain with Vintage until the earlier of the closing of the merger or February 28, 2006. The amounts of the discretionary bonuses to be paid to the “named executive officers” of Vintage who (a) appeared in Vintage’s proxy statement for its 2005 annual meeting of stockholders, except for William E. Dozier who is no longer employed by Vintage, or (b) are expected to appear in Vintage’s proxy statement for its 2006 annual meeting of stockholders, if any, are $461,250 for Charles C. Stephenson, Jr., $227,448 for William C. Barnes, $220,273 for William L. Abernathy, $121,275 for Larry W. Sheppard and $117,150 for J. Chris Jacobsen.

Performance-Based Cash Bonus Plan for Chief Executive Officer

Vintage has established a performance-based cash bonus program for Mr. Stephenson. The purpose of the program is to provide Mr. Stephenson with added incentive to enhance stockholder value by achieving certain specific performance goals.

The program establishes a base cash bonus amount of $1.2 million, or the base amount. Under the program, Mr. Stephenson has the ability to earn a cash bonus in the amount of 0% to 200% of the base amount (or $0 to $2.4 million), based upon Vintage’s “total stockholder return” as compared to the “total stockholder return” of each company in a peer group of companies selected by the compensation committee of the board of directors of Vintage during a performance period commencing on January 1, 2004, and ending on December 31, 2006. The amount of the cash bonus earned, if any, will depend on Vintage’s “rank” among the peer group of companies.

The program, as amended, provides that in the event the merger occurs, Mr. Stephenson will be paid 200% of the base amount or $2.4 million. This amount is payable at the closing of the merger.

Completion Bonuses

In connection with the merger, Vintage established a completion bonus program for its Tulsa office employees, including certain executive officers, and expatriate employees who remain with Vintage through the closing of the merger. The completion bonus is payable at closing of the merger, and, if the merger does not occur, no completion bonuses will be paid. Completion bonuses will be paid according to a formula equal to the sum of (i) four months of base pay plus (ii) four weeks of base pay per year of service with Vintage. Messrs. Stephenson, Barnes and Abernathy are not eligible to receive completion bonuses. The estimated completion bonus amounts are $281,000 for Mr. Sheppard and $123,000 for Mr. Jacobsen.

Performance-Based Restricted Stock Rights

From time to time prior to October 1, 2005, executive officers of Vintage have been granted performance-based restricted stock rights under Vintage’s 1990 stock plan, as amended. Under these rights, the executive officer has the ability to earn a number of shares of Vintage common stock in the amount of 0% to 200% of a base number of shares, or base number, based upon Vintage’s total stockholder return as compared to the total stockholder return of each company in a peer group of companies selected by the compensation committee of the board of directors of Vintage during a three-year performance period. In the event the merger occurs, the executive officers will receive 200% of the base number for those awards granted, or in the case of the named executive officers 112,000 shares for Mr. Stephenson, 93,000 shares for Mr. Barnes, 93,000 shares for Mr. Abernathy, 40,000 shares for Mr. Sheppard and 42,000 shares for Mr. Jacobsen. These awards are included in the second table below under “Acceleration of Stock Options and Stock Awards.”

On October 13, 2005, certain executive officers of Vintage were granted additional performance-based restricted stock rights under Vintage’s 1990 stock plan, as amended, under terms similar to those performance-based restricted stock rights described in the preceding paragraph. Messrs. Stephenson, Barnes and Abernathy did not receive any of these awards. Awards were granted for a base number of 75,000 shares, in the aggregate. In the event the merger occurs, the executive officers receiving these awards will receive 100% of the base number for these awards, or in the case of the named executive officers receiving these awards 10,000 shares for Mr. Sheppard and 15,000 shares for Mr. Jacobsen. These awards are included in the second table below under “Acceleration of Stock Options and Stock Awards.”

Acceleration of Stock Options and Stock Awards

In connection with the merger, all of Vintage’s outstanding options granted to employees, executive officers and directors, whether vested or unvested, will be cancelled and will entitle the holder to a cash payment. The following table sets forth, as of December 16, 2005, the number of shares of Vintage common stock subject to vested and unvested options held by Vintage’s named executive officers and directors and the estimated value of those stock options based on the closing price of Occidental common stock of $80.85 per share on December 16, 2005.

	Number of Vintage Shares of Common Stock Underlying Unexercised Options at December 16, 2005		Value of Unexercised Options at December 16, 2005
	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles C. Stephenson, Jr.	0	0	$0	$0
William C. Barnes	165,000	0	7,129,155	0
William L. Abernathy	120,000	0	5,021,715	0
Larry W. Sheppard	0	0	0	0
J. Chris Jacobsen	0	0	0	0
Rex D. Adams	6,000	5,000	262,512	219,735
Bryan H. Lawrence	42,000	0	1,704,080	0
Joseph D. Mahaffey	16,000	0	685,382	0
Gerald J. Maier	11,000	0	477,897	0
John T. McNabb, II	16,000	0	587,018	0

In addition, all of Vintage’s unvested restricted stock awards and restricted stock rights awards, including performance-based awards, granted to employees, executive officers and directors, will be cancelled and will entitle the holder to receive a cash payment. The following table sets forth, as of December 16, 2005, the awards held by Vintage’s named executive officers and directors and the estimated value of those awards based on the closing price of Occidental common stock of $80.85 per share on December 16, 2005.

	Unvested Restricted Stock Awards	Value at December 16, 2005	Unvested Restricted Stock Rights Awards	Value at December 16, 2005
Charles C. Stephenson, Jr.	0	$0	112,000	$6,043,184
William C. Barnes	16,100	868,707	93,000	5,018,001
William L. Abernathy	15,400	830,938	93,000	5,018,001
Larry W. Sheppard	12,984	700,578	50,000	2,697,850
J. Chris Jacobsen	3,334	179,893	57,000	3,075,549
Rex D. Adams	3,678	198,454	2,471	133,328
Bryan H. Lawrence	3,678	198,454	4,283	231,098
Joseph D. Mahaffey	3,678	198,454	2,471	133,328
Gerald J. Maier	3,678	198,454	4,283	231,098
John T. McNabb, II	3,678	198,454	4,283	231,098

For a more complete description of the treatment of Vintage stock options and stock awards in the merger, see “The Merger—Merger Consideration—Stock Options and Other Stock Awards.”

Gross-Up Payments for Internal Revenue Code Section 4999 Excise Taxes

Vintage has agreed to make payments to save each of its Tulsa-based employees, including any executive officer, harmless from the effect of any excise tax imposed by Section 4999 of the Internal Revenue Code on any excess parachute payment made to such employee in connection with the merger. In general, Section 4999 imposes an excise tax on the recipient of any excess parachute payment equal to 20% of that payment. A parachute payment is any payment in the nature of compensation to a disqualified individual (as defined under Section 280G of the Internal Revenue Code) if such payment is (a) contingent on a change in control and (b) the aggregate present value of the payments in the nature of compensation to such individual which are contingent on such change equals or exceeds an amount equal to three times the “base amount” (average annual compensation over the previous five-year period of employment). The term “contingent on a change in control” means not only that a payment would not have been made but for the change in control (a condition precedent), it also means a payment for which the timing of such payment is accelerated as a result of the change in control. Based on the closing price of Occidental common stock of $80.85 per share on December 16, 2005 and assuming that the merger occurs in January 2006, the amounts of the gross-up payments to the named executive officers would be approximately $4,473,000 for Mr. Stephenson, $1,872,000 for Mr. Barnes, $1,963,000 for Mr. Abernathy, $1,099,000 for Mr. Sheppard and $1,589,000 for Mr. Jacobsen.

Director and Officer Indemnification and Insurance

Following the effective time of the merger, Occidental is obligated to indemnify present and former directors and officers of Vintage in connection with any claim arising out of matters existing or occurring at or prior to the effective time of the merger to the fullest extent that Vintage is currently permitted to indemnify its directors and officers. In addition, Merger Sub is obligated for six years from the effective time, to maintain directors’ and officers’ liability insurance covering present and former directors and officers of Vintage on terms and conditions comparable to those provided by Vintage; provided, however, that Merger Sub is not required to spend on an annual basis more than two times the current amount of the annual premium paid by Vintage to procure such insurance coverage.

Beneficial Ownership of Vintage Common Stock

The following table sets forth certain information regarding the beneficial ownership of Vintage common stock as of December 16, 2005, by (1) each director and named executive officer individually, and (2) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Owner or Identity of Group	Shares Beneficially Owned(1)	Percentage of Class(1)
Charles C. Stephenson, Jr.	10,459,167	15.6%
William C. Barnes	881,939	1.3
William L. Abernathy	346,747	*
Larry W. Sheppard	87,952	*
Bryan H. Lawrence	90,578	*
Joseph D. Mahaffey	28,678	*
John T. McNabb, II	23,422	*
J. Chris Jacobsen	22,513	*
Gerald J. Maier	14,678	*
Rex D. Adams	9,678	*
All executive officers and directors as a group (17 persons)	12,481,205	18.4

*	Represents less than 1% of the outstanding Vintage common stock.
(1)	Shares beneficially owned include restricted stock held by the executive officers and directors of Vintage over which they have voting power but not investment power. Shares of common stock which were not outstanding but which could be acquired by a person upon exercise of an option within sixty days of December 16, 2005, are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

DESCRIPTION OF OCCIDENTAL CAPITAL STOCK

The following description of material terms of the capital stock of Occidental does not purport to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and bylaws of Occidental, which documents are incorporated by reference as exhibits to the registration statement of which this document is a part, and to the applicable provisions of the Delaware General Corporation Law.

Authorized Capital Stock

The total number of authorized shares of capital stock of Occidental is 550,000,000, consisting of 500,000,000 shares of common stock, par value $0.20 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of November 30, 2005, 402,164,256 shares of Occidental common stock were outstanding and zero shares of Occidental preferred stock were outstanding.

Common Stock. The holders of common stock of Occidental are entitled to one vote per share for the election of directors and for other purposes, subject to voting rights which may in the future be granted to subsequently created series of preferred stock. Shares of Occidental common stock do not have cumulative voting rights. Holders of Occidental common stock are entitled to receive dividends when and if declared by the Occidental board out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of any series of preferred stock hereafter authorized, to receive pro rata the net assets of Occidental. Holders of Occidental common stock have no preemptive or conversion rights.

Preferred Stock. The certificate of incorporation of Occidental authorizes the issuance of 50,000,000 shares of preferred stock with $1.00 par value per share. There are no shares of Occidental preferred stock outstanding. Occidental’s certificate of incorporation authorizes the Occidental board to provide, without further stockholder action, for the issuance of one or more series of preferred stock. The Occidental board has the power to fix various terms with respect to each series, including voting powers, designations, preferences and relative, participating, optional and or other special rights, qualifications, limitations, restrictions and redemption, conversion or exchangeability provisions.

Stockholder Rights Plan. Occidental had a stockholder rights plan adopted in 1986 that expired on October 16, 1996. To date, no replacement plan has been adopted. The company, however, adopted a policy that in the event that the board determines to adopt a stockholder rights plan without prior stockholder approval, then in such event the terms of such plan shall provide that it will automatically terminate on the first anniversary of the adoption unless, prior to such anniversary, the plan shall have been adopted by the company’s stockholders.

Registrar and Transfer Agent

Occidental’s registrar and transfer agent is Mellon Investor Services LLC.

Stock Exchange Listing; Delisting and Deregistration of Vintage Common Stock

It is a condition to the merger agreement that the shares of Occidental common stock issuable in the merger be approved for listing on the NYSE at or prior to the closing. If the merger is completed, Vintage common stock will cease to be listed on the NYSE and will be deregistered from the Securities Exchange Act of 1934.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the merger, the holders of Vintage common stock will become holders of Occidental common stock. The rights of the stockholders of Occidental will be governed by applicable Delaware law, including the Delaware General Corporation Law, or DGCL, and by Occidental’s certificate of incorporation and by-laws.

The following is a summary of the material differences between the rights of Occidental stockholders and Vintage stockholders. Because both Occidental and Vintage are organized under the laws of the State of Delaware, these differences arise principally from differences between the Occidental certificate of incorporation and the Vintage certificate of incorporation, and differences between Occidental’s by-laws and Vintage’s by-laws.

The following summaries do not purport to provide a complete description of the specific rights of Occidental stockholders under Occidental’s certificate of incorporation and by-laws as compared with the rights of Vintage stockholders under Vintage’s certificate of incorporation and by-laws. The identification of specific differences in the rights of these holders as material is not intended to indicate that other equally important or more significant differences do not exist. These summaries are qualified in their entirety by reference to the governing corporate instruments of Occidental and Vintage, copies of which are on file with the SEC, and to which stockholders are referred.

Authorized Capital Stock

The total number of authorized shares of capital stock of Occidental is 550,000,000, consisting of 500,000,000 shares of common stock, par value $0.20 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of November 30, 2005, 402,164,256 shares of Occidental common stock were outstanding and zero shares of Occidental preferred stock were outstanding.

The total number of authorized shares of capital stock of Vintage is 165,000,000, consisting of 160,000,000 shares of common stock, par value $0.005 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of November 30, 2005, 67,214,748 shares of Vintage common stock were outstanding and zero shares of Vintage preferred stock were outstanding.

Directors

The board of directors of Occidental has 12 members. The Occidental by-laws provide that the Occidental board of directors will consist of one or more directors, the number of which shall be 11 until changed by resolution of the board of directors. The Vintage board of directors has eight members. The Vintage by-laws provide that the Vintage board of directors will consist of a number of directors, not less than three nor greater than 15, to be fixed from time to time exclusively by resolutions of the Vintage board of directors.

Delaware law permits, but does not require, a classified board of directors with staggered terms under which one-half to one-third of the directors are elected for terms of two or three years, respectively. The Vintage board is divided into three separate classes, consisting, as nearly as possible, of equal numbers of directors, with one class being elected annually. Members of the Vintage board of directors are elected to serve three year terms. All of the members of the Occidental board of directors are elected annually for a one year term.

Removal of Directors

Pursuant to the default provisions of the DGCL, members of the Occidental board of directors may be removed with or without cause by a majority of the shares entitled to vote.

Under the Vintage by-laws, any director or the entire board of directors, may be removed from office at any time by the affirmative vote of a majority of the outstanding shares of stock of the corporation entitled to vote on that matter, but only for cause.

Filling Vacancies on the Board of Directors

The Occidental by-laws provide that vacancies on the Occidental board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a newly created directorship resulting from an increase in the number of directors or any other vacancy shall hold office for a term that shall expire at the next annual meeting of stockholders. Furthermore, under the Occidental certificate of incorporation if holders of any class or classes of preferred stock or series thereof are entitled to elect one or more directors at an annual or special meeting of stockholders, the election, the term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of designation applicable thereto, and such directors will be in addition to the number of directors provided for in the by-laws of Occidental.

Under the Vintage by-laws, any vacancy in the board of directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled solely by a majority of the remaining directors then in office, even if less than a quorum of the board of directors, or by the sole remaining director. The Vintage by-laws also provide that any director elected to fill vacancies or newly created directorships shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred.

Indemnification and Limitation of Liability

Occidental’s and Vintage’s certificates of incorporation provide for protection of directors from certain liabilities in accordance with Delaware law. Each of the companies’ by-laws further provide for indemnification of directors on terms substantially similar to the Delaware statute.

Delaware law permits corporations to adopt a provision in their certificate of incorporation eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty of care. A Delaware corporation may indemnify any person who is a party in any civil, criminal, administrative or investigative, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as such for another entity, against judgments, fines, amounts paid in settlement and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding.

With respect to actions by or in the right of the corporation, Delaware law authorizes indemnification of such person against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit. To be eligible for indemnification, a person must have acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Court approval is required as a prerequisite to indemnification of expenses for any claim as to which a person has been adjudged liable to the corporation.

Delaware law requires indemnification against expenses actually and reasonably incurred by any director, officer, employee or agent in connection with a proceeding against such person for actions in such capacity to the extent that the person has been successful on the merits or otherwise. Advancement of expenses prior to a determination on the merits is permitted, but not required. Any director or officer must undertake to repay such expenses if it is ultimately determined that he or she is not entitled to indemnification. The disinterested members of the board of directors (or a committee of such directors or independent legal counsel or the stockholders) must determine, in each instance where indemnification is not required by Delaware law, that such director, officer, employee or agent is entitled to indemnification. Delaware law provides that the indemnification provided by statute is not exclusive.

The Occidental certificate of incorporation provides that the directors of Occidental are not personally liable to Occidental or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except that a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to Occidental or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Occidental by-laws provide that the company must indemnify directors and officers to the fullest extent permit by law. Moreover, any indemnification and advancement of expenses will continue as to a person who is no longer a director or officer and will inure to the benefit of the heirs, executors, and administrators of such person. The Occidental by-laws further provide for indemnification of directors on terms substantially similar to the Delaware statute.

The Vintage certificate of incorporation provides that, to the full extent permitted by Delaware law, a director of Vintage shall not be personally liable to Vintage or its stockholders for monetary damages for breach of fiduciary duty as a director. The Vintage by-laws further provide for indemnification of directors on terms substantially similar to the Delaware statute.

Special Meetings of Stockholders

The Occidental by-laws provide that a special meeting of stockholders for any proper purpose or purposes may be called at any time by the board of directors or the chairman of the board. Special meetings of the stockholders may not be called by any other person or persons.

The Vintage by-laws provide that special meetings of stockholders may be called at any time only by the president, chairman of the board, or a majority of the board of directors, for any purpose or purposes.

Both companies require that written notice of a special meeting stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 60 days before the date of the meeting.

Quorum

Pursuant to both the Occidental by-laws and the Vintage by-laws, a quorum for the transaction of business at any meeting of the board of directors consists of a majority of the entire board of directors. The Occidental by-laws further provide that a board meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors if any action taken is approved by at least a majority of the required quorum for that meeting.

Under both the Occidental and Vintage by-laws, a quorum for the transaction of business at any stockholder meeting consists of the holders of a majority of the shares of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy.

Voting by Stockholders

Under the Occidental by-laws, unless otherwise required by law, the Occidental certificate of incorporation or the Occidental by-laws, action by Occidental stockholders is taken by the affirmative vote of a majority of the shares present in person or by proxy at the meeting for the purposes of determining the presence of a quorum at such meeting. Each stockholder represented at a meeting of stockholders is entitled to cast one vote for each share of the common stock held by such stockholder.

Pursuant to the Vintage by-laws, action by Vintage stockholders is taken by the vote of the holders of a majority of the stock represented and entitled to vote at a stockholders meeting, subject to applicable law, the

Vintage certificate of incorporation or the Vintage by-laws. Each share of Vintage common stock entitles the holder thereof to one vote on all matters brought before the stockholders of Vintage for a vote.

Provided, however, that a different stockholder vote is required to approve a business combination with an interested stockholder as described in more detail under “—Business Combinations.”

Stockholder Action Without a Meeting

Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action on which they are required or permitted to vote without a meeting if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be required to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Occidental certificate of incorporation and the Vintage certificate of incorporation provide that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing of such stockholders.

Amendment of By-laws

Under Delaware law, an amendment to a corporation’s by-laws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the by-laws upon the board of directors. Delaware law requires that stockholders always have the power to make, alter or repeal by-laws, even when the directors are also delegated such power.

The Occidental certificate of incorporation expressly authorizes the Occidental board of directors to adopt, amend or repeal the by-laws of the corporation, without any action on the part of the stockholders. However, pursuant to Delaware law, no such adoption, amendment or repeal is valid with respect to by-law provisions that have been adopted, amended, or repealed by the stockholders. Further, by-laws adopted or amended by the board and any powers thereby conferred may be amended, altered, or repealed by the stockholders.

The Vintage certificate of incorporation provides that the Vintage board of directors has the power to adopt, alter or repeal the by-laws. The by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors at any regular or special meeting of the stockholders or of the board of directors, if notice of such alteration, amendment, repeal or adoption of new by-laws is contained in the notice of such special meeting.

Amendment of Certificate

Under Delaware law, an amendment to the certificate of incorporation requires the approval of the corporation’s board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote. In addition, amendments that make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have such voting rights.

Both the Occidental and Vintage certificates of incorporation may be amended, altered, changed or repealed in accordance with Delaware law.

However, certain provisions of Vintage’s certificate of incorporation relating to size of the board of directors, classified board of directors, nomination of directors, removal of directors, filling of vacancies on the board of directors and business combinations with interested stockholders require the affirmative vote of the holders of at least 75% of the voting power of all of the outstanding shares of Vintage entitled to vote on such matter, to repeal, amend, or adopt any provision inconsistent with, these provisions.

Rights Plan

Occidental adopted a policy that in the event that the board determines to adopt a stockholder rights plan without prior stockholder approval, then in such event the terms of such plan shall provide that it will automatically terminate on the first anniversary of the adoption unless, prior to such anniversary, the plan shall have been approved by the company’s stockholders. Occidental does not currently have a stockholder rights plan.

In March 1999, Vintage adopted a stockholder rights plan and entered into a rights agreement with ChaseMellon Shareholder Services, L.L.C. as rights agent. Under the Vintage rights agreement, one right attaches to each outstanding share of Vintage common stock. Each right, when exercisable, entitles its registered holder to purchase from Vintage one one-thousandth of a share of junior participating preferred stock at an exercise price of $60.00 per one one-thousandth of a preferred share, subject to adjustment. The rights become exercisable only if a person or entity, or the affiliates, associates, or successors thereof, acquires 10% or more of the shares of Vintage common stock or announces a tender offer for 10% or more of the shares of Vintage common stock, subject to certain exceptions specified in the Vintage rights agreement. The rights granted under the Vintage rights agreements have anti-takeover effects, causing substantial dilution to a person or group that attempts to acquire, or merge with, Vintage without conditioning the offer on the rights being rendered inapplicable.

The rights agreement has been amended to exclude the acquisition of shares of Vintage common stock by Occidental, or any of its associates or affiliates, as triggering events under the plan. Neither the execution of the merger agreement nor the consummation of the transactions contemplated thereby will result in these rights being exercised, distributed or triggered.

Business Combinations

Under the Delaware business combination statute, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The Delaware business combination statute does not apply to a corporation if the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute.

Occidental has not adopted any provision in its certificate of incorporation or its by-laws opting out of the Delaware business combination statute or otherwise discussing business combinations with interested stockholders.

The Vintage certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Vintage entitled to vote, not beneficially owned by any interested stockholder and voting together as a single class, for business combinations with interested stockholders.

This two-thirds vote is not required, however, if: (1) the business combination has been approved by a majority of the members of the Vintage board of directors who are not affiliates or representatives of the interested stockholder and were members of the board of directors prior to the time such interested stockholder became an interested stockholder, or (2) certain price and procedure requirements, enumerated in the Vintage certificate of incorporation, have been met.

The Delaware business combination statute and the provisions of Vintage’s certificate of incorporation relating to business combinations are not applicable to the business combination of Occidental and Vintage because the Vintage board of directors has approved this transaction.

APPRAISAL RIGHTS

Both Occidental and Vintage are organized under Delaware law. Under Delaware law, a holder of outstanding shares of Vintage’s common stock who does not vote those shares in favor of the adoption of the merger agreement will be entitled to dissent and receive the appraisal of his or her common stock if the merger is completed. No stockholders of Occidental will be entitled to appraisal rights in connection with the merger.

The following discussion is not a complete statement of the law pertaining to dissenters’ appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which we have attached to this document as Appendix D and incorporate by reference. Any holder of Vintage common stock who wishes to exercise appraisal rights or preserve the right to do so should review Section 262 carefully and seek the advice of legal counsel, since the failure to fully comply with the procedures of that Section will result in the loss of appraisal rights.

Under Section 262, not less than 20 days before Vintage’s special meeting, Vintage must notify each of the record holders of common stock as of November 30, 2005 that appraisal rights are available and include in the notice a copy of Section 262. Vintage intends that this document constitute this notice.

Any holder of Vintage common stock wishing to exercise appraisal rights must deliver to Vintage, prior to the vote to adopt the merger agreement at the Vintage special meeting, a written demand for appraisal of his or her shares of Vintage common stock. A proxy or vote against or abstention from the adoption of the merger agreement will not constitute a demand. In addition, a holder of shares of Vintage common stock wishing to exercise appraisal rights must be the record holder of those shares on the date he or she makes written demand for appraisal, must continue to hold those shares until the completion of the merger and must not vote any of those shares in favor of the approval and adoption of the merger agreement.

Only a holder of record of shares of Vintage common stock will be entitled to assert appraisal rights for the shares of common stock registered in his or her name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on his or her stock certificates. If shares of Vintage common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If shares of Vintage common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners.

Stockholders who hold their shares of Vintage common stock in “street name” or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for making a demand for appraisal.

All written demands for appraisal should be sent or delivered to Vintage Petroleum, Inc., 110 West Seventh Street, Tulsa, Oklahoma 74119, Attention: William C. Barnes, Secretary.

Within 120 days after completion of the merger, the Merger Sub or any holder of Vintage common stock entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the shares of Vintage common stock held by persons asserting appraisal rights. Merger Sub is under no obligation, and Vintage and Merger Sub have no present intentions to file a petition with respect to the appraisal of the fair value of the shares of Vintage common stock. Accordingly, it is the obligation of the dissenting common stockholders to initiate all necessary action to perfect their dissenters’ appraisal rights within the time prescribed in Section 262.

Within 120 days after the completion of the merger, any Vintage common stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the

Merger Sub a statement setting forth the aggregate number of shares of Vintage common stock with respect to which demands for appraisal have been received and the number of holders of those shares. The Merger Sub must mail this statement to the holders of Vintage common stock within 10 days after receiving a written request for this statement or within 10 days after the expiration of the 20-day period for delivery of demands for appraisal by holders of the Vintage common stock, outlined above, whichever is later.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of Vintage common stock entitled to appraisal rights and will appraise the “fair value” of their shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the “fair value.” Stockholders considering seeking appraisal should be aware that the “fair value” of their shares of common stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive under the merger agreement if they did not seek appraisal. The Delaware court may determine the costs of the appraisal proceedings and tax the parties as the court deems equitable. The court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Vintage common stock entitled to appraisal.

Any holder of shares of Vintage common stock who has duly demanded an appraisal in compliance with Section 262 will not, after completion of the merger, be entitled to vote his or her shares of Vintage common stock for any purpose or be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Vintage common stock as of a date on or before the date of the completion of the merger.

Any holder of Vintage common stock may withdraw his or her demand for appraisal and accept the merger consideration by delivering to the Merger Sub a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than 60 days after the effectiveness of the merger will require written approval of the Merger Sub and no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If the Merger Sub does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights, in which event such stockholder will be entitled to receive the consideration with respect to his or her dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262, if you are considering exercising your appraisal rights under the Delaware General Corporation Law, you should consult your own legal advisor.

VALIDITY OF COMMON STOCK

The validity of the shares of Occidental common stock to be issued in connection with the merger will be passed upon for Occidental by Sullivan & Cromwell LLP, Los Angeles, California. McKee Nelson LLP and Conner & Winters, LLP, tax counsel to Occidental and Vintage, respectively, will each deliver an opinion concerning the U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of Vintage appearing in Vintage’s Annual Report on Form 10-K for the year ended December 31, 2004, and Vintage’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and are incorporated in this document by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The estimated reserve evaluations and related calculations for Vintage of Netherland, Sewell & Associates, Inc. for the United States, Argentina, Yemen, Ecuador and Trinidad, DeGolyer and MacNaughton for Bolivia, and DeGolyer and MacNaughton Canada Limited for Canada, each independent petroleum engineering consultants, included in Vintage’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this document, have been included or incorporated by reference herein in reliance upon the authority of such firms as experts in petroleum engineering.

The consolidated financial statements and the related schedule of Occidental and its subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG’s report on financial statements of Occidental and its subsidiaries refers to (i) a change in the method of accounting for inventories purchased from third parties, (ii) a change in the method of accounting for asset retirement obligations, (iii) a change in the method of accounting for the consolidation of variable interest entities, (iv) a change in the method of accounting for certain financial instruments with characteristics of both liabilities and equity, and (v) a change in the method of accounting for the impairment of goodwill and other intangibles.

Ryder Scott Company, L.P., independent petroleum engineering consultants, reviewed Occidental’s oil and gas estimation process, which review information is included in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this document. Ryder Scott’s review information is included or incorporated by reference herein in reliance upon the authority of said firm in such matters.

OTHER MATTERS

No other business is expected to be transacted at the special meeting.

PROPOSALS OF STOCKHOLDERS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Vintage stockholders may present proper proposals for inclusion in Vintage’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to Vintage in a timely manner.

Vintage will hold an annual meeting in 2006 only if the merger has not already been completed. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, proposals of stockholders intended to be presented at Vintage’s 2006 Annual Meeting of Stockholders must have been received at the principal executive offices of Vintage, 110 West Seventh Street, Tulsa, Oklahoma 74119, on or before December 7, 2005, to be considered for inclusion in Vintage’s proxy statement and accompanying proxy for that meeting.

In accordance with Vintage’s By-laws, any stockholder who intends to present a proposal at Vintage’s 2006 Annual Meeting of Stockholders and has not sought inclusion of the proposal in Vintage’s proxy statement and accompanying proxy pursuant to Rule 14a-8, must provide Vintage with notice of such proposal no later than March 25, 2006, in order for such proposal to be properly brought before the meeting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Portions of this document contain or incorporate by reference forward-looking statements which involve risks and uncertainties that could significantly affect expected results of operations, liquidity, cash flows and business prospects of the combined company. These risks and uncertainties include, but are not limited to:

•	possibility that the anticipated benefits from the merger cannot be fully realized;

•	global commodity pricing fluctuations;

•	competitive pricing pressures;

•	higher than expected costs;

•	crude oil, natural gas and chemical prices;

•	potential liability for remedial actions under existing or future environmental regulations and litigation;

•	potential liability resulting from pending or future litigation;

•	general domestic and international governmental actions and political conditions;

•	potential disruption or interruption of Occidental’s production or manufacturing facilities due to accidents, catastrophic occurrences, political events, military or paramilitary actions or civil unrest;

•	potential failure to achieve expected production from existing and future oil and gas development projects;

•	supply and demand considerations for our products;

•	any general economic recession or slowdown domestically or internationally;

•	technological changes in the energy industry;

•	regulatory uncertainties; and

•	not successfully completing, or any material delay of, any development of new fields, expansion, capital expenditure, efficiency improvement project, acquisition or disposition.

Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “will,” “should,” “could” or similar expressions, which convey the uncertainty of future events or outcomes. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include those included in the “Risk Factors,” “The Merger—Occidental’s Reasons for the Merger” and “—Vintage’s Reasons for the Merger” of this document.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this document. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this document, or, in the case of documents incorporated by reference, the date of those documents, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this document, and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf, are expressly qualified by these cautionary statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

WHERE YOU CAN FIND MORE INFORMATION

Occidental and Vintage file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.

The SEC also maintains a web site that contains reports, proxy statements and other information that Occidental and Vintage file electronically with the SEC. The address of that site is http://www.sec.gov .

You may also inspect reports, proxy statements and other information about Occidental and Vintage at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Occidental filed a registration statement on Form S-4 to register with the SEC the shares of Occidental common stock to be issued to holders of Vintage common stock in the merger. This document is a part of that registration statement. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to it) in the manner described above.

The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the documents set forth below that Occidental and Vintage have previously filed with the SEC. These documents contain important information about Occidental and Vintage and their financial condition.

The following documents listed below that Occidental and Vintage have previously filed with the SEC are incorporated by reference:

Occidental SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Three months ended March 31, 2005; Three months ended June 30, 2005; Three months ended September 30, 2005
Current Reports on Form 8-K	Filed January 6, 2005, January 18, 2005, January 24, 2005 (excluding the information furnished pursuant to Item 2.02 and any exhibits thereto), February 9, 2005 (excluding the information furnished pursuant to Item 2.02 and any exhibits thereto), February 15, 2005, February 22, 2005, April 6, 2005 (excluding the information furnished pursuant to Item 7.01 and any exhibits thereto), April 22, 2005, April 25, 2005, April 26, 2005 (excluding the information furnished pursuant to Item 2.02 and any exhibits thereto), May 11, 2005, May 20, 2005, June 8, 2005, July 22,2005 (excluding the information furnished pursuant to Item 2.02 and any exhibits thereto), August 4, 2005, October 14, 2005 (excluding the information furnished pursuant to Item 7.01 and any exhibits thereto), October 17, 2005, October 18, 2005, October 31, 2005 (excluding the information furnished pursuant to Item 2.02 and any exhibits thereto).
The description of Occidental common stock set forth in Occidental’s registration statement on Form 8-B, dated June 26, 1986 (as amended by Form 8, dated December 22, 1986, Form 8, dated February 3, 1988, Form 8-B/A, dated July 12, 1993, Form 8-B/A, dated March 18, 1994, and Form 8-B/A, dated November 1, 1995).	June 26, 1986, December 22, 1986, February 3, 1988, July 12, 1993, March 18, 1994, November 1, 1995.
Vintage SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Three months ended March 31, 2005; Three months ended June 30, 2005; Three months ended September 30, 2005
Current Reports on Form 8-K	Filed March 8, 2005, March 22, 2005, May 12, 2005, October 14, 2005, October 18, 2005
The description of Vintage common stock set forth in Vintage’s registration statement on Form 8-A, dated July 18, 1990, including any amendment or report filed before or after the date of this document for the purpose of updating the description, filed by Vintage pursuant to Section 12 of the Exchange Act	July 18, 1990
The description of Vintage’s preferred share purchase rights set forth in Vintage’s registration statement on Form 8-A, dated March 22, 1999, including any amendment or report filed before or after the date of the document for the purpose of updating the description, filed by Vintage pursuant to Section 12 of the Exchange Act.	March 22, 1999

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

All documents filed by Occidental and Vintage pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date of the special meeting (other than the portions of those documents not deemed to be filed) shall also be deemed to be incorporated herein by reference.

You also may obtain copies of any document incorporated by reference in this document, without charge, by requesting it in writing or by telephone from the appropriate company at the following addresses:

Occidental Petroleum Corp.

Attn: Publications Department

10889 Wilshire Boulevard

Los Angeles, California 90024

Telephone: (310) 208-8800

Vintage Petroleum, Inc.

Attn: Investor Relations

110 West Seventh Street

Tulsa, Oklahoma 74119

Telephone: (918) 592-0101

In order to receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than January 19, 2006.

Neither Occidental nor Vintage has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, the information contained in this document or in any of the materials that are incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Among

OCCIDENTAL PETROLEUM CORPORATION,

OCCIDENTAL TRANSACTION 1, LLC

and

VINTAGE PETROLEUM, INC.

Dated as of October 13, 2005

Page
ARTICLE I

The Merger; Closing; Effective Time

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-1

ARTICLE II

Certificate of Formation and Operating Agreement of the Surviving Entity

2.1	The Certificate of Formation	A-2
2.2	The Operating Agreement	A-2

ARTICLE III

Officers and Managers of the Surviving Entity

3.1	Managers	A-2
3.2	Officers	A-2

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1	Effect on Capital Stock	A-2
4.2	Exchange of Certificates for Shares	A-3
4.3	Dissenters’ Rights	A-4
4.4	Adjustments to Prevent Dilution	A-5
4.5	Treatment of Company Options and Awards	A-5

ARTICLE V

Representations and Warranties

5.1	Representations and Warranties of the Company	A-5
5.2	Representations and Warranties of Parent and Merger Sub	A-19

ARTICLE VI

Covenants

6.1	Interim Operations	A-22
6.2	Acquisition Proposals	A-23
6.3	Information Supplied	A-24
6.4	Stockholders Meeting	A-25
6.5	Filings; Other Actions; Notification	A-25
6.6	Taxation	A-26
6.7	Access	A-26
6.8	Affiliates	A-26
6.9	Stock Exchange Listing and De-listing	A-27
6.10	Publicity	A-27
6.11	Employee Benefits—General	A-27
6.12	Expenses	A-28
6.13	Indemnification; Directors’ and Officers’ Insurance	A-28
6.14	Other Actions by the Company and Parent	A-29

i

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 13, 2005, among Vintage Petroleum, Inc., a Delaware corporation (the “Company”), Occidental Petroleum Corporation, a Delaware corporation (“Parent”), and Occidental Transaction 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”; the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Entities”).

RECITALS

WHEREAS, the respective boards of directors or board of managers, as the case may be, of each of Parent, Merger Sub and the Company have approved the merger of the Company with and into Merger Sub (the “Merger”) and approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “LLC Act”), the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Entity”).

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California, at 9:00 A.M. on the first business day (the “Closing Date”) following the day on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the LLC Act. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

CERTIFICATE OF FORMATION AND OPERATING AGREEMENT OF THE SURVIVING ENTITY

2.1 The Certificate of Formation. The certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Entity (the “Certificate of Formation”), until duly amended as provided therein or by applicable law.

2.2 The Operating Agreement. The operating agreement of Merger Sub in effect at the Effective Time shall be the operating agreement of the Surviving Entity (the “Operating Agreement”), until thereafter amended as provided therein or by applicable law.

ARTICLE III

OFFICERS AND MANAGERS OF THE SURVIVING ENTITY

3.1 Managers. The managers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the managers of the Surviving Entity until their successors have been duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the Certificate of Formation and Operating Agreement.

3.2 Officers. The officers of the Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Entity until their successors have been duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the Certificate of Formation and Operating Agreement.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the Common Stock, par value $0.005 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding at the Effective Time (other than Shares owned by Parent and Merger Sub (collectively, the “Parent Companies”) or Shares that are owned by the Company and not held on behalf of third parties or Shares (“Dissenting Shares”) that are held by stockholders (“Dissenting Stockholders”) exercising appraisal rights pursuant to Section 262 of the DGCL (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into, and become exchangeable for 0.42 of a share of Common Stock, par value $0.20 per share, of Parent (the “Parent Common Stock”) plus $20.00 in cash (the “Mixed Consideration”). At the Effective Time, all Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each certificate representing any of such Shares (other than Excluded Shares) (a “Certificate”) shall thereafter represent only the right to receive the Mixed Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any dividends or other distributions pursuant to Section 4.2(c) and any Dissenting Shares shall thereafter represent only the right to receive the payments set forth in Section 4.3.

(b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Capital Interests of Merger Sub. At the Effective Time, each capital interest of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and be one hundred percent of the capital interest of the Surviving Entity.

4.2 Exchange of Certificates for Shares

(a) Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company’s prior approval, which shall not be unreasonably withheld (the “Exchange Agent”), for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock and any cash and any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Sections 4.1 and 4.2(c) in exchange for outstanding Shares upon due surrender of the Certificates pursuant to the provisions of this Article IV (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Appropriate transmittal materials shall be provided by the Exchange Agent to holders of record of Shares as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for surrendering the Certificates to the Exchange Agent. Upon the surrender of a Certificate to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (y) a check in the amount (after giving effect to any required tax withholdings) of (A) the cash amount that such holder is entitled to receive pursuant to Section 4.1(a) plus (B) any cash in lieu of fractional shares plus (C) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Distributions with Respect to Unexchanged Shares; Voting. (i) All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of Parent Common Stock that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of Parent Common Stock have been received by the Exchange Agent.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any certificates for shares of Parent Common Stock of such stockholders and payment of any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Certificates (or affidavit(s) of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends and other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” (as determined pursuant to Section 6.8) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 6.8.

4.3 Dissenters’ Rights. No Dissenting Stockholder shall be entitled to shares of Parent Common Stock or cash in lieu of fractional shares or any dividends or other distributions pursuant to this Article IV unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted into shares of Parent Common Stock plus the cash amount that such Person is entitled to receive pursuant to Section 4.1(a). The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Mixed Consideration shall be equitably adjusted.

4.5 Treatment of Company Options and Awards. (a) Company Options. Immediately prior to the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, whether vested or unvested and whether exercisable or not exercisable, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after surrender thereof, an amount in cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time and (ii) the amount by which the sum of (x) $20.00 plus (y) the Average Closing Price times 0.42 exceeds the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment. As used in this Agreement, the “Average Closing Price” shall mean the average of the per share closing prices of Parent Common Stock as reported on the NYSE composite transactions reporting system (as reported in the New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source) for the five trading day period ending on the last trading day prior to the Closing Date.

(b) Other Stock Based Plans and Company Awards. Immediately prior to the Effective Time, each unvested restricted stock award and each restricted stock right award including performance-based restricted stock right awards (collectively, the “Company Awards”) shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after surrender thereof, an amount in cash equal to the product of (i) the number of Shares subject to such unvested Company Award (assuming, for any performance-based Company Award outstanding on or before October 1, 2005, that the percentage base number of Shares earned under each such Company Award was 200%, and assuming, for any performance-based Company Award granted after October 1, 2005, that the percentage base number of Shares earned under each such Company Award was 100%) and (ii) the sum of (x) $20.00 plus (y) the Average Closing Price times 0.42, less applicable Taxes required to be withheld with respect to such payment.

(c) Corporate Actions. At or prior to the Effective Time, the Company, its Board of Directors and its compensation committee, as applicable, shall adopt any resolutions and take any actions, including adoption of any appropriate amendments to the Stock Plans and other Company Benefit Plans which are necessary to effectuate the provisions of Sections 4.5(a) and (b).

(d) No Right to Acquire Shares. The Company shall take all actions necessary to ensure that from and after the Effective Time (i) neither Parent nor the Surviving Entity will be required to deliver Shares or other capital stock of the Company or any of its Subsidiaries to any Person pursuant to or in settlement of Company Options or Company Awards after the Effective Time, and (ii) the Surviving Entity will not be bound by any options, rights, awards or arrangements which would entitle any Person, other than Parent or Merger Sub, to beneficially own shares of the Surviving Entity or Parent or receive any payments (other than as set forth in this Section 4.5) in respect of such options, rights, awards or arrangements.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on or prior to entering into this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a corporation or other business entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other foreign business entity in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, when taken together with all other such failures, is not reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or other organizational documents, each as amended to the date hereof. The Company’s and its Subsidiaries’ certificates of incorporation and by-laws or other organizational documents so delivered are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents. Section 5.1(a) of the Company Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries; and (ii) “Company Material Adverse Effect” means an effect that is materially adverse to the financial condition, properties, liabilities, prospects, business or results of operations of the Company and its Subsidiaries taken as a whole or that could reasonably be expected to materially impair the ability of the Company to perform under this Agreement or to consummate the Merger; provided, however, that any such effect resulting from any change in economic or business conditions generally, or in the oil and gas exploration, development and production industries specifically, either worldwide or in any geographic region where the Company and its Subsidiaries conduct business, including any change in commodity prices, shall not be considered when determining if a Company Material Adverse Effect has occurred; provided, however, that such state of facts, circumstance, event or change does not (x) primarily relate to (or have the effect of primarily relating to) the Company and its Subsidiaries or (y) disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the oil and gas exploration, development and production industries in such regions.

(b) Capital Structure. The authorized capital stock of the Company consists of 160,000,000 Shares, of which 67,212,548 Shares were outstanding as of the close of business on the date of this Agreement, and 5,000,000 shares of Preferred Stock, having a par value of $.01 per share (the “Preferred Shares”), of which zero shares are outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares or Preferred Shares reserved for issuance, except that, as of the date of this Agreement, there were 6,039,159 Shares reserved for issuance pursuant to the Company’s 1990 Stock Plan, as amended, and Non-Management Director Stock Option Plan (together, the “Stock Plans”), and 80,000 Preferred Shares reserved for issuance pursuant to the Rights Agreement, dated as of March 16, 1999 and amended as of April 3, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”). Section 5.1(b) of the Company Disclosure Schedule contains a correct and complete list of each Company Option and Company Award as of a date within one week of the date hereof, including the date of grant, exercise price (as applicable) and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Lien. Except as set forth above and pursuant to the Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter (“Voting Debt”). The Company Disclosure Schedule contains a true and complete list of each Person in which the Company owns, directly or indirectly, any voting interest that may require a filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(c) Corporate Authority; Approval and Opinions of Financial Advisors. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”), and to consummate the Merger. This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company (A) has unanimously approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and (B) has received the opinion of each of its financial advisors, Credit Suisse First Boston LLC and Lehman Brothers Inc., to the effect that, as of the date of such opinion, the Mixed Consideration to be received by the holders of the Shares in the Merger is fair, from a financial point of view, to such holders (other than Parent and its affiliates), copies of which opinions will be delivered to Parent. It is agreed and understood that such opinions are for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Merger Sub.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), (C) required to be made with the New York Stock Exchange (the “NYSE”), and (D) other foreign approvals, state securities, takeover and “blue sky” laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, a termination (or right of termination) or a default under, the loss of any benefit under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both), pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) binding upon the Company or any of its Subsidiaries or any Laws or governmental or non-governmental production sharing contract, lease or license, permit or other similar agreement or right permitting the Company or any of its Subsidiaries to explore for, develop, use, produce, sever, process, operate and occupy interests in oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous (collectively, “Hydrocarbons”) and associated fixtures or structures for a specified period of time (collectively, “Hydrocarbon Contracts”), or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, acceleration or creation that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. Section 5.1(d) of the Company Disclosure Schedule sets forth a correct and complete list of material Contracts, including all Hydrocarbon Contracts, of the Company and its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(iii) Section 5.1(d) of the Company Disclosure Schedule sets forth a correct and complete list of all material claims held by the Company or any of its Subsidiaries, as creditors or claimants, with respect to debtors or debtors-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), together with a correct and complete list of all orders entered by the applicable United States Bankruptcy Court with respect to each such proceeding. None of such orders, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. (i) The Company has delivered to Parent each registration statement, report, proxy statement and information statement prepared by it since December 31, 2004 (the “Audit Date”), including (A) the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and (B) the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, and June 30, 2005, each in the form (including exhibits, annexes and any amendments thereto) filed with the Securities and Exchange Commission (the “SEC”) (collectively, including any such reports filed subsequent to the date hereof and as amended, the “Company Reports”). As of their respective dates (or, if amended, as of the date of such amendment) the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be otherwise noted therein.

(ii) The Company is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(iii) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The

Company has disclosed, based on its most recent evaluation prior to the date hereof of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent true and correct copies of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2003. Since January 1, 2003, no former or current employee of the Company or any of its Subsidiaries has reported or alleged to the audit committee of the Board of Directors of the Company or the Company’s auditors questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(iv) The Company has not granted any waivers with respect to its policies regarding ethical conduct.

(f) Absence of Certain Changes. Except as disclosed in the Company Reports filed prior to the date hereof, since the Audit Date the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, prospects, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iii) any material acquisition or disposition of assets by the Company or any of its Subsidiaries, including the sale, lease, farm-out, license or other disposition of any material properties or assets, except for (A) sales of Hydrocarbons in the ordinary course of business, (B) dispositions of interests in exploratory prospects in exchange for interests in other prospects from third parties which the Company in good faith believes to have an equivalent value, consistent with past practices, and (C) sales of equipment and/or replacements thereof in the ordinary course of business; (iv) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; (v) any change by the Company in accounting principles, practices or methods; or (vi) any (A) Tax election made or changed, (B) Tax audit settled, or (C) amended Tax Return filed, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase has had or is likely to result in a Company Material Adverse Effect. Since the Audit Date, except as provided for herein or as disclosed in the Company Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Compensation and Benefit Plans other than increases or amendments in the ordinary course. As used in this Agreement, the term “knowledge” (with respect to representations in this Section 5.1) shall mean the actual knowledge, after reasonable inquiry, of the officers and employees of the Company listed on Section 5.1(f) of the Company Disclosure Schedule.

(g) Litigation and Liabilities. Except as disclosed in the Company Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any Environmental Law, or any other facts or circumstances of which the Company has knowledge that could result in any claims against, or obligations or liabilities of, the Company or any of its affiliates, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(h) Employee Benefits and Employment Matters.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company, including the Stock Plans and “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, pension, retirement, profit-sharing, thrift, savings, employment, termination, severance, compensation, medical, health, employee stock ownership, stock bonus, restricted stock, stock option, stock purchase, stock appreciation rights, Company stock based, incentive and bonus plans (the “Company Benefit Plans”), other than Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Company Non–U.S. Benefit Plans”), are listed on Schedule 5.1(h)(i) of the Company Disclosure Schedule, and each Company Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Company Benefit Plans listed on Schedule 5.1(h)(i) of the Company Disclosure Schedule, including any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent. Each Company Benefit Plan containing “change of control” or similar provisions is specifically identified on Schedule 5.1(h)(i) of the Company Disclosure Schedule.

(ii) All Company Benefit Plans, other than Company Non–U.S. Benefit Plans, are in substantial compliance with ERISA, the Code and other applicable laws. Each Company Benefit Plan which is subject to ERISA (the “Company ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. There is no voluntary employees’ beneficiary association, within the meaning of Section 501(c)(9) of the Code, which provides benefits under a Company Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any such Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(iii) No Company Benefit Plan is a multiple employer plan within the meaning of Code section 413(c) or ERISA section 4063, 4064 or 4066 or a “multiemployer plan” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”). No Company Benefit Plan is a multiple employer welfare arrangement as defined in ERISA section 3(40). Neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has contributed to, or had an obligation to contribute to, a Multiemployer Plan.

(iv) To the knowledge of the Company, with respect to each Company Benefit Plan, no event has occurred, and there exists no condition or set of circumstances, in connection with which the Company could directly or indirectly (through a commonly controlled entity or otherwise) be subject to any liability, other than any liability for benefits claims and funding obligations payable in the ordinary course. To the knowledge of the Company, the Company and each commonly controlled entity have made all payments due from it to date with respect to each Company Benefit Plan.

(v) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”). The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Company ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code (including Section 412(m)). No event has occurred, and there exists no condition or set of circumstances, which presents a material risk that any Company Pension Plan has or is likely to experience a partial termination within the meaning of Code section 411(d)(3).

(vi) All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Company ERISA Affiliate has an outstanding funding waiver. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(vii) No Company Pension Plan was or is subject to the provisions of Section 302 or 4022 of ERISA or the provisions of Section 412 of the Code.

(viii) As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Company Benefit Plans. There are no actions, liens, suits or claims pending or, to the knowledge of the Company, threatened (other than routine claims for benefits) with respect to any Company Benefit Plan or against the assets of any Company Benefit Plan. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life insurance benefits under any Company ERISA Plan or collective bargaining agreement (other than COBRA continuation coverage); retiree health and life insurance benefits mean medical and life insurance benefits provided to current or former employees beyond their retirement or other termination of service. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(ix) To the knowledge of the Company, each Company Benefit Plan that is a “group health plan” (as defined in ERISA section 607(1) or Code section 5001(b)(1)) has been operated at all times in material compliance with the provisions of COBRA, HIPAA and any applicable, similar state law.

(x) Each Company Pension Plan that is not qualified under Code section 401(a) or 403(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to ERISA section 201(2), 301(a)(3), and 401(a)(1). No assets of the Company are allocated to or held in a “rabbi trust,” “secular trust,” or similar funding vehicle.

(xi) There are no reserves, assets, surpluses or prepaid premiums with respect to any Company Benefit Plan.

(xii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) except as required in connection with the termination of the Company’s 401(k) Plan pursuant to the requirement of Section 6.11(a), accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans, or (D) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(xiii) As of the Closing, none of the Company, any of its Subsidiaries or any entity with which the Company or any of its Subsidiaries could be considered a single employer under 29 U.S.C. section 2101(a)(1) or under any relevant case-law has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, as it may be amended from time to time.

(xiv) To the knowledge of the Company, all Company Non–U.S. Benefit Plans comply in all material respects with applicable local law, provided that solely for purposes of this sentence, the term “knowledge” shall mean the actual knowledge, after reasonable inquiry, of those individuals listed in Section 5.1(f) of the Company Disclosure Schedule and the General Manager–Argentina. All Company Non–U.S. Benefit Plans are listed on Schedule 5.1(h)(xiv) of the Company Disclosure Schedule. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Company Non–U.S. Benefit Plan. As of the date hereof, there is no pending or, to the knowledge of the Company, threatened material litigation relating to Company Non–U.S. Benefit Plans.

(xv) As of the date hereof, to the knowledge of the Company, with respect to Employees, there are no (i) charges of discrimination before the Equal Employment Opportunity Commission or any other Governmental Entity, (ii) claims for unpaid wages or benefits, including overtime compensation, before the United States Department of Labor or any other Governmental Entity, (iii) claims for workers’ compensation or occupational disease benefits, (iv) claims for damages, wages, or other relief to or arising from employment, termination from employment or refusal to hire, (v) claims relating to an alleged failure to provide any leave or notice required by the Family and Medical Leave Act, (vi) investigations, citations or complaints by the Occupational Safety and Health Administration, and (vii) claims or conciliation agreements relating to any alleged failure to comply with Executive Order 11246 or Federal Contract Compliance with respect to Employees, which, in the case of any of the above clauses, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect. To its knowledge, the Company is (A) in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and (B) not engaged in any unfair labor or unlawful employment practice.

(i) Compliance with Laws; Permits. Except as disclosed in the Company Reports filed prior to the date hereof, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation in any material respect of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”). Except as disclosed in the Company Reports filed prior to the date hereof or with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated to the Company or any of its Subsidiaries an intention to conduct the same. To the knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. Each of the Company and each of its Subsidiaries has all governmental permits, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each a “Takeover Statute”) or any anti-takeover provision in the Company’s Restated Certificate of Incorporation and By-Laws is, or at the Effective Time will be, applicable to the Shares, the Merger or the other transactions contemplated by this Agreement. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” with the Company as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL or the Company’s Restated Certificate of Incorporation) as a result of the execution of this Agreement, or the consummation of the transactions contemplated hereby.

(k) Environmental Matters. Except as set forth in the Company Reports filed prior to the date of this Agreement and except for matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries, and, to the knowledge of the Company, their respective predecessors have been at all times operated, and are, in compliance with all applicable Environmental Laws, including all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all applicable Environmental Laws.

(ii) The Company and each of its Subsidiaries, and, to the knowledge of the Company, their respective predecessors, have obtained and have been at all times operated, and are in compliance with, and have made all appropriate filings for issuance or renewal of, all material permits, licenses, authorizations, registrations, orders, variances and other governmental consents required by, applicable Environmental Laws (“Environmental Permits”), including those regulating emissions, discharges, releases or the remediation of Hazardous Substances, or the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to the business of the Company or any of its Subsidiaries.

(iii) None of the Company’s and its Subsidiaries’, and, to the knowledge of the Company, their respective predecessors, currently or formerly owned or operated real property has had any release, discharge or emission of Hazardous Substances that could reasonably be expected to require remediation pursuant to any applicable Environmental Law.

(iv) There are no claims, notices, civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, their respective predecessors as to which the Company or any of its Subsidiaries have any obligations by contract or otherwise to defend or indemnify such predecessor, that are based on or related to any Environmental Matters or the failure to have any required Environmental Permits.

(v) There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans (including anticipated regulatory or legislative requirements): (A) that are reasonably likely to give rise to any liability or other obligation under any Environmental Laws or require the Company or any of its Subsidiaries to incur any Environmental Costs, or (B) that are reasonably likely to form the basis of any claim, action, suit, proceeding, hearing, investigation or inquiry against or involving the Company or any of its Subsidiaries based on or related to any Environmental Matter or that could require the Company or any of its Subsidiaries to incur any Environmental Costs.

(vi) Neither the Company nor any of its Subsidiaries has received any notice (written or oral) or other communication that any of them is or may be a potentially responsible person or otherwise liable in connection with any site allegedly containing any Hazardous Substances, other location where there has been a release of any Hazardous Substances, or claim relating to or arising from exposure to or any injury, personal or property, from any Hazardous Substance, or notice of any failure of the Company, any of its Subsidiaries, or, to the knowledge of the Company, their respective predecessors to comply in any material respect with any Environmental Law or the requirements of any Environmental Permit.

(vii) Neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, their respective predecessors has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location in violation of, or as could be expected to result in liability to the Company or any of its Subsidiaries under, any Environmental Laws.

(viii) Neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, their respective predecessors as to which the Company or any of its Subsidiaries have any obligations by contract or otherwise to defend or indemnify such predecessor, has been requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matter.

For the purposes of this Agreement, the following terms shall have the meanings indicated:

“Environmental Costs” means any actual or potential cleanup, remediation, removal, restoration or other response costs (which shall include costs to cause the representing party or its Subsidiaries to come into compliance with Environmental Laws or Environmental Permits, either voluntarily or by order or requirement of a Governmental Entity), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, capital expenditures, liabilities or obligations (including liabilities or obligations under any Environmental Permit, lease or other contract), payments, damages (including any actual, punitive or consequential damages under any statutory laws, common law cause of action or contractual obligations or otherwise, including damages (a) to third parties for personal injury or property damage, or (b) to natural resources), administrative, civil or criminal fines or penalties, judgments and amounts paid in settlement arising out of or relating to or resulting from any Environmental Matter.

“Environmental Matter” means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment and natural resources, human health or safety, health and sanitation, including any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Substances into any environmental medium or real property improvement, such as the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, management, release or threatened release of Hazardous Substances.

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or dangerous substances, materials, wastes, constituents, compounds, chemicals, natural or man-made elements or forces (including petroleum or any by-products or fractions thereof, any form of natural gas, Bevill Amendment materials, lead, asbestos and asbestos-containing materials), products, building construction materials and debris, the group of organic compounds known as polychlorinated biphenyls (“PCBs”) and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, sonic forces and other natural forces, infectious, carcinogenic, mutagenic, or etiologic agents, pesticides, defoliants, explosives, flammables and corrosives that are regulated by, or may now or in the future form the basis of liability under, any Environmental Laws.

“Environmental Laws” means any foreign, national, constitutional, federal, state, regional, district or local law, statute, ordinance, rule, permit requirement or regulation governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy relating to Environmental Matters, all indemnity agreements and other contractual obligations (including leases, asset purchase and merger agreements) relating to environmental matters, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

(l) Tax Matters. As of the date hereof, neither the Company nor any of its affiliates has taken or agreed to take any action, nor does the Company have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date hereof, there are not pending or, to the knowledge of the Company threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are reasonably likely to have a Company Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2002 through 2004 and true and correct summaries of certain information related to foreign operations derived from United States federal income Tax Returns for each of the fiscal years ended December 31, 1995 through 2001. The Company and its Subsidiaries have made provision for all Taxes payable by the Company and its Subsidiaries for which no Company Tax Return has yet been filed. The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Reports are adequate under GAAP to cover the Tax liabilities accruing through the date thereof. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent. Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries has any material liability with respect to income, franchise or similar Taxes that accrued on or before June 30, 2005 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date hereof.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(o) Insurance. All material property and casualty and general liability insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(p) Intellectual Property. The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights and proprietary information used or held for use in connection with their respective businesses (“Intellectual Property”) as currently being conducted, except where the failure to own or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material infringement of, or challenge to, any proprietary right owned by or licensed by or to Company or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(q) Rights Agreement. (i) The Company has amended the Rights Agreement to provide that Parent shall not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights (as defined in the Rights Agreement) will not separate from the Shares or become exercisable solely as a result of entering into this Agreement or consummation of the Merger and/or the other transactions contemplated hereby.

(ii) The Company has taken all necessary action with respect to all of the outstanding Rights so that, as of immediately prior to the Effective Time, (A) neither the Company nor Parent will have any obligations under the Rights or the Rights Agreement except obligations to the rights agent under Section 18 of the Rights Agreement, (B) the holders of the Rights will have no rights under the Rights or the Rights Agreement, and (C) the Rights shall terminate.

(r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Credit Suisse First Boston LLC and Lehman Brothers Inc. as its financial advisors, the arrangements with which have been disclosed to Parent prior to the date hereof.

(s) Properties. (i) The Company and its Subsidiaries have Good and Marketable Title, for oil and gas purposes, in and to all Hydrocarbon Contracts, free and clear of any liens, security interests, charges, mortgages or other encumbrances of any kind (collectively “Liens”), except: (a) Liens associated with obligations reflected in the Company Reserve Reports or the Company Reports; (b) Liens for current taxes not yet due and payable; (c) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens, charges or encumbrances arising in the ordinary course of business (A) if they have not been perfected pursuant to law, (B) if perfected, they have not yet become due and payable or payment is being withheld as provided by law, or (C) if their validity is being contested in good faith by appropriate action; (d) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests if they are customarily obtained subsequent to the sale or conveyance; and (e) such imperfections of title, easements and Liens as are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. All Hydrocarbon Contracts are valid and effective and all royalties, rentals and other payments due by the Company have been paid, there are currently pending no written requests or demands for payments, adjustments of payments or performance pursuant thereto; none of the Company or any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder, except in each case, as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. All major items of operating equipment of the Company and its Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, except as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The term “Good and Marketable Title” shall, for purposes of this Section 5.1(s), with respect to the Company and its Subsidiaries, mean such title that: (A) is deducible of record (from the records of the applicable parish or county or (1) in the case of federal leases, from the records of the applicable office of the Minerals Management Service or Bureau of Land Management, (2) in the case of Indian leases, from the applicable office of the Bureau of Indian Affairs, (3) in the case of state leases, from the records of the applicable state land office or (4) in the case of foreign assets, including assets located in Argentina, Bolivia and Yemen, from the records of the applicable governmental or recording agency’s office in those jurisdictions, or in each of case (1) through (4) as is assignable to the Company or one of its Subsidiaries out of an interest of record by reason of the performance by the Company or one of its Subsidiaries of all operations required to earn an enforceable right to such assignment); (B) is free from reasonable doubt to the end that a prudent purchaser engaged in the business of the ownership, development and operation of producing oil and gas properties with knowledge of all of the facts and their legal bearing would be willing to accept and pay full value for the same and a prudent lender would be willing to lend against it as collateral without discount for title matters; (C) entitles the Company or one or more of its Subsidiaries to receive not less than the interest set forth in the Company Reserve Report with respect to each proved property evaluated therein or with respect to unproved properties as set forth in the related Hydrocarbon Contracts; (D) obligates the Company or one or more of its Subsidiaries to pay costs and expenses relating to each such proved property in an amount not greater than the interest set forth in the Company Reserve Report with respect to such property or with respect to unproved properties as set forth in the related Hydrocarbon Contracts, in each case, without increase over the life of such property except as shown on the Company Reserve Reports; and (E) does not restrict the ability of the Company or its Subsidiaries to utilize the properties as currently intended.

(iii) As used in this Agreement, the term “Company Reserve Reports” means the reports furnished to Parent by Netherland, Sewell & Associates, Inc. for the United States, Argentina and Yemen and DeGolyer and MacNaughton for Bolivia or any other qualified and independent third party acceptable to Parent, containing statements and information with respect to the oil and gas reserves of the Company and its Subsidiaries as of January 1, 2005.

(t) Oil and Gas Reserves. The Company has delivered to Parent the Company Reserve Reports, which were prepared in a manner consistent with the requirements of Statement of Financial Accounting Standards No. 69 (other than any information pertaining to or derived from probable or possible reserves and provided that such reports contain no information on plugging and abandonment costs). The factual, non-interpretive data on which the Company Reserve Reports were based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Reports and in any supplement thereto or update thereof furnished to Parent was accurate and incorporates the following: the interests owned by Company and its Subsidiaries as of the effective date of the Company Reserve Reports; the cost of operating the properties; all production, unit cost and cost data; all tests, drilling activities and operations on the Company’s and its Subsidiaries’ properties of which the Company was aware at the time the Company Reserve Reports were prepared; all data related to productive wells and developed acreage assignable to such wells and undeveloped acreage; and the present value of future net cash flow from oil and gas reserves, and all capital costs reasonably expected by the Company at such time to be necessary to operate and develop the properties described therein.

(u) Deliver-or-Pay Arrangements. Except as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, there are no shortages in the Company’s and its Subsidiaries’ gas production resulting in the Company’s and its Subsidiaries’ failure to satisfy all of its deliver-or-pay obligations. Section 5.1(u) of the Company Disclosure Schedule sets forth the Company’s estimates of its imbalances in gas production as of July 31, 2005. The Company does not have any other imbalances in gas production that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect.

(v) Hedging. The Company has set forth in Section 5.1(v) of the Company Disclosure Schedule a summary of the Company’s position with respect to its futures, forwards, swap, collar, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities (collectively, “Hedges”) as of the date hereof. Neither the Company nor any of its Subsidiaries is bound by any Hedges as of the date hereof.

(w) Relations with Governments. To the knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of the Company or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable export control, money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect.

(x) Material Contracts. (i) Except for this Agreement, the material contracts attached to the Company Reports and the Company Benefit Plans, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC).

(ii) Neither the Company nor any of its Subsidiaries or Joint Ventures is a party to or bound by:

A. any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 5% voting or economic interest, or any interest valued at more than $10 million without regard to percentage voting or economic interest;

B. any Contract that contains a put, call or other right of acquisition or disposition pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a fair market value or purchase price of more than $10 million;

C. any Contract containing any covenant (x) limiting in any respect the right of the Company, its Subsidiaries or any of its affiliates or Joint Ventures (or, after the Effective Time, Parent, its Subsidiaries or its affiliates or Joint Ventures) to engage in any type or line of business or compete with any Person in any type or line of business or to compete with any Person or the manner or locations in which any of them engage, (y) granting any exclusivity rights or “most favored nations” status that, following the Merger, would in any way apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries or Joint Ventures, or (z) otherwise prohibiting or limiting the right of the Company, its Subsidiaries or any of its affiliates and Joint Ventures to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any material Intellectual Property owned by the Company or any of its Subsidiaries;

D. any licenses or similar agreements under which the Company or any of its Subsidiaries grants rights to third parties to Intellectual Property owned or controlled by them or any material licenses or similar agreements granting rights to the Company or any of its Subsidiaries to

Intellectual Property; any confidentiality agreements or standstill agreements with any third party (or any agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries; or

E. any Contract (x) with any affiliate of the Company (other than its Subsidiaries), (y) with a Governmental Entity (other than ordinary course Contracts with (i) U.S. Governmental Entities and (ii) non-U.S. Governmental Entities as a customer) or (z) containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person (the Contracts described in Section 5.1(x)(i) and clauses (A) – (E) of this Section 5.1(x)(ii), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

As used in this Agreement, “Joint Venture” of a Person shall mean any corporation or other Person that is not a Subsidiary of such Person, in which such Person owns directly or indirectly an equity, voting or other membership interest, other than equity, voting or other membership interests representing less than 5% of any class of the outstanding voting securities or equity or other voting or membership interests of any such Person and owned for passive investment purposes.

(iii) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any of the Company’s Material Contracts where such breach or default has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any of the Company’s Material Contracts is in breach of or default under the terms of any of the Company’s Material Contracts where such breach or default has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Material Contracts is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(y) Dividends, Transfer of Funds and Investments. Except as set forth in the Company Reports, there are no Laws that materially limit the ability of Subsidiaries of the Company to pay dividends or otherwise transfer funds to the Company or any of its other Subsidiaries or the ability of the Company or any of its Subsidiaries to invest in or otherwise transfer funds to any other Subsidiaries of the Company.

5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure letter delivered to the Company by Parent on or prior to entering into this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation. Parent has furnished to the Company complete and correct copies of its certificate of incorporation and by-laws and the Certificate of Formation and Operating Agreement of Merger Sub in effect as of the date hereof, which are in full force and effect. Each of Parent and Merger Sub has all requisite corporate or other power and authority to own, lease and operate its assets and properties and to conduct its business as now conducted. Each of Parent and Merger Sub is qualified to do business as a foreign corporation or limited liability company, as applicable, and in good standing in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority when taken together with all other such failures, is not reasonably likely to have a Parent Material Adverse Effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means an effect that is materially adverse to the financial condition, properties, liabilities, prospects, business or results of operations of the Parent and its significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act (“Significant Subsidiaries”) taken as a whole or that could reasonably be expected to materially impair the ability of the Parent to perform under this Agreement or to consummate the Merger; provided, however, that any such effect resulting from any change in economic or business conditions generally or in the oil and gas exploration, development and/or production industries specifically, shall not be considered when determining if a Parent Material Adverse Effect has occurred; provided, however, that such state of facts, circumstance, event or change does not (x) primarily relate to (or have the effect of primarily relating to) Parent and its Significant Subsidiaries or (y) disproportionately adversely affect Parent and its Significant Subsidiaries compared to other companies of similar size operating in the oil and gas exploration, development and production industries.

(b) Capitalization of Merger Sub. The authorized capital of Merger Sub consists of 100% capital interests, all of which, as of the date hereof, are issued and outstanding and held of record by Parent. All outstanding capital interests of Merger Sub have been duly authorized and validly issued. All outstanding capital interests of Merger Sub have been issued and granted in all material respects in compliance with applicable securities laws and other requirements of law.

(c) Capital Structure of Parent. The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, of which 402,034,877 shares were outstanding as of the close of business on September 30, 2005, and 50,000,000 shares of Preferred Stock having a par value $1.00 per share (the “Parent Preferred Shares”), of which zero shares are outstanding as of the date hereof. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no Parent Common Stock or Parent Preferred Shares reserved for issuance, except that, as of September 30, 2005, 2,703,923 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 1995 Incentive Stock Plan, 80,107 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 1996 Restricted Stock Plan, 11,436,492 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 2001 Incentive Compensation Plan, 17,000,000 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 2005 Long-Term Incentive Plan; 1,183,628 shares of Parent Common Stock reserved for issuance under Parent’s dividend reinvestment plan; and 1,497,689 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 401(k) plan (“Parent’s 401(k) Plan”) (together, the “Parent Stock Plans”). Each of the outstanding shares of capital stock of each of Parent’s Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly-owned subsidiary of Parent, free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other securities of Parent or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) Corporate Authority.

(i) No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate or company power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article IV. The Parent

Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent or other Person will have any preemptive right of subscription or purchase in respect thereof. The Parent Common Stock, when issued, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

(e) Governmental Filings; No Violations. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act, (C) required to be made with the NYSE, and (D) other foreign approvals, state securities, takeover and “blue sky” laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent and Certificate of Formation and Operating Agreement of Merger Sub or the comparable governing instruments of any of its Significant Subsidiaries, (B) a breach or violation of, a termination (or right of termination) or a default under, the loss of any benefit under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for breach, violation, termination, default, acceleration or creation that, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements. Parent has delivered to the Company each registration statement, report, proxy statement and information statement prepared by it since December 31, 2004 (the “Parent Audit Date”), including (i) Parent’s Annual Report on Form 10-K for the year ended December 31, 2004, and (ii) Parent’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, and June 30, 2005, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the “Parent Reports”). As of their respective dates (or if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be otherwise noted therein.

(g) Absence of Certain Changes. Except as disclosed in the Parent Reports filed prior to the date hereof, since the Parent Audit Date, Parent and its Significant Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been any change in the financial condition, properties, prospects, business or results of operations of Parent and its Subsidiaries or any development or combination of developments of which management of Parent has knowledge that, individually or in the aggregate, has had or is reasonably likely to result in a Parent Material Adverse Effect.

(h) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Petrie, Parkman & Co., Inc. and Goldman, Sachs & Co. as its financial advisors, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

ARTICLE VI

COVENANTS

6.1 Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement):

(a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates;

(b) it shall not (i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (ii) amend its certificate of incorporation or by-laws or, amend, modify or terminate the Rights Agreement; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly-owned Subsidiaries and other than regular quarterly cash dividends not in excess of $0.055 per Share; or (v) repurchase, redeem or otherwise acquire, except in connection with the Stock Plans, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt or any other property or assets (other than in accordance with the Rights Agreement and other than Shares issuable pursuant to options and other stock-based awards outstanding on the date hereof under the Stock Plans); (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability; (iii) (A) make or authorize or commit for any capital expenditures other than capital expenditures (a) in the aggregate amount remaining in the capital appropriations/spending budgets set forth in the Company Disclosure Schedule after deducting amounts previously authorized or committed by the Company with respect to calendar year 2005 and (b) in amounts not in excess of $2 million individually and $10 million in the aggregate with respect to all unbudgeted capital expenditures, or (B) by any means, make any acquisition of, or investment in, assets or stock of or other interest in, any other Person or entity for consideration in excess of (a) in the aggregate amount remaining in the acquisitions budget set forth in the Company Disclosure Schedule after deducting amounts previously spent by the Company with respect to acquisitions and investments in calendar year 2005 and (b) in amounts not in excess of $2 million individually and $10 million in the aggregate with respect to all unbudgeted acquisitions; and (iv) enter into any joint venture agreement, partnership agreement or similar agreement with any Person;

(d) except as set forth in Sections 5.1(h)(i) and 5.1(h)(xii) of the Company Disclosure Schedule, or as otherwise required by applicable Law, neither it nor any of its Subsidiaries shall (i) grant or provide any severance or termination payments or benefits to any director, officer or Employee of the Company or any of its Subsidiaries except, in the case of Employees who are not officers, in the ordinary course of business consistent with past practice, (ii) increase the compensation, bonus or pension, welfare, profit-sharing, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or Employee of the Company or any of its Subsidiaries, except for increases in base salary in the ordinary course of business consistent with past practice for Employees who are not officers, (iii) enter into, adopt, extend or renew any employment, severance, change in control, termination, deferred compensation or other similar agreement with any director, officer or Employee of the Company or any of its Subsidiaries, (iv) establish, adopt, amend, suspend, terminate or exercise any discretion under any Company Benefit Plan or amend the terms of or exercise any discretion under any Company Options or Company Awards, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan, to the extent not already provided for under any such Company Benefit Plan, (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (viii) forgive any loans to directors, officers or Employees of the Company or any of its Subsidiaries;

(e) prior to making any written or oral communications to any of its or its Subsidiaries’ directors, officers or Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, it shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the intended communication, and Parent and the Company shall cooperate in providing any such communication;

(f) except in the ordinary and usual course of business, neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

(g) neither it nor any of its Subsidiaries shall make any Tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(h) neither it nor any of its Subsidiaries shall take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect;

(i) neither it nor any of its Subsidiaries will authorize or enter into any Hedges;

(j) neither it nor any of its Subsidiaries will enter into any agreement that limits (other than in an insignificant manner) the ability of the Company or any Subsidiary of the Company, or would limit (other than in an insignificant manner) the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period, it being understood that any restriction that by its terms does not extend more than six months beyond the Effective Time shall be deemed to be insignificant;

(k) neither it nor any of its Subsidiaries will enter into any marketing Contract with respect to natural gas for a term longer than 31 days from the date of such Contract (or six months in the case of Bolivia);

(l) neither it nor any of its Subsidiaries will enter into any marketing Contract with respect to crude oil for a term longer than two full months from the last day of the calendar month in which such Contract is entered into; and

(m) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

6.2 Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or 15% or more of the assets or any equity securities of, it or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal; and (ii) at any time prior, but not after, this Agreement is submitted for a vote at the Stockholders Meeting, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement, (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal, or (C) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is likely to be required in order for its directors to comply with their respective fiduciary duties under applicable law and (y) in each case referred to in clause (B) or (C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, is reasonably likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company agrees that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

6.3 Information Supplied. (a) The Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/ Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) as promptly as practicable. Parent and the Company each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of the Company. Parent shall also use its reasonable best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4

Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meetings of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

6.4 Stockholders Meeting. The Company will take, in accordance with applicable law and its certificate and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the adoption of this Agreement. Subject to fiduciary obligations under applicable law, the Company’s Board of Directors shall recommend such adoption and shall take all lawful action to solicit such approval. Notwithstanding anything to the contrary in this Agreement, the obligation of the Company to convene a Stockholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any change of recommendation of the Company’s Board of Directors. The Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.

6.5 Filings; Other Actions; Notification. (a) The Company and Parent each shall use its reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated the date on which the S-4 Registration Statement shall become effective and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

(b) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the operations of any such assets or businesses. Subject to applicable laws relating to the sharing of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Subject to applicable law and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

6.6 Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

6.7 Access. Subject to applicable law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable law, each party shall (and shall cause its Subsidiaries to) afford the other party’s officers, employees, counsel, accountants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by such party, and provided, further, that the foregoing shall not require such party (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of such party or any of its Subsidiaries. All requests for information made pursuant to this Section 6.7 shall be directed to an executive officer of the Company or such Person as may be designated by either of their executive officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8 Affiliates. Prior to the date of the Stockholders Meeting, Parent shall deliver to the Company a list of names and addresses of those Persons who are, in the opinion of the Parent, as of the time of the Stockholders Meeting referred to in Section 6.4, affiliates of the Company, within the meaning of Rule 145 under the Securities Act (“affiliates”). The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Stockholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and Parent may direct the Exchange Agent not to issue certificates representing Parent Common Stock received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Common Stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 6.8.

6.9 Stock Exchange Listing and De-listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. The Surviving Entity shall use its reasonable best efforts to cause the Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.10 Publicity. The Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Government Entity.

6.11 Employee Benefits—General. Parent agrees that, as soon as reasonably practicable following the Effective Time, Employees who are eligible to participate in Company Benefit Plans and who are employed by Parent or any of its Subsidiaries after the Effective Time (“Continuing Employees”) will be eligible to participate in employee benefit plans of Parent or its Subsidiaries on substantially the same terms and conditions as similarly situated employees of Parent or its Subsidiaries, taking into account, as of the Effective Time, the service by Continuing Employees prior to the Effective Time described in the next following sentence. Except as set forth in Section 6.11 of the Parent Disclosure Schedule, Parent will cause any employee benefit plans in which the Continuing Employees are eligible to participate to take into account, for purposes of eligibility and vesting thereunder, but not for purposes of benefit accrual, not for purposes of qualifying for any subsidized early retirement benefits, and not to the extent that it would result in any duplication of benefits, service by Continuing Employees prior to the Effective Time as if such service were with Parent, to the same extent such service was credited under a Company Benefit Plan. Parent shall credit any vacation balances existing at the Effective Time for each Continuing Employee; provided, that any amount of vacation accrued under Parent’s policy by reason of such Continuing Employee’s post-Closing service with Parent or any of its Subsidiaries shall be adjusted to the extent necessary so that in no event will the aggregate amount of vacation accrued by such Continuing Employee for the year in which the Closing occurs for pre-Closing service with the Company and its Subsidiaries plus post-Closing service with Parent and its Subsidiaries exceed the amount of vacation such Continuing Employee would have accrued for that year under Parent’s vacation policy had such Continuing Employee been employed only by Parent for the entire year. For Continuing Employees, under the medical plans of Parent and its Subsidiaries for the calendar year in which the Closing occurs, (i) Parent shall cause there to be waived any pre-existing conditions, actively at work requirements and waiting periods or other eligibility requirements; and (ii) to the extent that any such Continuing Employee has satisfied, in whole or in part, any annual deductible under a Company medical plan, or has paid any out of pocket expenses pursuant to any such plan’s coinsurance provision, in each case, with respect to the calendar year in which the Closing occurs, such amount shall be counted toward the satisfaction of any applicable deductible or out of pocket expense maximum, respectively, under Parent’s medical plans. Parent shall, or shall cause the Surviving Entity to, honor all employee benefit obligations to Employees receiving disability payments or on disability status or with outstanding balances or claims, as applicable, at the Effective Time under the Company Group Health and Lower Tax Plan and the Company Group Life and Disability Plan (both of which are listed in Section 5.1(h)(i) of the Company Disclosure Schedule).

(a) 401(k) Plan. Each Continuing Employee who is eligible to participate in the Vintage Petroleum, Inc. 401(k) plan (the “Company’s 401(k) Plan”) immediately prior to the Effective Time shall be eligible to participate in Parent’s 401(k) Plan after the Effective Time. The Company shall cause the Company’s 401(k) Plan to be terminated effective not later than the Closing Date and shall apply to the IRS for a favorable determination letter regarding the qualification of the Company’s 401(k) Plan upon termination. Following Parent’s receipt of a copy of such a favorable determination letter, Parent will cause Parent’s 401(k) Plan to permit each Continuing Employee, at his or her option, to roll over to Parent’s 401(k) Plan a distribution of his or her account balances from the Company’s 401(k) Plan (including cash and any outstanding loan balances, but excluding rollovers in kind) under the terms and conditions established by Parent’s 401(k) Plan. Except as set forth in Section 6.11 of the Parent Disclosure Schedule, Parent will cause Parent’s 401(k) Plan in which Continuing Employees are eligible to participate to take into account, for purposes of eligibility and vesting thereunder, but not to the extent that it would result in any duplication of benefits, service by Continuing Employees before the Closing Date as if such service had been with Parent, to the same extent such service was credited under the Company’s 401(k) Plan.

(b) Nothing contained in this Agreement or in the Parent Disclosure Schedule shall obligate Parent, the Surviving Entity or any of their affiliates to (i) maintain any particular compensation or benefit plan or (ii) employ or retain the employment of any particular employee.

(c) Access to Employees. From the date following the date hereof that is mutually agreed upon between the parties (which shall not be later than 30 days following the date hereof), the Company shall cooperate with Parent in permitting Parent reasonable access to Employees (i) to interview during normal business hours, (ii) to seek consent from any Employees to perform background checks and drug testing, consistent with Parent’s policies and (iii) to communicate to Employees any information concerning employment with Parent or its Subsidiaries in accordance with this Agreement. Not later than five business days after the date hereof, the Company shall make available to Parent a list of all Employees, including, for each Employee, the Employee’s name, title, salary, work location, status (active, on leave, etc.), date of birth, “exempt” or “non-exempt” status, and full or part time status.

6.12 Expenses. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Entity for such charges and expenses. Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

6.13 Indemnification; Directors’ and Officers’ Insurance. (a) Parent agrees that, from and after the Effective Time, it will indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its certificate of incorporation or by-laws or pursuant to other agreements in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law and the Company’s certificate of incorporation and by-laws shall be made by independent counsel selected by the Surviving Entity.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Entity shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(c) The Surviving Entity shall maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor (on an annualized basis) is not in excess of 2.0 times the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period, the Surviving Entity will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 2.0 times the Current Premium.

(d) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

6.14 Other Actions by the Company and Parent.

(a) Indenture Matters. Parent and the Company shall, and shall cause their respective Subsidiaries to, take all actions that are reasonably necessary or appropriate in order for the Surviving Entity to succeed to, assume or modify, as the case may be, the indentures governing the outstanding publicly held debt securities of the Company referred to in the Company Reports in order to avoid defaults thereunder as a result of the consummation of the Merger.

(b) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(c) Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Shares so that holders of Shares do not receive dividends on both Shares and Parent Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Shares or Parent Common Stock received in the Merger in respect of any calendar quarter.

(d) Section 16 Matters. The Board of Directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of Shares into Parent Common Stock and (ii) the cancellation of Company Options and Company Awards for cash pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, the Board of Directors of the Company shall adopt resolutions that specify (A) the name of each individual whose disposition of Shares (including Company Options and Company Awards) is to be exempted, (B) the number of Shares (including Company Options and Company Awards) to be disposed of by each such individual, and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act. Parent and the Company shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective Boards of Directors prior to such adoption and the Company shall provide Parent with such information as shall be reasonably necessary for Parent’s Board of Directors to set forth the information required in the resolutions of Parent’s Board of Directors.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable law and the certificate and by-laws of the Company.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 1.3, all domestic and foreign notices, reports, applications and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all domestic and foreign consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be).

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity or any other Person shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order.

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(f) Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 5.1(b), which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Contract (including each Hydrocarbon Contract and any material contract related to the transportation or marketing of Hydrocarbons) to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect and is not reasonably likely to prevent or to materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(d) Tax Opinion. Parent shall have received the opinion of McKee & Nelson LLP, tax counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Parent, Merger Sub, the Company or others reasonably requested by counsel.

(e) Dissenting Shares. The aggregate amount of Dissenting Shares shall be less than 10% of the total outstanding Shares at the Effective Time.

(f) Affiliates Letters. Parent shall have received an Affiliates Letter from each Person identified as an affiliate of the Company pursuant to Section 6.8.

(g) Accountant Letter. Parent shall have received, in form and substance reasonably satisfactory to Parent, from Ernst & Young LLP the “comfort” letter described in Section 6.5(a).

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement that are qualified by reference to Parent Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of Parent set forth in this Agreement that are not qualified by reference to Parent Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Parent (other than Section 5.2(c), which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect; and (iii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received the opinion of Conner & Winters, LLP, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code.

(d) Accountant Letters. The Company shall have received, in form and substance reasonably satisfactory to the Company, from KPMG LLP the “comfort” letter described in Section 6.5(a).

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by March 1, 2006, whether such date is before or after the date of approval by the stockholders of the Company (the “Termination Date”); (ii) the Stockholders Meeting shall not have been held by the Termination Date or the approval of the Company’s stockholders required by Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.2(ii) shall not be available to the Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act by the Company and such action or failure to act constitutes a material breach by the Company of this Agreement; or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company); provided, that the right to terminate this Agreement pursuant to clause (i) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 7.1(a), by action of the Board of Directors of the Company, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent, if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company, or (iii) the Company or any of the other Persons described in Section 6.2 as affiliates, agents or representatives of the Company shall have violated Section 6.2.

8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.4(i) or Section 8.4(iii) other than a failure to obtain the consent of the Company’s stockholders, then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $75,000,000 by wire transfer of immediately available funds (the “Termination Fee”). The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the rate of LIBOR plus 100 basis points in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.6 (Taxation), 6.9 (Stock Exchange Listing and De-listing), 6.12 (Expenses) and 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.12 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2 Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the Board of Directors of the respective parties.

9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED

AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Parent or Merger Sub

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, CA 90024

Attention: Todd Stevens

                  Linda S. Peterson

Fax: (310) 443-6435

(with a copy to

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

Attention: Alison S. Ressler

Fax: (310) 712-8800)

if to the Company

Vintage Petroleum, Inc.

110 West Seventh Street

23rd Floor

Tulsa, Oklahoma 74119

Attention: Robert W. Cox

Fax: (918) 588-9781

(with a copy to

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, OK 74103-4344

Attention: Robert A. Curry

Fax: (918) 586-8548)

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement, dated July 28, 2005, between Parent and the Company, as amended on August 1, 2005 (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Entity to cause such Subsidiary to take such action.

9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.12 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Article or Exhibit, such reference shall be to a Section or Article of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Entity in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

VINTAGE PETROLEUM, INC.

By	/s/ C.C. STEPHENSON, JR.
Name:	C.C. Stephenson, Jr.
Title:	Chairman, President and Chief Executive Officer

OCCIDENTAL PETROLEUM CORPORATION

By	/s/ TODD STEVENS
Name:	Todd Stevens
Title:	Vice President–Acquisition and Corporate Finance

OCCIDENTAL TRANSACTION 1, LLC

By	/s/ TODD STEVENS
Name:	Todd Stevens
Title:	Vice President–Acquisition and Corporate Finance

DEFINED TERMS

Terms	Section
Acquiring Person	5.1(q)(i)
Acquisition Proposal	6.2
affiliates	6.8
Affiliates Letter	6.8
Agreement	Preamble
Audit Date	5.1(e)
Average Closing Price	4.5(a)
Bankruptcy and Equity Exception	5.1(c)(i)
Bankruptcy Code	5.1(d)(iii)
Certificate	4.1(a)
Certificate of Formation	2.1
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Awards	4.5(b)
Company Benefit Plans	5.1(h)(i)
Company Disclosure Schedule	5.1
Company ERISA Affiliate	5.1(h)(v)
Company’s 401(k) Plan	6.11(a)
Company Material Adverse Effect	5.1(a)
Company Non-U.S. Benefit Plans	5.1(h)(i)
Company Option	4.5(a)
Company Pension Plan	5.1(h)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company Reserve Report	5.1(s)(iii)
Confidentiality Agreement	9.7
Constituent Entities	Preamble
Contracts	5.1(d)(ii)
Continuing Employees	6.11
Costs	6.13(a)
Current Premium	6.13(c)
Delaware Certificate of Merger	1.3
DGCL	1.1
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
D&O Insurance	6.13(c)
Effective Time	1.3
Employees	5.1(h)(i)
Environmental Costs	5.1(k)
Environmental Laws	5.1(k)
Environmental Matter	5.1(k)
Environmental Permits	5.1(k)(ii)
ERISA	5.1(h)(i)
Exchange Act	5.1(d)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)

Terms	Section
Excluded Shares	4.1(a)
GAAP	5.1(e)(i)
Good and Marketable Title	5.1(s)(ii)
Governmental Consents	7.1(c)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(k)
Hedges	5.1(v)
HSR Act	5.1(b)
Hydrocarbon Contracts	5.1(d)(ii)
Hydrocarbons	5.1(d)(ii)
Indemnified Parties	6.13(a)
Intellectual Property	5.1(p)
IRS	5.1(h)(ii)
Joint Venture	5.1(x)
knowledge	5.1(f)
Laws	5.1(i)
Liens	5.1(s)
LLC Act	1.1
Material Contracts	5.1(x)(ii)(E)
Merger	Recitals
Merger Sub	Preamble
Mixed Consideration	4.1(a)
Multiemployer Plan	5.1(h)(iii)
NYSE	5.1(d)(i)
Operating Agreement	2.2
Order	7.1(d)
Parent	Preamble
Parent Audit Date	5.2(f)
Parent Common Stock	4.1(a)
Parent Companies	4.1(a)
Parent Disclosure Schedule	5.2
Parent’s 401(k) Plan	5.2(c)
Parent Material Adverse Effect	5.2(a)
Parent Preferred Shares	5.2(c)
Parent Reports	5.2(f)
Parent Stock Plans	5.2(c)
PBGC	5.1(h)(v)
PCB	5.1(k)
Person	4.2(a)
Preferred Shares	5.1(b)
Prospectus/Proxy Statement	6.3(a)
Representatives	6.7
Rights	5.1(q)(i)
Rights Agreement	5.1(b)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(ii)
SEC	5.1(e)(i)
Securities Act	5.1(d)(i)
Share	4.1(a)
Shares	4.1(a)

Terms	Section
Significant Subsidiaries	5.2(a)
Stockholders Meeting	6.4
Stock Plans	5.1(b)
Subsidiary	5.1(a)
Surviving Entity	1.1
Takeover Statute	5.1(j)
Tax	5.1(m)
Taxable	5.1(m)
Taxes	5.1(m)
Tax Return	5.1(m)
Termination Date	8.2
Termination Fee	8.5(b)
Voting Debt	5.1(b)

EXHIBIT A

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Vintage Petroleum, Inc. (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 (“Rule 145”) of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

I have been further advised that, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 13, 2005 (the “Merger Agreement”), by and among the Company, Occidental Petroleum Corporation (“Parent”) and Occidental Transaction 1, LLC (“Merger Sub”), the Company will be merged with and into Merger Sub (the “Merger”), and I may be eligible to receive shares of common stock of Parent (“Parent Common Stock”) in exchange in part for shares of common stock of the Company owned by me.

I hereby represent, warrant and covenant to Parent that, in the event I receive any Parent Common Stock pursuant to the Merger:

1. I shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

2. I have carefully read this letter and the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Common Stock to the extent I believed necessary with my counsel or with counsel for the Company.

3. I have been advised that any issuance of Parent Common Stock to me pursuant to the Merger Agreement will be registered with the SEC on a registration statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted to the stockholders of the Company for approval, I may be an “affiliate” of the Company, any sale or disposition by me of any of the Parent Common Stock may only be made, in accordance with the provisions of paragraph (d) of Rule 145 under the Act, pursuant to an effective registration statement under the Act or pursuant to an exemption thereunder. I agree that I will not sell, transfer or otherwise dispose of Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act; (ii) such sale, transfer or other disposition is made in conformity with the applicable volume and other limitations of Rule 144 promulgated by the SEC under the Act; or (iii) in the written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

4. I understand that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available.

5. I understand that stop transfer instructions will be given to Parent’s transfer agent with respect to Parent Common Stock and that there will be placed on the certificates for the Parent Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may only be sold or otherwise transferred in accordance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

6. I also understand that, unless the transfer by me of my Parent Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“The sale of the shares represented by this certificate has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the shares were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act.”

It is understood and agreed that this letter agreement shall terminate and be of no further force or effect and the legends set forth in paragraphs (5) or (6), as the case may be, above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (i) any such shares of Parent Common Stock shall have been registered under the Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Parent Common Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Act, or (iii) I am not at the time an affiliate of Parent and have been the beneficial owner of the Parent Common Stock for at least one year (or such other period as may be prescribed by the Act and the Rules and Regulations), and Parent has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding 12 months, other than Form 8-K reports, or (iv) I am not and have not been for at least three months an affiliate of Parent and have been the beneficial owner of the Parent Common Stock for at least two years (or such other period as may be prescribed by the Act and the Rules and Regulations), or (v) Parent shall have received a letter from the staff of the SEC, or a written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Parent, to the effect that the stock transfer restrictions and the legend are not required.

My execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Sincerely,

Dated:

Accepted this          day of                 , 2006

OCCIDENTAL PETROLEUM CORPORATION

By:

Name:

Title:

APPENDIX B

[LETTERHEAD OF CREDIT SUISSE FIRST BOSTON LLC]

October 13, 2005

Board of Directors

Vintage Petroleum, Inc.

110 West Seventh Street

Tulsa, Oklahoma 74119-1029

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.005 per share (“Company Common Stock”), of Vintage Petroleum, Inc. (the “Company”), other than Occidental Petroleum Corporation (“Occidental”) and its affiliates, of the Merger Consideration (as defined below) provided for in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Occidental, Occidental Transaction 1, LLC, a wholly owned subsidiary of Occidental (“Merger Sub”), and the Company. The Merger Agreement provides for, among other things, the merger of the Company with and into Merger Sub (the “Merger”) pursuant to which Merger Sub will be the surviving entity and each outstanding share of Company Common Stock will be converted into the right to receive (i) 0.42 of a share of the common stock (the “Stock Consideration”), par value $0.20 per share (“Occidental Common Stock”), of Occidental and (ii) $20.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we have reviewed a draft dated October 11, 2005 of the Merger Agreement as well as certain publicly available business and financial information relating to the Company and Occidental, including oil and gas reserve estimates and other data for the Company and Occidental reflected in certain public filings of the Company and Occidental (respectively, the “Company Reserve Data” and the “Occidental Reserve Data”). We also have reviewed certain other information, including publicly available and other financial forecasts and estimated data relating to the Company (and certain alternative commodity pricing and reserve risk assumptions) and publicly available financial forecasts relating to Occidental, provided to or discussed with us by the Company and Occidental, and have met with the managements of the Company and Occidental to discuss the businesses and prospects of the Company and Occidental. We have reviewed and discussed with the management of the Company certain oil and gas reserve reports for the Company prepared by reserve evaluation consultants to the Company (the “Consultants”), including certain oil and gas reserve estimates prepared by the management of the Company reflected therein (the “Company Reserve Reports”). We also have considered certain financial, operating and stock market data of the Company and Occidental and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and Occidental, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed and other estimated data relating to the Company discussed with us, the management of the Company has advised us, and we have assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that such other data (including alternative commodity pricing and reserve risk assumptions discussed with us) also represent reasonable estimates. With respect to the Company Reserve Reports and the Company Reserve Data that we have reviewed, we have been advised, and have assumed, that such Company Reserve Reports and Company Reserve Data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company and the Consultants with respect to the oil and gas reserves of the Company and

Board of Directors

Vintage Petroleum, Inc.

October 13, 2005

related information set forth therein. With respect to the publicly available financial forecasts for Occidental and the Occidental Reserve Data that we have reviewed, the management of Occidental has advised us, and we have assumed, that such forecasts and Occidental Reserve Data represent reasonable estimates as to the future financial performance and oil and gas reserves of Occidental. We have assumed, with your consent, that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory or third party consents, approvals or agreements for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company, Occidental or the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement therein. Representatives of the Company have advised us, and we further have assumed, that the Merger Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Occidental, nor have we been furnished with any such evaluations or appraisals (other than the Company Reserve Reports), and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or gas properties of the Company or Occidental (including unevaluated properties). Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than Occidental and its affiliates, of the Merger Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. We were not requested to, and we did not, participate in the negotiation or structuring of the Merger, and we were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion also is based on certain assumptions as to future commodity prices for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the actual value of Occidental Common Stock will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which Occidental Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger.

We were engaged solely to render an opinion in connection with the Merger and will receive a fee for such services upon rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and Occidental unrelated to the proposed Merger, for which services we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for our own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and Occidental and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Board of Directors

Vintage Petroleum, Inc.

October 13, 2005

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, other than Occidental and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

APPENDIX C

October 13, 2005

Board of Directors

Vintage Petroleum, Inc.

110 West Seventh Street

Tulsa, OK 74119

Members of the Board:

We understand that Vintage Petroleum, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger, dated as of October 11, 2005 (the “Agreement”), by and among the Company, Occidental Petroleum Corporation (“OPC”) and Occidental Transaction 1, LLC (“Merger Sub”), pursuant to which the Company will merge (the “Merger”) with and into Merger Sub, with Merger Sub surviving the Merger. We further understand that, upon the effectiveness of the Merger, each share of the Company’s common stock then issued and outstanding will be converted into the right to receive $20.00 in cash and 0.42 shares of OPC common stock (together, the “Consideration”). The terms and conditions of the Merger are set forth in more detail in the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Merger.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Merger, (2) publicly available information concerning the Company and OPC that we believe to be relevant to our analysis, including, without limitation, the Annual Reports on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the six months ended June 30, 2005, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including financial projections for the fiscal year ended December 31, 2005 (the “Company Projections”), (4) financial and operating information that is or will subsequently be made public by OPC with respect to the business, operations and prospects of OPC furnished to us by OPC, (5) estimates of certain proved and non-proved reserves of the Company, as of December 31, 2004, audited by third-party reserve engineers (the “Reserve Reports”) and such estimates rolled forward internally by management of the Company to June 30, 2005 (the “Company Reserve Reports”), (6) the trading histories of the Company’s common stock and OPC’s common stock from October 11, 2004 to October 11, 2005 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company and OPC with each other and with those of other companies that we deemed relevant based on publicly available

LEHMAN BROTHERS INC.

600 TRAVIS STREET    7200    HOUSTON,    TEXAS    77002    TELEPHONE    713    236    3954     FACSIMILE    713    222    8908

information of such other companies, (8) a comparison of the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant, (9) commodity price assumptions published by Lehman Brothers equity research and commodity prices as quoted on the NYMEX on October 6, 2005 (10) the potential pro forma impact of the Merger on the future financial performance of OPC, including the cost savings, operating synergies and strategic benefits expected to result from a combination of the businesses of the Company and OPC (the “Expected Synergies”), and (11) published estimates by independent equity research analysts (including Lehman Brothers) with respect to the future financial performance of the Company and OPC. In addition, we have had discussions with the managements of the Company and OPC concerning their respective businesses, operations, assets, financial conditions, reserves, production profiles, hedging levels, exploration programs and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and OPC with respect to the information provided by them to Lehman Brothers, respectively, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. However, for the purposes of our analysis, we considered (i) the Company Projections which were adjusted based on commodity price assumptions published by Lehman Brothers equity research, and (ii) published estimates of Lehman Brothers’ equity research analyst for the Company’s 2005 fiscal year (“2005 Research Estimates”). We have discussed these adjustments to the Company Projections and the 2005 Research Estimates with the management of the Company and they have agreed with the appropriateness of the use of, and we have relied on, the adjusted Company Projections and 2005 Research Estimates in performing our analysis. We have not been provided with, and did not have any access to, financial projections of the Company for the fiscal year ended December 31, 2006 prepared by management of the Company. Accordingly, upon advice of the Company, we have assumed that the published estimates of Lehman Brothers’ equity research analyst are a reasonable basis upon which to evaluate the future financial performance of the Company with regard to the 2006 fiscal year and that the Company will perform substantially in accordance with such estimates. We have not been provided with, and did not have access to, financial projections of OPC prepared by the management of OPC. Accordingly, Lehman Brothers held discussions with Occidental concerning published estimates by independent research analysts (including Lehman Brothers) with respect to the future financial performance of Occidental. Upon advice of the Company, we have assumed that the published estimates of Lehman Brothers’ equity research analyst are a reasonable basis upon which to evaluate the future financial performance of OPC and that OPC will perform substantially in accordance with such estimates. With respect to the Company Reserve Reports, we have discussed these Company Reserve Reports with the management of the Company and upon advice of the Company, we have assumed that the Company Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of the Company as of such date. However, for the purposes of our analysis, we considered the

Company Reserve Reports adjusted to reflect, among other things, commodity prices as quoted on the NYMEX on October 6, 2005. We have discussed these adjustments to the Company Reserve Reports with the management of the Company and they have agreed with the appropriateness of the use of, and we have relied on, the adjusted Company Reserve Reports in performing our analysis. With respect to the Expected Synergies estimated by the managements of the Company and OPC to result from the Merger, we have assumed that the amount and timing was appropriate and that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or OPC and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or OPC, other than the Reserve Reports. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we have not been requested to and do not express any opinion as to the prices at which shares of OPC common stock may trade following the announcement or consummation of the Merger. This opinion should not be viewed as providing any assurance that the market value of the shares of OPC common stock to be held by the stockholders of the Company after the consummation of the Merger (in addition to the cash portion of the Consideration) will be in excess of the market value of the shares of Company common stock held by such stockholders at any time prior to the announcement or consummation of the Merger.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Merger is fair to the stockholders of the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and OPC in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and OPC for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Neuberger Berman Inc., one of our affiliates, owns shares of the Company’s common stock through its funds and is a significant shareholder of the Company.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to any matter relating to the Merger.

Very truly yours,

LEHMAN BROTHERS

APPENDIX D

EXCERPT FROM THE DELAWARE GENERAL CORPORATION LAW ACT

CONCERNING DISSENTERS’ RIGHTS

DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

D-4